Metropolitan Bank Holding

Since 1999



MCB
LISTED
NYSE

2023
Notice
and Proxy
Statement

&

2022
Annual
Report





Mark R. DeFazio
President and CEO
Metropolitan Bank Holding Corp.

Dear fellow stockholders:

During the past year, opposing forces, including more than a decade of sustained low-interest rates followed by acute rising interest rates, have created industry-wide tension and unsustainable stress for several banks that were not prepared. However, Metropolitan Commercial Bank is successfully navigating this ever-changing environment because of the planning and positioning that began at our inception.

Bank Prime Loan Rates and U.S. Recessions Throughout Our History



Source: Board of Governors of the Federal Reserve System (US)

Net Interest Margin



Starting a de novo bank in June of 1999 and quickly recognizing we were capable of sustaining balance sheet growth, it became clear that understanding asset liability management and interest rate risk would be vital. From the outset, we diligently balanced these risks appropriately and prepared for future disruptions that could affect our balance sheet. By committing to an unwavering discipline, we weathered a sustained low-rate environment, an acute higher-rate environment, The Dot Com Recession, The Great Recession and The COVID-19 Recession, while maintaining a steady growth strategy, protecting our Net Interest Margin, and booking strong earnings.

Deposit | $ billions
As of December 31,


Loans | $ billions
As of December 31,


Assets | $ billions
As of December 31,


Revenue | $ millions
For the year ended December 31,


Net Income | $ millions
For the year ended December 31,


Financial Highlights

- Deposits were $5.3 billion at December 31, 2022, which represented a 30% compound annual growth rate since 2017.
- Loans totaled $4.8 billion at December 31, 2022, up 29.7% from Q4 2021.
- Assets were $6.3 billion at December 31, 2022, a 29% compound annual growth rate since 2017.
- Revenue of $256.0 million for 2022, up 41.5% from the prior year.
- Net income of $59 million for 2022 includes the $35 million charge for a regulatory settlement reserve. Excluding the charge, net income would have been $94 million.

Our balance sheet management is a real-time proactive process that requires discipline and the constant attention of seasoned bankers and subject matter experts who are aligned with the Bank's strategic direction and risk profile.

2022 confirmed that Metropolitan Commercial Bank could capture market share organically and integrate growth efficiently while driving core earnings during financial storms and calm seas. In many ways, the industry has caught up with us in recognizing that liquidity, in the form of low-cost deposits, cannot solely come from a retail brick-and-mortar footprint. Having diversified deposit verticals has served our Bank well in protecting Net Interest Margin.

I am very confident in Metropolitan Commercial Bank's future. Core commercial banks have

Total Revenues*
$ thousands | For the year ended December 31,



ROATCE and Adjusted ROATCE**
For the year ended December 31,



tremendous value and are critical in driving local, regional and national economies. It's evident on many levels that our industry continues to change. What sets Metropolitan Commercial Bank apart from other commercial banks is our awareness of those changes and our continuous efforts to convert them into opportunities.

Last year I wrote, "Just when you thought things could not get any more challenging or interesting, they just did." And they have again. The first quarter of 2023 has been marked by bank failures and rescues, the implications of which may affect the economy for a while, both here and internationally.

As discussions continue regarding uninsured deposits, stock volatility, real estate, and short sellers, I would

Annual Financial Highlights
Year-Over-Year

- Revenues increased 41.5%.
- Net interest income of $229.2 million, an increase of 46.0%.
- Net interest margin of 3.49%, an increase of 72 basis points.
- Net income of $59 million for 2022 includes the $35 million charge for a regulatory settlement reserve. Excluding the charge, net income would have been $94 million.
- Diluted earnings per share of $5.29, inclusive of a $3.13 per share charge for a regulatory settlement reserve. Excluding the charge, earnings per share would have been $8.42.
- Loans totaled $4.8 billion at December 31, 2022, an increase of 29.7%.
- Return on average tangible common equity of 10.4%, inclusive of a $35 million charge for a regulatory settlement reserve. Excluding the charge, return on average tangible common equity would have been 16.6%.

* Total Revenues includes Net Interest Income and Non-Interest Income.

** Non-GAAP financial measure. Excludes $9.7 million of intangibles for all periods presented, and $5.5 million of preferred equity for 2017 through 2021. Adjusted ROATCE excludes the $35 million charge for a regulatory settlement reserve.



Revenue CAGR[1]
2017–2022

- Metropolitan Commercial Bank: 32.2%
- KRX Index[2]: 8.6%



Earnings per Share CAGR[1]
2017–2022

- Metropolitan Commercial Bank: 17.7%
- KRX Index[2]: 11.9%



Tangible Book Value per Share CAGR[1]
2017–2022

- Metropolitan Commercial Bank: 13.8%
- KRX Index[2]: 3.1%

Financial Highlights

- 32% Revenue compound annual growth rate since 2017.
- Earnings per share 18% compound growth rate since 2017.
- 14% Tangible book value per share compound growth rate since 2017.

ask investors, regulators, financial analysts, and other interested parties to rely on facts, and ask questions of management. Qualified people can evaluate the long-term business models of failed banks and agree on what might have been unsustainable, unprepared for disruptions, or an acute shock to the system.

As always, I am deeply grateful for the support and trust of our stockholders, Board of Directors, clients, employees, and regulatory partners. Thank you.

Sincerely,

Mark R. DeFazio
President and Chief Executive Officer
Metropolitan Bank Holding Corp.

Source: FactSet, S&P Global Market Intelligence

1 CAGR from December 31, 2017 through December 31, 2022

2 KRX Index represents the KBW Regional Bank Index

Metropolitan Bank Holding Corp. | **2022 Annual Report**

Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
(212) 659-0600

May 5, 2023

Dear Stockholder:

We cordially invite you to attend the Annual Meeting of Stockholders of Metropolitan Bank Holding Corp. (the "Company"). The Annual Meeting will be held on Wednesday, May 31, 2023 at 9:00 a.m., local time. In order to provide expanded access, improved communication and cost savings for our stockholders, we are holding our Annual Meeting in a virtual meeting format only. We believe that hosting a virtual meeting will also enable more of our stockholders to attend and participate in the meeting since our stockholders can participate from any location around the world with internet access. You will not be able to attend the Annual Meeting physically although you can attend from any location with an Internet connection. To be admitted to the Annual Meeting, you must go online to www.meetnow.global/MKW5NHJ. To login to the virtual meeting you must join as a "Shareholder" and follow the applicable instructions set forth below under "How to Attend the Annual Meeting." You may vote or ask questions during the Annual Meeting by following the instructions available on the meeting website during the meeting.

The enclosed Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted. During the Annual Meeting we will also report on the Company's results of operations. Also enclosed for your review is the Company's Annual Report to Stockholders, which contains detailed information concerning our activities and operating performance.

The Annual Meeting is being held so that stockholders may be given the opportunity to: (1) elect four directors; (2) ratify the appointment of Crowe LLP as the independent registered public accounting firm for the year ending December 31, 2023; (3) cast a non-binding advisory vote to approve the compensation of our Named Executive Officers; and (4) cast a non-binding advisory vote on the frequency of future advisory votes on Named Executive Officer compensation. The Board of Directors unanimously recommends a vote "**FOR**" each of the director nominees and the ratification of the independent registered public accounting firm, recommends the approval of, on a non-binding advisory basis, the compensation of the Named Executive Officers, and recommends a vote, on an advisory basis, to conduct future advisory votes on Named Executive Officer compensation every year.

It is important that your shares be represented at the Annual Meeting, whether or not you plan to attend virtually. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the postage-paid envelope provided so that your shares will be represented at the Annual Meeting. Alternatively, you may vote via the Internet or by telephone. Instructions and applicable deadlines for voting via the Internet or by telephone are set forth on the enclosed proxy card. You may revoke your proxy at any time before its exercise, and you may attend the Annual Meeting and vote virtually, even if you have previously returned your proxy card or voted via the Internet or by telephone. However, if you are a stockholder whose shares are not registered in your own name, you will need additional documentation from your record holder and to register in advance to vote virtually at the Annual Meeting.

We thank you for your prompt attention to this matter and appreciate your support.

Sincerely,



Mark R. DeFazio
President and Chief Executive Officer

Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
(212) 659-0600

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 31, 2023

Notice is hereby given that the Annual Meeting of Stockholders of Metropolitan Bank Holding Corp. (the "Annual Meeting") will be on May 31, 2023 at 9:00 a.m., local time. The Annual Meeting will be held in a virtual meeting format only. You will not be able to attend the annual meeting physically. To be admitted to the Annual Meeting, you must go online to www.meetnow.global/MKW5NHJ. To login to the virtual meeting you must join as a "Shareholder" and follow the applicable instructions set forth below under "How to Attend the Annual Meeting."

A Proxy Statement for the Annual Meeting is enclosed. The Annual Meeting is to consider and act on:

1. the election of four directors;

2. the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023;

3. a non-binding advisory vote to approve the compensation of our Named Executive Officers ("Say-on-Pay" vote);

4. a non-binding advisory vote with respect to the frequency of future Say-on-Pay votes; and

such other matters as may properly come before the Annual Meeting, or any adjournments thereof. The Board of Directors is not aware of any other business to come before the Annual Meeting.

Stockholders of record at the close of business on April 6, 2023 are the stockholders entitled to vote at the Annual Meeting, and any adjournments thereof.

EACH STOCKHOLDER, WHETHER HE OR SHE PLANS TO ATTEND THE ANNUAL MEETING, IS REQUESTED TO VOTE THEIR PROXY WITHOUT DELAY. ANY PROXY GIVEN BY THE STOCKHOLDER MAY BE REVOKED AT ANY TIME BEFORE IT IS VOTED BY FILING WITH THE SECRETARY OF METROPOLITAN BANK HOLDING CORP. A WRITTEN REVOCATION OR VOTING A PROXY BEARING A LATER DATE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING

The Proxy Statement, Proxy Card and Annual Report are available at www.edocumentview.com/MCB.

By Order of the Board of Directors

Michele M. Weber

Michele Weber
Corporate Secretary

New York, New York
May 5, 2023

PROXY STATEMENT

Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
(212) 659-0600

ANNUAL MEETING OF STOCKHOLDERS
May 31, 2023

This Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Metropolitan Bank Holding Corp. (the "Company") to be used at the Annual Meeting of Stockholders (the "Annual Meeting"), which will be held on May 31, 2023 at 9:00 a.m., local time. The Annual Meeting will be held in a virtual meeting format only. You will not be able to attend the annual meeting physically. To be admitted to the Annual Meeting, you must go online to www.meetnow.global/MKW5NHJ. To login to the virtual meeting, you must join as a "Shareholder" and follow the applicable instructions set forth below under "How to Attend the Annual Meeting." We anticipate that the accompanying Notice of Annual Meeting of Stockholders and this Proxy Statement will begin being mailed to stockholders on or about May 5, 2023.

MATTERS TO BE CONSIDERED

The purpose of the Annual Meeting is to vote to elect four directors, ratify the appointment of Crowe LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, approve, on a non-binding advisory basis, the compensation of our Named Executive Officers ("Say-on-Pay" vote), and approve, on a non-binding advisory basis, the frequency of future Say-on-Pay votes.

You may be asked to vote on other matters that may properly be submitted to a vote at the Annual Meeting. The Company could adjourn or postpone the meeting for the purpose, among others, of allowing additional time to solicit proxies.

WHO CAN VOTE

The Board has fixed April 6, 2023 as the record date for determining the stockholders entitled to receive notice of and to vote at the Annual Meeting. Accordingly, only holders of record of Company common stock as of the close of business on such date will be entitled to vote at the Annual Meeting. On April 6, 2023, 11,211,274 shares of Company common stock were outstanding.

HOW TO ATTEND THE ANNUAL MEETING

If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the Internet. To attend the meeting, you must go online to www.meetnow.global/MKW5NHJ, join as a "Shareholder" and enter the control number found on your proxy card.

If you hold your shares through an intermediary, such as a bank or broker, and you wish to participate at the Annual Meeting, you must register in advance. To register to attend the Annual Meeting you must submit proof of your proxy power (legal proxy) as noted below reflecting your Metropolitan Bank Holding Corp. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time on Thursday, May 25, 2023.

You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare at the following:

By email:

Forward the email from your broker granting you a legal proxy, or attach an image of your legal proxy, to legalproxy@computershare.com.

By mail:

Computershare
Metropolitan Bank Holding Corp. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Note: Internet Explorer is not a supported browser. Participants should ensure that they have a strong internet connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. For further assistance should you need it, you may call (888) 724-2416.

HOW TO VOTE

You may vote your shares by completing and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope or by attending the Annual Meeting and voting on the meeting website. Alternatively, you may vote your shares via the Internet or by telephone by following the directions on the enclosed proxy card. You should complete and return the proxy card accompanying this document or vote via the Internet or by telephone to ensure that your vote is counted at the Annual Meeting, or at any adjournment or postponement of the Annual Meeting. If you hold your shares through an intermediary, such as a bank or broker, you must register in advance to vote at the Annual Meeting. To register, please follow the instructions set forth above under "How to Attend the Annual Meeting." Proxies solicited on behalf of the Board of Metropolitan Bank Holding Corp. will be voted in accordance with the directions given thereon. **Where no instructions are indicated, validly executed proxies will be voted "FOR" each of the director nominees, "FOR" the ratification of the appointment of the Company's independent registered public accounting firm, "FOR" the approval, on an advisory basis, of the compensation of our Named Executive Officers and "FOR" holding an advisory vote on the compensation of the Named Executive Officers every year.**

If you hold your shares through an intermediary, such as a bank or broker (i.e., in street name), it is critical that you cast your vote if you want it to count in the election of directors (Proposal 1) and the advisory (non-binding) proposals to approve the compensation of our Named Executive Officers (Proposal 3) and the frequency of future Say-on-Pay votes (Proposal 4). Current regulations restrict the ability of your bank, broker or other holder of record to vote your shares in the election of directors and certain other matters on a discretionary basis. Therefore, if you hold your shares in street name and you do not instruct your bank, broker or other holder of record on how to vote in the election of directors, and the advisory (non-binding) proposals to approve the compensation of our Named Executive Officers and the frequency of future Say-on-Pay votes, no votes will be cast on your behalf. These are referred to as "broker non-votes." Your bank, broker or other holder of record, however, does continue to have discretion to vote any shares for which you do not provide instructions on how to vote on the ratification of the appointment of the independent registered public accounting firm (Proposal 2). If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

REVOCATION OF PROXIES

Stockholders who execute proxies in the form solicited hereby retain the right to revoke them in the manner described below. Unless so revoked, the shares represented by such proxies will be voted at the Annual Meeting and all adjournments thereof. Proxies may be revoked by: (1) sending written notice of revocation to the Secretary of Metropolitan Bank Holding Corp. at 99 Park Avenue, 12th Floor, New York, New York, 10016; (2) delivering a later-dated proxy; or (3) by attending the Annual Meeting and voting on the meeting website. Attendance at the Annual Meeting by any stockholder who had returned a proxy

does not revoke such proxy unless the stockholder votes on the meeting website at the Annual Meeting. If you are a stockholder whose shares are not registered in your name, you will need appropriate documentation from your record holder and to register in advance to attend and to vote at the Annual Meeting.

QUORUM

The presence in person or by proxy of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted to determine that a quorum is present.

VOTE REQUIRED FOR EACH PROPOSAL

As to the election of directors, a stockholder may vote FOR any nominee proposed by the Board or WITHHOLD authority to vote for any nominee being proposed. Directors are elected by a plurality of votes cast, without regard to either broker non-votes or proxies as to which the authority to vote for the nominees being proposed is withheld. Plurality means that individuals who receive the highest number of votes cast are elected, up to the maximum number of directors to be elected at the Annual Meeting.

As to the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm, a stockholder may: (1) vote FOR the proposal; (2) vote AGAINST the proposal; or (3) ABSTAIN from voting on such proposal. The affirmative vote of a majority of the votes cast on the matter at the Annual Meeting is required to ratify the appointment of Crowe LLP as the independent registered public accounting firm for the year ending December 31, 2023. Broker non-votes and abstentions will have no effect on the outcome of the vote.

As to the advisory vote with respect to Named Executive Officer compensation, a stockholder may: (1) vote FOR the proposal; (2) vote AGAINST the proposal; or (3) ABSTAIN from voting on such proposal. The affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting or by proxy is required to approve, on an advisory basis, the compensation of the Named Executive Officers. Abstentions and broker non-votes are voted neither "for" nor "against," and have no effect on the vote. As an advisory vote, the vote on Named Executive Officer compensation is not binding on the Company, the Board or the Compensation Committee. However, the Company, the Board, and the Compensation Committee will consider the voting results when making future compensation decisions for the Named Executive Officers.

As to the advisory vote with respect to the frequency with which Named Executive Officer compensation should be put to a vote, a stockholder may vote for: (1) every year, (2) every two years, or (3) every three years. The affirmative vote of a plurality of the votes cast on the proposal at the Annual Meeting or by proxy is required to approve, on an advisory basis, the frequency with which Named Executive Officer compensation should be put to a vote. This means that the option for holding an advisory vote every year, every two years, or every three years receiving the greatest number of votes will be considered the preferred frequency of the stockholders. Abstentions and broker non-votes are voted neither "for" nor "against," and have no effect on the vote. As an advisory vote, the vote on the frequency with which Named Executive Officer compensation should be put to a vote is not binding on the Company, the Board or the Compensation Committee. However, the Company, the Board, and the Compensation Committee value the opinions of the stockholders as expressed through their vote and other communications and will consider the results of this advisory vote when making future decisions about the frequency of the say on pay vote.

RECOMMENDATION OF THE BOARD

The Board has determined that the matters to be considered at the Annual Meeting are in the best interest of the Company and its stockholders, and **the Board unanimously recommends a vote "FOR" the election of the director nominees, "FOR" the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm, "FOR" the compensation of the Named Executive Officers and "FOR" holding an advisory vote on the compensation of the Named Executive Officers every year.**

STOCK OWNERSHIP

Holders of record of Metropolitan Bank Holding Corp.'s shares of common stock as of the close of business on April 6, 2023 are entitled to one vote for each share then held. As of April 6, 2023, there were 11,211,274 shares of common stock issued and outstanding. The following table sets forth, as of April 26, 2023, the shares of common stock beneficially owned by each of the Company's current directors, by each of the executive officers set forth in this proxy statement (the "Named Executive Officers"), by all directors and officers as a group and by each person who was known to us as the beneficial owner of more than 5% of the outstanding shares of the Company's common stock. The mailing address for each of the Company's directors and Named Executive Officers is 99 Park Avenue, 12th Floor, New York, New York 10016.

Name and Address of Beneficial Owners	Amount of Shares Owned and Nature of Beneficial Ownership[1]	Percent of Shares of Common Stock Outstanding
Five Percent Stockholders		
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	927,523[2]	8.5%
FMR LLC 245 Summer Street Boston, Massachusetts 02210	795,052[3]	7.3%
Macquarie Group Limited 50 Martin Place Sydney, New South Wales Australia	760,540[4]	7.0%
T. Rowe Price Investment Management, Inc. 101 E. Pratt Street Baltimore, MD 21201	655,244[5]	6.0%
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	568,824[6]	5.2%
Directors and Nominees		
Mark R. DeFazio	373,345[7]	3.3%
Anthony J. Fabiano	7,533	*
Dale C. Fredston	13,668	*
David J. Gold	22,231	*
Harvey M. Gutman	15,143	*
Terence J. Mitchell	13,026[8]	*
Chaya Pamula	3,563	*
Robert C. Patent	161,082[9]	1.4%
Maria F. Ramirez	28,057[10]	*
William Reinhardt	16,280	*
Katrina Robinson	3,563	*
George J. Wolf, Jr.	24,215	*
Named Executive Officers		
Laura Capra	28,477	*
Scott Lublin	53,374	*
Nick Rosenberg	30,596[11]	*
Gregory Sigrist	15,442	*
All directors and named officers as a group (19 persons)	844,484	7.5%

_____

*   Less than 1%.

(1)   In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table of any shares of common stock over which he or she has sole or shared voting or investment power or has a right to acquire beneficial ownership at any time within 60 days from the date as of which beneficial ownership is being determined. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Beneficial ownership includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership. Unless otherwise noted, all shares are owned of record or beneficially by the named person.

(2)   Based on information contained in a Schedule 13G /A filed with the U.S. Securities and Exchange Commission on February 3, 2023.

(3)   Based on information contained in a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 9, 2023.

(4)   Based on information contained in a Schedule 13G filed with the U. S. Securities and Exchange Commission on February 14, 2023. Macquarie Group Limited, Macquarie Management Holdings, Inc., Macquarie Investment Management Business Trust and Delaware Small Cap Value Fund may be deemed to share voting and dispositive power over the Common Stock held by Macquarie Group Limited.

(5)   Based on information contained in a Schedule 13G filed with the U. S. Securities and Exchange Commission on February 14, 2023.

(6)   Based on information contained in a Schedule 13G filed with the U.S. Securities and Exchange Commission on February 9, 2023.

(7)   Includes 220,200 shares underlying stock options that are currently exercisable.

(8)   Shares are pledged as security.

(9)   Includes 69,004 shares held by a partnership and 1,000 shares held by Mr. Patent's spouse.

(10) Includes 1,000 shares held by Ms. Ramirez's spouse.

(11) Includes 520 shares held by Mr. Rosenberg's children.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Company's Board is currently comprised of twelve members. The Company's Bylaws provide that directors are divided into three classes, as nearly equal in number as possible, with one class of directors elected annually. The Company's directors are generally elected to serve for a three-year period and until their respective successors have been elected and qualified. Four directors will be elected at the Annual Meeting. The Corporate Governance and Nominating Committee (the "Governance Committee") of the Board has nominated Anthony J. Fabiano, Robert C. Patent, Maria Fiorini Ramirez and William Reinhardt for election as directors for three-year terms. The nominees are currently directors of Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank (the "Bank").

The Company has maintained a classified board since its formation in 1999. We believe this structure promotes continuity and stability of leadership. Electing directors to staggered three-years terms helps ensure that a majority of our directors have prior experience with and knowledge of our business and strategy. It further allows the directors to make decisions that benefit the Company in the long-term and not just focus on maximizing a short-term profit, which we believe ultimately is in the best interest of our stockholders. The stability of a three-year term of office also facilitates our ability to recruit and retain highly qualified directors.

The Board recommends a vote "FOR" the election of the nominees.

It is intended that the proxies solicited on behalf of the Board (other than proxies in which the vote is withheld as to any nominee) will be voted at the Annual Meeting to elect the proposed nominees. If a nominee is unable to serve, the shares represented by such proxies will be voted to elect such substitute as the Board of Directors may determine. At this time, the Board knows of no reason why any of the nominees might be unable to serve, if elected.

The biographies of each of the nominees, continuing board members and executive officers are set forth below. With respect to directors and nominees, the biographies also contain information regarding the person's business experience and the experiences, qualifications, attributes, or skills that caused the Governance Committee to determine that the person should serve as a director. Each director of Metropolitan Bank Holding Corp. is also a director of Metropolitan Commercial Bank. Ages are as of December 31, 2022.

Nominees with Terms Ending in 2026

Anthony J. Fabiano

Director
Director Since: 2020
Age: 62

Anthony J. Fabiano served as Executive Vice President and Chief Financial Officer of Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank from June 2018 until September 2020. He has more than 40 years of experience across a broad range of finance, accounting and management disciplines, primarily in the banking sector. Prior to joining the Company, Mr. Fabiano was President, Chief Operating Officer and a member of the Board of Directors at Hudson City Bancorp from September 2014 to November 2015. Before that, Mr. Fabiano was Executive Vice President — Finance and Administration from July 2012 to September 2014. Mr. Fabiano also served as Hudson City's Principal Accounting Officer. He joined Hudson City Bancorp in 2006. Before Hudson City Bancorp, he served as the Chief Financial Officer of Sound Federal Bancorp from 1998 to 2006 and at MSB Bancorp from 1992 to 1998. Mr. Fabiano was employed by KPMG from 1982 until 1992. Mr. Fabiano is a CPA and is a member of the American Institute of CPAs and the New York State Society of CPAs. Mr. Fabiano received a B.S. from Manhattan College and attended the National School of Banking at Fairfield University. His broad, extensive banking, financial, accounting and SEC reporting experience make him an asset to the Board.

Robert C. Patent

Director
Director Since: 1999
Age: 72

Robert C. Patent has over 45 years of experience in real estate investment and served as President of Colby Capital Corporation, a private investment firm engaged in the acquisition, restructuring and financing of real estate assets. Mr. Patent served as a director of New York Federal Savings Bank, a federally chartered thrift institution, from 1989 until its sale to Flushing Financial Corporation in 1997. Mr. Patent received a B.B.A. from The George Washington University. His prior board experience, long track record of real estate investment and knowledge of the Bank's market provide significant expertise to the Board.

Maria Fiorini Ramirez

Director
Director Since: 2014
Age: 74

Maria Fiorini Ramirez is the founder, President and Chief Executive Officer of Maria Fiorini Ramirez, Inc., an independent global economic and financial consulting firm founded in 1992. Before founding her own firm, Ms. Ramirez was Managing Director and Money Market Economist at Drexel Burnham Lambert Incorporated. She served as a director for other banking companies between 1989-2009, including Sovereign Bancorp, Independence Community Bank and Statewide Savings Bank. Ms. Ramirez also currently serves as a director of Security Mutual Life, Binghamton, New York, and The Brooklyn Hospital in Brooklyn, New York. Ms. Ramirez received a B.A. from Pace University. Her prior board experience and deep financial and economic knowledge and expertise make her a valuable contributor to Board deliberations.

William Reinhardt

Director and Chairman
Director Since: 2013
Age: 76

William Reinhardt has been a Senior Director of Alvarez & Marsal, a global professional services and consulting firm focused on financial services clients, since 2008. Before joining Alvarez & Marsal, he was an Assistant Deputy Comptroller for Community Banks in the Northeastern District of the Office of Comptroller of the Currency, responsible for regulatory oversight over more than 200 community and regional banks as well as federal branches. He served on numerous interagency committees to address emerging issues and determine the most effective approach in dealing with them. Mr. Reinhardt received a B.A. from LIU Post, formerly known as C.W. Post Campus of Long Island University, and a degree from the Graduate School of Banking at the University of Wisconsin. Mr. Reinhardt qualifies as an Audit Committee Financial Expert. His financial expertise and regulatory and banking experience are important contributions to Board deliberations and oversight.

Directors with Terms Ending in 2024

Mark R. DeFazio

Director, President and Chief Executive Officer
Director Since: 1999
Age: 59

Mark R. DeFazio is a founding member of Metropolitan Commercial Bank and has served as the Bank's President since its inception in 1999. In 2002, Mr. DeFazio was appointed to the additional role of Chief Executive Officer by the Board. Prior to founding Metropolitan Commercial Bank, Mr. DeFazio was employed by Israel Discount Bank for 13 years, where he rose to the role of Senior Vice President and Head of Commercial Real Estate. He started his banking career in 1982 with Richmond County Savings Bank in Staten Island, New York, where he held several positions in operations, audit, and real estate lending. His broad, extensive banking and real estate experience make him an invaluable asset to the Board.

Harvey M. Gutman

Director
Director Since: 2008
Age: 76

Harvey M. Gutman has been active in real estate and retail development since 1990, and is President and Founder of Brookside Advisors, LLC, a real estate consulting and development company established in 2006. Before founding Brookside, he served for 16 years as Senior Vice President for Retail Development at Pathmark Stores, Inc., where he was responsible for Pathmark's retail development program, including site identification, development, approval, legal and compliance, planning, design, construction, and property administration. As Senior Vice President at Pathmark, Mr. Gutman was responsible for almost 10 million square feet of supermarket, distribution, office, and other commercial space. Additionally, he was responsible for investor communications and public relations. For the 14 years before assuming that position, Mr. Gutman was VP Grocery and Frozen Merchandising, VP Non-Foods and Pharmacy Merchandising and VP Strategic Planning and Research at Pathmark. For five years before joining Pathmark, Mr. Gutman was Director of Research at Abraham & Straus Department Stores. Mr. Gutman also currently serves as a director of two ARCTRUST private REITs, is a member of the International Council of Shopping Centers, and previously served on the boards of the New Jersey Food Council and the Food Industry Alliance of New York. He received a B.A. from Rutgers University and an M.B.A. from The Wharton School. Mr. Gutman's extensive retail and real estate background and strategic planning experience make him a valuable member of the Board.

Katrina Robinson

Director
Director Since: 2021
Age: 40

Katrina Robinson is the CEO of Teton Trust Company LLC, a Wyoming chartered trust company that establishes and administers trusts with family offices and private clients globally. A lawyer admitted to practice in New York state, Ms. Robinson's previous legal experience includes working with private family offices and ultra-high net worth clients. She also worked as a portfolio manager in international wealth management in New York. She speaks Spanish and Portuguese. A graduate of Phillips Academy Andover, Princeton University (B.A.), the University of Cambridge (MPhil) and the Benjamin Cardozo School of Law (J.D.), Ms. Robinson is a frequent speaker at conferences and seminars on cross-border succession planning and asset protection. Ms. Robinson's legal, international business and wealth management expertise and entrepreneurial spirit make her an ideal member of the Board of Directors.

George J. Wolf, Jr.

Director
Director Since: 2001
Age: 70

George J. Wolf, Jr. has been a Managing Director at Aon Risk Solutions and the Head of the Law Firm Advisory Team since 2018. The Law Firm Advisory Team brings industry-specific experience to help law firm leaders identify and implement operational improvements geared to financial stability, growth, and partnership challenges. Services include, but are not limited to, succession and retirement planning, partner compensation, financial management, mergers and acquisitions, as well as leadership consulting and coaching. Mr. Wolf had been the Managing Director of the law firm Herrick, Feinstein from 1993 until 2017. He was responsible for financial, administrative and strategic planning aspects of the firm, and was a permanent full voting member of the firm's Executive Committee. Before joining Herrick, Feinstein, he spent 14 years in a similar role at Webster & Sheffield and two years as a director and shareholder at Hildebrandt International — a worldwide leader in law firm consulting. Mr. Wolf founded and is the Chairman and President of The Greg Wolf Fund (the "Fund"), a charitable organization that was established in memory of his son, Gregory, who lost his battle to leukemia in 2005. The Fund supports patients and their families in their fight against all blood cancers and has funded numerous blood cancer research initiatives with The Hospital at the University of Pennsylvania, Philadelphia, Pennsylvania and Saint Bartholomew's

Hospital, London, England. Mr. Wolf received a B.S. from Villanova University. His financial, administrative and strategic planning experience provides essential insights to Board deliberations.

Directors with Terms Ending in 2025

Dale C. Fredston

Director
Director Since: 2016
Age: 70

Dale C. Fredston has over 30 years of experience as in-house counsel to a wide range of financial service companies. She served as Executive Vice President and General Counsel of Sterling National Bank and its public holding company, Sterling Bancorp from 2002 to 2015. Before joining Sterling, Ms. Fredston was Senior Vice President, General Counsel and Corporate Secretary of Bank of America's commercial finance subsidiary. Her experience includes financing transactions, mergers and acquisitions, banking and securities law compliance, risk management, corporate governance, general corporate matters and management of litigation. Ms. Fredston received a B.A. from Wellesley College and a J.D. from the Columbia University School of Law. Her broad knowledge of legal, regulatory and compliance matters in the banking industry, as well as her financial, public company, corporate governance and risk management experience, inform the Board in these areas.

David J. Gold

Director
Director Since: 2016
Age: 48

David J. Gold is a partner at AdvisIRy Partners Group LLC, a consulting firm that provides strategic and capital markets advisory services to senior management of publicly held companies. In 2022, Mr. Gold was appointed New York City Commissioner of City Planning by Mayor Eric Adams. For nearly two decades, Mr. Gold was an equity analyst at a Wall Street firm. He is a Chartered Financial Analyst, as well as a member of the National Association of Corporate Directors, the CFA Institute and the Real Estate Board of New York. Separately, Mr. Gold is a licensed real estate broker and for nearly 20 years, he has been involved in real estate investments. He received a B.S. from the New York University Stern School of Business and a J.D. from the Benjamin N. Cardozo School of Law. Mr. Gold earned a CERT Certificate in Cyber Oversight issued by the Software Engineering Institute of Carnegie Mellon University. Mr. Gold qualifies as an Audit Committee Financial Expert. Mr. Gold is also active with several non-profits that support public safety and education. Mr. Gold's strategic planning and credit analysis experience, as well as his capital markets expertise and knowledge of the real estate industry are essential to Board oversight and deliberations.

Terence J. Mitchell

Director
Director Since: 2017
Age: 70

Terence J. Mitchell has over 40 years of experience in retail banking, and served as Executive Vice President and Chief Retail Officer of Dime Community Bank from December 2010 through his retirement in June 2016. Before joining Dime, Mr. Mitchell served as President of Consumer Banking of Independence Community Bank and Executive Vice President of Retail Banking at Sovereign Bank. He has a deep knowledge of the local community and market and has also served on the boards of several Brooklyn non-profit and public interest organizations. Mr. Mitchell received a B.B.A. from Iona College. His extensive retail and consumer banking experience results in important contributions to the Board.

Chaya Pamula

Director
Director Since: 2021
Age: 57

Chaya Pamula is co-founder, President and CEO of PamTen Inc. and founder of SheTek and SOFKIN. PamTen provides technology information services to a diverse set of clients. SheTek is a not-for-profit organization with a mission to increase the percentage of women represented in the technology industry by creating a pipeline of talent that is highly skilled and job ready. SOFKIN is a non-profit organization that creates loving and caring homes for needy and underprivileged children in India. In addition, Ms. Pamula is on the board of various industrial associations, social impact organizations, and a speaker at many technology and social change events and has received numerous awards for her philanthropy and entrepreneurship. Ms. Pamula holds a Masters in Business Administration from Osmania University in India and has completed the Harvard Business School Executive Education Program. Ms. Pamula's more than 25 years of information technology experience, including productivity initiatives that involved business process improvement, business transformation/re-engineering and IT portfolio optimization, along with her dedicated non-for-profit endeavors, makes her a valuable asset to the Board.

Executive Officers Who Are Not Directors

Dixiana M. Berrios

Executive Vice President and Chief Operating Officer

Dixiana M. Berrios became Executive Vice President and Chief Operating Officer of Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank in July 2020. Before joining the Company, Ms. Berrios had served as Executive Vice President and Director of Bank Operations of Amalgamated Bank, New York, New York, from 2011 until 2020. Prior to her employment with Amalgamated Bank, Ms. Berrios served in several roles for Sterling National Bank from 1996 until 2011, including Senior Vice President and Director of Bank Operations at the time of her departure. Ms. Berrios holds a B.A. from The University of Alabama and an M.A. from the Fletcher School of Law and Diplomacy at Tufts University. Age 50.

Laura Capra

Executive Vice President and Head of Retail Banking

Laura Capra is Executive Vice President and Head of Retail Banking at Metropolitan Commercial Bank. Ms. Capra joined Metropolitan Commercial Bank in 2012. Prior to joining Metropolitan Commercial Bank, Ms. Capra was a Senior Vice President, District Executive at Sovereign/Santander Bank from 2006 until 2012. Ms. Capra's 30 years of experience strongly supports her current responsibilities, which include leading and managing the Bank's retail network and implementing strategies to achieve deposit growth, improved profitability, and operational efficiency while providing a best-in-class customer experience. Ms. Capra spent the early years of her career with Independence Community Bank, where she was responsible for spearheading the expansion of its retail banking network throughout Manhattan. Ms. Capra attended Middlesex County College, Edison, New Jersey. Age 55.

Michael A. Guarino

Executive Vice President and General Counsel

Michael A. Guarino is Executive Vice President and General Counsel at Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank. He is an experienced regulatory and commercial lending attorney with 40 years of banking experience, including over 25 years as in-house counsel at several banks. He joined Metropolitan Commercial Bank in 2009 after 13 years at Israel Discount Bank, where he served, among other capacities, as Deputy General Counsel, Compliance Officer, AML-BSA Officer, Risk Management Liaison, CRA Officer, and Assistant Secretary. Before Israel Discount Bank, Mr. Guarino served for ten years in various compliance and legal capacities at First Fidelity/First Union Bank of New Jersey, and before that, for eight years as Assistant Treasurer and Legal Analyst at Chase Manhattan Bank. Mr. Guarino received a B.A. from Rutgers University and a J.D. from Seton Hall Law School. Age 69.

Scott Lublin

Executive Vice President and Chief Lending Officer

Scott Lublin has served as Executive Vice President and Chief Lending Officer at Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank since April 2018. From January 2013 to April 2018, Mr. Lublin served as Executive Vice President at BankUnited, where he managed their New York City commercial real estate lending group. From 2008 until 2013, Mr. Lublin served as Senior Vice President of Metropolitan Commercial Bank's commercial real estate business. Before that, Mr. Lublin served as an Administrative Vice President at M&T Bank's commercial real estate group. Mr. Lublin has more than 30 years of experience in banking and has primarily focused on commercial real estate lending. Mr. Lublin earned a B.S. at SUNY Buffalo and an M.B.A. at Fordham University. Age 56.

Nick Rosenberg

Executive Vice President and Head of Global Payments

Nick Rosenberg is Executive Vice President and Head of Global Payments at Metropolitan Commercial Bank. He joined Metropolitan Commercial Bank in 2001 and served as Executive Vice President and Chief Technology Officer from 2001 through October 2018, when he was promoted to Executive Vice President and Head of Global Payments. He is responsible for leading the Bank's Global Payments Group, which ensures that the Bank's end-to-end global payment processing services implement the latest technology to ensure efficient and reliable service. The Global Payments Group is responsible for the Bank's debit card, global remittance, and multi-currency settlement businesses. Before joining the Bank, Mr. Rosenberg served as the Technology Director of PDT Limited, a designer and manufacturer of consumer electronics products for large U.K., European and pan-Asian companies, based in Manchester, United Kingdom. He is formally accredited as a Chartered Engineer and Member of the Institute of Engineering and Technology (UK) and Institute of Electrical and Electronics Engineers (USA). Mr. Rosenberg holds a BSc with Honors from the Open University, United Kingdom and completed a postgraduate thesis in Development in Engineering and Technology. Age 51.

Norman Scott

Senior Vice President and Chief Credit Officer

Norman Scott became Senior Vice President and Chief Credit Officer of Metropolitan Bank Holding Corp. in September 2021. Mr. Scott has over 33 years of commercial banking experience, and prior to joining Metropolitan Commercial Bank, worked at Lloyds Banking Group from 2009 until July 2021, last serving as the Head of Corporate Credit — North America. Mr. Scott graduated as a Member of the Chartered Institute of Bankers in Scotland, with a Bachelor's Degree in Banking and Finance. Age 51.

Gregory A. Sigrist

Executive Vice President and Chief Financial Officer

Gregory A. Sigrist became Executive Vice President and Chief Financial Officer of Metropolitan Bank Holding Corp. and Metropolitan Commercial Bank in September 2020. Before joining the Company, Mr. Sigrist served as the Executive Vice President and Chief Financial Officer of Columbia Banking System, Inc. and its wholly owned subsidiary Columbia State Bank, from June 2018 until February 2020. Prior to his tenure at Columbia Banking System, Inc., Mr. Sigrist spent 12 years with Morgan Stanley as a Managing Director in several senior financial roles, including Chief Financial Officer of Morgan Stanley Bank, N.A. from 2014 to early 2018. Prior to that, he served for five years as Vice President, Corporate Accounting Policy/ M&A Finance with Citigroup. Mr. Sigrist built the foundation of his career with Ernst & Young and McGladrey & Pullen in senior auditing roles of financial services clients including regional and community banks before transitioning into the banking industry in 2001. Mr. Sigrist is a CPA. Mr. Sigrist received a B.S. in Accounting with University Honors from Illinois State University. Age 55.

Board Independence

The Board has determined that each of the Company's directors, with the exception of Mark R. DeFazio and Anthony J. Fabiano, is "independent" as defined in the listing standards of the New York Stock Exchange ("NYSE"). Mr. DeFazio is not independent because he is an executive officer of Metropolitan Bank Holding Corp. and Mr. Fabiano is not independent because he was an executive officer of Metropolitan Bank Holding Corp. within the last three years.

Director Skills

The Governance Committee evaluates a matrix that identifies certain skills that it considers particularly valuable in the effective oversight of the Company and its business. The following matrix depicts those skills and the number of directors who have significant strength and experience in such areas, highlighting the diversity of skills on the Board. In addition to the skills listed below, the Board also has directors with experience and expertise in the areas of legal and compliance, government/regulatory and operations. The matrix does not encompass all of the knowledge, skills, or experiences of our directors, and the fact that a particular skill is not listed does not mean that a director does not possess the skill. In addition, the lack of a particular knowledge, skill, or experience with respect to any of our directors does not mean the director is unable to contribute to the decision-making process in that area. The degree and type of knowledge, skills, and experience listed below may vary among the board members. As and when board refreshment takes place, the Board of Directors plans to seek candidates with skills and experience in areas in need of further enhancement, including technology, information security, cybersecurity, and ESG.

Skill		# of Directors
Industry Knowledge	Experience in banking, financial services, lending, electronic payments, prepaid cards, and fintech	10/12
Financial Expertise/ Accounting/Auditing	Experience in finance, accounting, and/or auditing	11/12
Commercial/Real Estate Knowledge	Knowledge of real estate markets and financing	6/12
Environmental, Social & Governance	Experience with ESG practices	6/12
Executive Experience	Experience as a CEO and/or Business Head	11/12
Risk Management	Experience in management of business risk at a complex organization	8/12
Technology/Information Security/Cybersecurity	Knowledge of cybersecurity, innovative technology and information technology	3/12
Strategic Planning	Experience in setting goals and creating a roadmap for the future of an organization	12/12
Human Capital Management/Compensation	Experience in hiring and retaining the right people, managing a workforce effectively and optimizing productivity	9/12

Board Diversity

The Board and Governance Committee strongly believe that the Board and the Company benefit from having directors with a diversity of gender, race, ethnicity, viewpoints, and experiences. The charts below depict the diversity of the Board.



(1) Of the diverse directors, one is African American/Black, one is Asian/Hawaiian or Pacific Islander, and one is Hispanic/Latino

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer are held by different individuals. The Chairman of the Board provides guidance to the Chief Executive Officer, is active in setting the agenda for Board meetings and presides over meetings of the Board. The Chief Executive Officer is responsible for setting the strategic direction for the Company and the day-to-day leadership and performance of the Company. As required by the NYSE rules, the Audit, Compensation and Governance Committees are comprised solely of directors who are independent as defined by NYSE rules.

Board's Role in Risk Oversight

The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal, regulatory, strategic, and reputational risks. The full Board (or the appropriate committee in the case of risks that are reviewed and discussed at committee meetings) receives these reports from the appropriate "risk owner" within the organization to enable the Board or appropriate committee to understand the Company's risk identification, risk management and risk mitigation strategies. When a committee receives the report, the Chairman of the relevant committee reports on the discussion to the full Board at the next Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board's Role in Cybersecurity Oversight

As a financial services company entrusted with the safeguarding of sensitive information, our Board of Directors believes that a strong enterprise cybersecurity program is vital to effective cybersecurity risk management. The Board of Directors is committed to engaging in robust oversight of the Company's cybersecurity program on an ongoing basis. The Board of Directors provides oversight of management's efforts to address cybersecurity risk through the receipt of an Annual Information Security Report from the Bank's Chief Information Security Officer ("CISO"), as well as periodic updates on current trends and issues. In addition, the CISO provides the Board of Directors with presentations on cybersecurity and identity theft prevention annually and the Technology Committee with quarterly information security reports. The reports and presentations that the Board and the Technology Committee of the Board of Directors receive include the threat environment and vulnerability assessments, as well as specific cyber incidents and management's efforts to monitor, detect and prevent cyber threats to the Company. During 2022, the Enterprise Risk Management Committee, a management level committee, was also provided with the status of quarterly risk assessments and action plans by the Chief Risk Officer and/or the CISO.

References to the Company website address, www.mcbankny.com, throughout this proxy statement and the accompanying materials are for informational purposes only, or to fulfill specific disclosure requirements of the Securities and Exchange Commission's (the "SEC") rules. These references are not intended to, and do not, incorporate the contents of the Company website by reference into this proxy statement or the accompanying materials.

Corporate Governance Guidelines

The Company maintains Corporate Governance Guidelines, which are posted on the "Corporate Governance — Governance Documents" section of the "Investors Relations" page of Metropolitan Commercial Bank's website at www.mcbankny.com.

Director Stock Ownership Guidelines

The Corporate Governance Guidelines provide that each director is encouraged to own shares of common stock of the Company at a level that demonstrates a meaningful commitment to the Company and the Bank, and to better align the director's interests with the Company's stockholders. A director's stock ownership will be one of the factors considered in deciding whether to re-nominate or appoint a director to the Board of Directors of the Company. All directors should acquire shares of the Company's common stock with a value of at least $100,000 (which shall be measured annually in connection with the preparation of the Company's annual meeting proxy statement). Directors are expected to meet the ownership standards within three years from their first day as a director. As of April 6, 2023, all directors have met the stock ownership guidelines, except for Ms. Pamula and Ms. Robinson, each of whom joined the Board of Directors in October 2021.

Delinquent Section 16(a) Reports

The Company's executive officers, directors and beneficial owners of greater than 10% of the outstanding shares of common stock are required to file reports with the SEC disclosing beneficial ownership and changes in beneficial ownership of Company common stock. SEC rules require disclosure if an executive officer, director or 10% beneficial owner fails to file these reports on a timely basis. No executive officer, director or 10% beneficial owner of shares of Company common stock failed to file ownership reports on a timely basis during 2022.

Attendance at Annual Meetings of Stockholders

Metropolitan Bank Holding Corp. does not have a written policy regarding director attendance at annual meetings of stockholders, although directors are expected to attend these meetings absent unavoidable scheduling conflicts. All of the Company's directors attended the 2022 Annual Meeting of Stockholders.

Communications with the Board

Any stockholder who wishes to contact the Company's Board or an individual director may do so by writing to: Metropolitan Bank Holding Corp., 99 Park Avenue, 12th Floor, New York, New York 10016, Attention: Corporate Secretary. The letter should indicate that the sender is a stockholder and if shares are not held of record, should include appropriate evidence of stock ownership. Communications are reviewed by the Secretary and are then distributed to the Board or the individual director, as appropriate, depending on the facts and circumstances outlined in the communications received. The Secretary may attempt to handle an inquiry directly or forward a communication for response by the director or directors to whom it is addressed. The Secretary has the authority not to forward a communication if it is primarily commercial in nature, relates to an improper or irrelevant topic, or is unduly hostile, threatening, illegal or otherwise inappropriate.

Board Meetings

The Company Board met nine times and the Bank Board met fifteen times during the fiscal year ended December 31, 2022. No director attended fewer than 75% of the total number of Board meetings and committee meetings on which he or she served (during the period in which he or she served) that were held during the fiscal year ended December 31, 2022.

Code of Ethics

The Company's Board has adopted a code of ethics (the "Code of Ethics") that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics is available upon written request to the Corporate Secretary, Metropolitan Bank Holding Corp., 99 Park Avenue, 12th Floor, New York, New York 10016 or via its website at www.mcbankny.com.

If the Company amends or grants any waiver from a provision of the Code of Ethics that applies to its executive officers, the Company will publicly disclose such amendment or waiver on its website and as required by applicable law.

Human Capital Resources

Our employees are vital to our success and growth and are considered one of our greatest assets. The experience, knowledge, and customer service excellence they bring everyday differentiates us from our competitors. We consider our relationship with our employees to be good. As of December 31, 2022, the Company employed 239 full-time employees, and two part-time employees, none of whom are represented by a collective bargaining unit. This is an increase of 39 employees, or approximately 19.3%, from December 31, 2021, to support our expanding businesses and to support risk management in the Company's Compliance, Credit Administration, Global Payments Operations, Technology, BSA/Anti-Money Laundering, and Risk Management, as well as in the Lending groups and other business lines.

Talent Acquisition and Retention

The Company employs a business model that combines high-touch service, emerging technologies, and the relationship-based focus of a community bank. We offer a suite of banking and financial services to businesses and individuals that includes a growing emphasis on Banking-as-a-Service ("BaaS"). Management seeks to hire, develop, promote, and retain well-qualified employees who are aligned with the Company's business model and reflects the community.

The Company's selection and promotion processes are without bias and include the active recruitment of minorities and women. The ratios of women and men in the Company are 47% and 53% at December 31, 2022, respectively, which is relatively unchanged from December 31, 2021. Approximately 34.4% of the employees identified as minorities at December 31, 2022, as compared to 29.7% at December 31, 2021. Within that percentage, 19.1% identify as women, as compared to 17.3% at December 31, 2021. The Company defines minorities as the following groups based on the U.S. Department of Labor Affirmative Action definition: Black or African American, Hispanic, or Latino, Native Hawaiian or Other Pacific Islander, and American Indians/Alaskan Natives.

To attract and retain high performing talent, the Company offers competitive, performance-based compensation and a benefits plan that includes comprehensive health care coverage, a 401(k) Plan with a Company match, life and disability insurance, commuter benefits, flexible spending accounts and health savings accounts, wellness programs, Employee Assistance Program, paid time-off and leave policies, including paid maternity/paternity leave. The Company also offers an Employee Referral Program that allows employees to earn a referral bonus by recommending candidates for open positions.

Training and Development

The training and development of employees is a priority. The Company encourages and supports the growth and development of its employees and, whenever possible, seeks to fill positions by promotion and transfer from within the organization. New job openings are posted internally with guidelines for employees to apply. This allows for career advancement, and new learning opportunities, as well as benefiting the Company by organically building its bench strength to support future growth.

The Company conducts a comprehensive New Employee Orientation for all new hires. All employees are required to complete a minimum number of hours of Compliance, BSA/Anti-Money Laundering, Enterprise Risk, Information Security/Cyber Security and technical training annually via the Company's Learning Management System ("LMS"). Employees are also periodically assigned Professional Skills training via the LMS. The Board of Directors receives on-site training in these areas as well as through the LMS. Additional Cyber Security and Information Security updates and reminders are provided periodically.

The Company provides in-person training to employees on topics such as Cybersecurity, Enterprise Risk, Compliance, Technology, Strategic Planning, Goal Setting, and Employee Health Benefits. In addition, informal learning opportunities are available for employees such as attending Committee meetings to better understand the business, meeting with senior level staff and cross-training within their own department. To further their education, employees are encouraged to attend external business-related training seminars, conferences, and networking opportunities, which are paid for by the Bank.

In 2022, the Company offered on-site training on its 401(k) Plan's features and available investments. A licensed investment advisor delivered the educational sessions in a group setting and also provided one on one sessions for those who requested individualized guidance. In addition, the Company added its common stock as an investment option to the 401(k) Plan, which was covered in the training.

Formal Management Skills training was conducted in 2022 for those employees who were newly promoted, those seeking to be promoted and those who were interested in a refresher on the guiding principles of management. The training was conducted by the American Management Association on-site at the Company headquarters over two days. The Company will continue to offer this training in 2023 to further support the development of its employees.

The Company continues to utilize the Employee Career Path Program that it implemented in 2021 to empower employees to have direct input over their career path. The employee and their manager meet one on one to define a pathway for learning and career progression. They have regular check-ins throughout the year to ensure the employee is on track to accomplish the goals identified. A template is provided to the manager by Human Resources so both the manager and employee have the opportunity to document the goals they establish together, identify strengths and areas for development, as well as document their next meeting dates. This allows for clear and consistent communication throughout the process.

In 2022, the Company conducted on-site Diversity, Equity and Inclusion training to the Board of Directors and to all Company employees. This training will be a continued focus going forward.

The Company has an Employee Engagement Committee ("EEC") comprised of employees from various departments who organize events to support community-based functions, employee interests, educational sessions around different cultures, and volunteering for charities, among other activities. An educational lunch and learn was presented to employees in June 2022 on the meaning of Juneteenth. It was well received by the employees and the EEC plans on delivering additional similar sessions in 2023.

Environmental, Social and Governance

In the fourth quarter of 2022, the Company formalized its Environmental, Social and Governance ("ESG") initiative. The Company has partnered with a consulting firm to assist the Company in identifying appropriate ESG priorities to focus on and implement, and to build the proper governance structure and ESG roadmap, as well as developing an ESG report. An ESG Working Group has been established under the oversight of the Board of Directors' Corporate Governance and Nominating Committee and includes representatives from across the Company. The ESG Working Group will play a critical role in identifying ESG concerns that are material to the Company's strategy.

Safety, Health and Welfare

The safety, health and wellness of our employees is a top priority. During the COVID-19 pandemic, the Company continued to responsibly serve the needs of its customers while prioritizing the health and safety of employees.

The Company created a COVID-19 Committee that was and continues to be responsible for the administration of the pandemic response for the Company. The Committee identified the potential threat of COVID-19 in February 2020 and activated its Pandemic Plan in March 2020. The Pandemic Plan incorporates developing guidance from the regulatory and health communities and the Company has continued to adapt protocols to protect the health and well-being of employees while minimizing interruption to its business. The Company continues to monitor current law and guidance on COVID-19, and the Human Resources Department works closely with the employees to assist and provide accurate information in this fluid and changing environment.

Anti-Hedging Policy

The Company's Insider Trading Policy and Corporate Governance Guidelines each include a prohibition on hedging by its directors and executive officers. These transactions are designed to hedge or offset the economic risk of owning shares of Company common stock. Accordingly, any hedging, derivative or other equivalent transaction that is specifically designed to reduce or limit the extent to which declines in the trading price of Company common stock would affect the value of the shares of Company common stock owned by an executive officer or director is prohibited.

Committees of the Board

We conduct business through meetings of the Company's Board and its committees. The Boards of Directors of the Company and the Bank have established the standing committees discussed below.

Standing Committees of the Company's Board. The standing committees of the Company's Board include an Audit Committee, Compensation Committee, and a Corporate Governance and Nominating Committee. Each of these committees operates under a written charter available on the Company's website at www.mcbankny.com. The charter governs the committees' composition, responsibilities, and operations. The following table provides the current membership of those committees and the number of meetings each committee held in 2022.

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Mark J. DeFazio			
Anthony J. Fabiano			
Dale C. Fredston			X*
David J. Gold	X	X	X
Harvey M. Gutman			X
Terence J. Mitchell		X	X
Chaya Pamula	X		
Robert C. Patent		X	X
Maria F. Ramirez	X		
William Reinhardt	X*	X	X
Katrina Robinson			X
George J. Wolf, Jr.	X	X*	
Number of meetings in 2022	10	5	4

_____

* Denotes Chairperson.

Standing Committees of the Bank's Board.   The standing committees of the Bank's Board include an Operational Risk Management Committee (the "ORM Committee"), Asset/Liability Management Committee ("ALCO"), Asset Recovery Group Committee (the "ARG Committee"), Credit Committee, Compliance Oversight Committee (the "COC"), and the Technology Committee. The following table provides the current membership of those committees and the number of meetings each committee held in 2022.

Director	ORM Committee	ALCO	ARG Committee	Credit Committee**	COC	Technology Committee
Mark R. DeFazio**	X	X	X	X		X
Anthony J. Fabiano	X					X
Dale C. Fredston	X				X	
David J. Gold**			X	X		
Harvey M. Gutman**		X	X	X		
Terence J. Mitchell	X*				X*	X
Chaya Pamula	X	X				X*
Robert C. Patent**		X	X*	X*		
Maria F. Ramirez	X	X*				
William Reinhardt**	X	X	X	X	X	
Katrina Robinson	X	X				
George J. Wolf, Jr.						
Number of meetings in 2022	4	4	5	39	12	11

_____

* Denotes Chairperson.

** Denotes permanent members of the Committee — additional members rotate quarterly.

The Company's and the Bank's Board may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and its corporate governance documents.

Corporate Governance and Nominating Committee.   The Corporate Governance and Nominating Committee (the "Governance Committee") is responsible for making recommendations to the Company's Board regarding candidates for directorships and determining the size and composition of the Board and its committees. In addition, the Governance Committee is responsible for making recommendations to the Board concerning governance matters. The Governance Committee has adopted a written charter that, among other things, specifies the scope of its authority and responsibilities. Among other things, the Governance Committee:

- identifies qualified individuals to be directors consistent with the criteria approved by the Board and recommends director nominees to the full Board;

- reviews the structure and composition of the committees of the Board;

- develops and recommends procedures for reviewing stockholder recommendations for director nominees;

- assists in setting the Company's general strategy with respect to environmental performance, health and safety, corporate responsibility, corporate governance, sustainability, and other public policy matters relevant to the Company and considers, recommends and reviews policies, practices, systems and disclosures that conform with the strategy;

- reviews related party transactions as required;

- develops and recommends any changes to the Corporate Governance Guidelines; and

- annually reviews the Governance Committee's charter and the committee's performance.

The Governance Committee also conducts an annual evaluation to determine whether the Board and its committees are functioning effectively, which includes determining the evaluation method and criteria for the annual evaluation of the composition, competence and performance of the Board and its committees. The Governance Committee may retain consultants or advisors to assess the performance and effectiveness of the Board and its committees. The results of these evaluations are submitted to the Board, which takes appropriate action based on the Board's assessment of the performance evaluations.

The Governance Committee is composed solely of members who satisfy the applicable independence requirements of the NYSE. The Governance Committee operates under a written charter, which is reviewed annually.

The Governance Committee identifies nominees by evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are first considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, if the Governance Committee or the Board decides not to re-nominate a member for re-election, or if the size of the Board is increased, the Governance Committee would solicit suggestions for director candidates from all Board members and may consider candidates submitted by stockholders. In addition, the Governance Committee is authorized by its charter to engage a third party to assist in the identification of director nominees.

The Governance Committee would seek to identify a candidate by evaluating the following criteria:

- *Contribution to the Board* — The extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board;

- *Experience* — The candidate's relevant financial, regulatory and business experience and skills, including the candidate's knowledge of the banking and financial services industries, familiarity with the operations of public companies and ability to read and understand fundamental financial statements;

- *Integrity* — The candidate's personal and professional integrity, honesty and reputation;

- *Stockholder Interests and Dedication* — The candidate's ability to represent the best long-term interests of the Company and its stockholders;

- *Independence* — Any material relationships between a candidate and the Company and the Bank (including those set forth in NYSE listing rules) that might impact objectivity and independence of thought and judgment, as well as the candidate's ability to serve on any Board committees that are subject to additional independence requirements;

- *Diversity* — The diversity of gender, race, ethnicity, age, cultural background and professional experience of a candidate; and

- *Additional Factors* — The current size of the Board, the number of independent directors and the need for Audit Committee expertise.

Procedures for the Consideration of Board Candidates Submitted by Stockholders

The Governance Committee has adopted procedures for the consideration of Board candidates submitted by stockholders. Stockholders can submit the names of candidates for director by writing to the Corporate Secretary of the Company, at Metropolitan Bank Holding Corp., 99 Park Avenue, 12th Floor, New York, New York 10016. In reviewing a candidate recommended by a stockholder, the Governance Committee will apply the criteria for candidates generally utilized by the Board of Directors and the Governance Committee from time to time and will consider the additional information referred to below. The submission by a stockholder must include the following information:

- A statement that the writer is a stockholder and is proposing a candidate for consideration by the Governance Committee;

- A statement from the candidate that they will be willing to serve as a director if elected;

- The name and address of the stockholder as they appear on the Company's books, the number of shares and the length of holding period of the Company's common stock that are owned beneficially by the stockholder (if the stockholder is not a holder of record, appropriate evidence of the stockholder's ownership will be required);

- A representation that such stockholder intends to appear at the meeting to nominate the nominee named in the stockholder's notice;

- The name, age, address and contact information for the candidate, and the number of shares of common stock of the Company that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the candidate's share ownership should be provided);

- A description of all arrangements or understandings between the nominating stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

- A statement of the candidate's business background and experience and all other information relating to such person that would indicate such person's qualification to serve on the Company's Board of Directors;

- A notarized certification from the candidate regarding whether the candidate has been the subject of certain legal or administrative proceedings, bankruptcies, judgments, or orders;

- A description of any material pending legal or administrative proceedings involving the candidate; and

- Such other information regarding the candidate or the stockholder as would be required to be included in the Company's proxy statement pursuant to SEC Regulation 14A.

To be timely, the submission of a candidate for director by a stockholder must be received by the Company at least 90 days before the anniversary date of the proxy statement relating to the preceding year's annual meeting of stockholders; provided, that if the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the preceding year's annual meeting, a stockholder's submission of a candidate will be timely if received by the Company no later than the 10th day following the day on which public announcement of the date of the annual meeting was first made.

Audit Committee. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of the Company's financial statements, compliance with legal and regulatory requirements that may have a material impact on the Company's financial statements, evaluation of the independent auditors' qualifications and independence, and review of the performance of its internal audit and financial risk assessment function and independent auditors.

The Audit Committee has adopted a written charter that among other things, specifies the scope of its authority and responsibilities. Among other things, the Audit Committee:

- appoints, evaluates and determines the compensation and independence of the Company's independent auditors;

- reviews and approves the scope of the annual audit, audit fees and the integrity of the financial statements;

- reviews disclosure controls and procedures, internal controls, the internal audit function and corporate policies with respect to financial information;

- oversees any investigations into complaints concerning financial matters; and

- annually reviews the Audit Committee charter and the committee's performance.

The Audit Committee works closely with management as well as the Company's independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding to engage outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The Audit Committee is composed solely of members who satisfy the applicable independence and other requirements of the SEC and the New York Stock Exchange (the "NYSE") for audit committees. The

Audit Committee has determined that Directors William Reinhardt and David Gold each qualify as an "audit committee financial expert" as that term is defined in the rules and regulations of the SEC.

Audit Committee Report

Management has the primary responsibility for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and issuing an opinion thereon. The Audit Committee's responsibility is to monitor and oversee those processes. As part of its ongoing activities, the Audit Committee has:

- reviewed and discussed with management and the independent public accountants the Company's audited consolidated financial statements for the year ended December 31, 2022;

- met with the Company's Chief Executive Officer, Chief Financial Officer, internal auditors and the Company's independent registered public accounting firm, both together and in separate executive sessions, to discuss the scope and the results of the audits and the overall quality of the Company's financial reporting and internal controls;

- discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board; and

- received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and have discussed with the independent registered public accounting firm their independence from the Company.

In performing these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm who, in its report, expressed an opinion on the conformity of the Company's consolidated financial statements with generally accepted accounting principles ("GAAP"). The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the financial statements are presented in accordance with GAAP, that the audit of the financial statements has been carried out in accordance with GAAP or that the independent registered public accounting firm is "independent."

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the Securities and Exchange Commission.

This Audit Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference and shall not otherwise be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission under such Acts.

This report has been provided by the Audit Committee:

> William Reinhardt (Chair)
> David J. Gold
> Chaya Pamula
> Maria F. Ramirez
> George J. Wolf, Jr.

Compensation Committee.   The Compensation Committee is responsible for discharging the Board's responsibilities relating to the compensation of the executive officers and directors. The Compensation Committee has adopted a written charter that, among other things, specifies the scope of its authority and responsibilities. Among other things, the Compensation Committee:

- evaluates and modifies compensation strategies;

- reviews and approves objectives relevant to executive officer compensation;

- evaluates performance and recommends the compensation of the Chief Executive Officer and other executive officers in accordance with those objectives;

- reviews and oversees the Company's compensation and benefit plans;

- recommends to the Board, compensation for directors;

- prepares the Compensation Discussion and Analysis to be included in the Company's proxy statement; and

- annually reviews the Compensation Committee charter and the committee's performance.

The Compensation Committee is composed solely of members who satisfy the applicable independence requirements of the SEC and the NYSE. The Compensation Committee operates under a written charter.

Analysis of Compensation Risk.   In setting compensation, the Compensation Committee considers the risks to Company stockholders that may be inherent in the compensation program and to achievement of the Company's goals. Based on its review, the Compensation Committee believes the Company's compensation programs represent an appropriate balance of short-term and long-term compensation and do not encourage executive officers or other employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee's review also considered the Company's internal controls, policies, and risk-mitigating components in the Company's incentive arrangements currently in place.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy, methodologies and our current practices with respect to the remuneration programs for our Named Executive Officers ("NEOs"). The compensation programs covering our Named Executive Officers are established, evaluated and maintained by the Compensation Committee. The Compensation Committee is comprised entirely of independent directors as defined by the NYSE listing requirements and SEC regulations. The NEOs for the fiscal year ended December 31, 2022 are:

- Mark R. DeFazio: President and Chief Executive Officer
- Scott Lublin: EVP and Chief Lending Officer
- Greg Sigrist: EVP and Chief Financial Officer
- Laura Capra: EVP and Head of Retail Banking
- Nick Rosenberg: EVP and Head of Global Payments Group

2022 Financial and Strategic Highlights

In 2022, we delivered strong financial performance notwithstanding rising interest rates, increased cost of funds, fierce competition for deposits, our exiting from the crypto asset-related vertical and increased regulatory scrutiny. We remain in a strong position to support our clients with enhanced resilience and strong capital levels. We were able to achieve the following results for 2022:

- Revenues increased $75.1 million, or 41.5%, from $180.7 million for 2021 to $255.8 million for 2022.
- Net interest income was $229.2 million for 2022, an increase of $72.2 million, or 46.0%, from $157.0 million for 2021.
- Net interest margin was 3.49% for 2022, an increase of 72 basis points from 2.77% for 2021.
- Net income was $59.4 million for 2022, inclusive of a $35.0 million charge for a regulatory settlement reserve resulting in a return on average equity of 10.3%.
- Diluted earnings per share were $5.29 for 2022, inclusive of a $3.13 per share charge for a regulatory settlement reserve. The performance metrics under the Amended and Restated Executive Annual Incentive Plan were revised to exclude the $35.0 million regulatory settlement reserve.
- Loans totaled $4.80 billion at December 31, 2022, an increase of $1.10 billion, or 29.7%, compared to December 31, 2021.
- The Bank maintained pristine asset quality with only $24,000 of non-performing loans at December 31, 2022 and total net recoveries of approximately $30,000 for the year.

Pay Program and 2022 Compensation Overview

The Compensation Committee establishes and oversees the compensation practices, including the determination of base salary and annual and long-term incentives. The Compensation Committee understands the importance of human capital management to our long-term success. Compensation plans are designed to encourage the achievement of strategic objectives, to create stockholder value, to recognize individual performance, and to allow the Company to effectively compete for, retain and motivate talented executives critical to its success.

Element	Type	2022 Highlights
Base Salary	Fixed	When setting base salaries, the Compensation Committee considers factors such as experience, responsibilities, job performance, and market compensation information.
		In 2022, the Compensation Committee approved base salary increases for all NEOs.

Element	Type	2022 Highlights
Short-Term Cash Incentive Compensation (Annual Incentive Plan)	Variable	The Company maintains a performance-based annual cash incentive plan for the NEOs, which is contingent on the achievement of pre-established financial results for the Company and individual performance objectives tied to each Named Executive Officer's specific role and responsibilities. The financial performance metrics have threshold, target and maximum goals to further align pay with performance.
Long-Term Incentive Awards (Equity)	Variable	The Compensation Committee, in its discretion, determines equity grants for the NEOs after considering each executive's performance, previous grant history, comparison to our peer group, and retention needs.

Compensation and Governance Practices

Our executive compensation programs have strong governance components that support the pay-for-performance philosophy of our Compensation Committee and align the executive compensation program with the long-term interests of our stockholders.

WHAT WE DO	WE DO NOT
✓ Use an independent compensation consultant that is retained by and reports to the Compensation Committee	✗ Permit hedging of Company stock
✓ Tie a significant portion of executive compensation to performance	✗ Encourage excessive risk-taking through our compensation programs
✓ Conduct an annual risk assessment of our compensation programs	✗ Provide supplemental executive retirement plans
✓ Mitigate compensation risk by subjecting annual and long-term incentive plans to payment caps	✗ Offer excessive executive perquisites

Compensation Philosophy

Our compensation philosophy is aligned with the values that shape the Company's culture: high performance, risk management, accountability and execution of the Company's mission. The Company's compensation programs reflect our culture of accountability and stability, encouraging financial safety and soundness while discouraging excessive risk taking in accordance with federal banking agency guidelines. We believe that compensation should closely reflect the achievement of results, which is reflected in our performance-based targeting philosophy. Utilizing performance measures that incentivize value creation for stockholders and are based on metrics of certain high-performing peers, we align the executive team's priorities with stockholders' interests and do not encourage unnecessary risk. We believe the long-term value of our carefully coordinated compensation approach will continue to produce strong stockholder returns.

The policies and underlying philosophy governing the Company's executive compensation program, as endorsed by the Compensation Committee and the Board of Directors, are designed to accomplish the following:

• Maintain a compensation program that is equitable in a competitive marketplace.

• Provide opportunities that align pay with the Company's annual and long-term performance goals.

• Align Named Executive Officer compensation with the Company's performance.

• Manage the risk profile of the Company by aligning risk mitigation within the performance of individual and Company-wide goals.

- Encourage achievement of strategic objectives and the creation of stockholder value.

- Recognize and reward individual initiative and achievements while managing risk.

- Maintain an appropriate balance between base salary and short- and long-term incentive opportunities.

- Allow the Company to compete for, retain and motivate talented executives critical to its success, consistent with its compensation philosophy.

Compensation Determination Process

Role of Compensation Committee

The Compensation Committee is responsible for the creation, implementation, and administration of the overall compensation program for the CEO and other executive officers. The Compensation Committee takes into consideration the recommendations of the CEO for executive officers other than himself, as well as considering and making recommendations concerning compensation, benefit plans, and implementation of sound personnel policies and practices Company wide. The Compensation Committee has the following responsibilities:

- Review the overall human resource development and compensation strategy for the CEO, executive officers and directors.

- Evaluate CEO performance, approve annual goals and evaluate total compensation.

- Evaluate and recommend to the Board the amount of and composition of the compensation of the Company's non-CEO executive officers.

- Evaluate the annual executive incentive compensation plan in light of participation, goals and budgetary considerations.

- Review, evaluate and oversee the Company's compensation and benefit plans, including the incentive and equity-based plans.

- Administer the Company's stock benefit plans.

The Compensation Committee reviews, evaluates and recommends to the full Board of Directors the amount of and composition of the compensation of the CEO and our non-CEO executive officers, including annual base pay, incentive compensation and/or equity grants. The full Board has ultimate responsibility for approving the compensation of our CEO and our non-CEO executive officers, after considering the recommendation from the Compensation Committee.

Role of Compensation Consultant

In 2022, the Compensation Committee retained the services of FW Cook to provide executive compensation consulting services. FW Cook helped facilitate the executive officer compensation process, including the creation of a compensation peer group for comparing our NEOs' compensation to the market, and FW Cook assisted in the preparation of certain proxy statement disclosures. FW Cook reported directly to the Compensation Committee, who has the authority, in its sole discretion, to retain any adviser to assist in the performance of its duties or to terminate any advisor to the Compensation Committee. The Compensation Committee determined that FW Cook is independent and that there is no conflict of interest resulting from retaining FW Cook during 2022 after taking into account the factors set forth in the SEC rules.

Role of Management

Management assists the Compensation Committee in recommending agenda items for its meetings and by gathering and producing information for these meetings. The CEO and other executive officers may participate in Compensation Committee meetings to provide background information and other requested items but are not present during the voting on or discussions of their own compensation. The CEO provides recommendations to the Compensation Committee for the other NEOs regarding compensation, performance goals, and other employment-related matters, such as hiring, promotions, terminations and severance payments. The Compensation Committee considers the CEO's recommendations but retains authority to approve or recommend to the Board of Directors compensation decisions to be approved.

Peer Group

The Compensation Committee worked with FW Cook to construct a peer group of banking companies with assets at the time of selection between $3 billion and $12 billion and payment processing companies with revenue at the time of selection between $60 million and $520 million that would have similar needs for executive talent. Although the decisions regarding the compensation levels are guided by the information provided from the peer group and market survey data, the Compensation Committee does not commit to setting our executive pay levels at any particular percentile of the peer group. The Compensation Committee also takes into account the prevailing economic environment, individual performance, experience and the current financial condition of the Company. The 2022 peer group was as follows:

Amalgamated Financial Corp. (AMAL)	Merchants Bancorp (MBIN)
Bank First Corporation (BFC)	National Bank Holdings Corporation (NBHC)
Byline Bancorp, Inc. (BY)	Pathward Financial, Inc. (CASH)
Cantaloupe, Inc. (CTLP)	QCR Holdings, Inc. (QCRH)
Cass Information Systems, Inc. (CASS)	Silvergate Capital Corporation* (SI)
ConnectOne Bancorp, Inc. (CNOB)	The Bancorp, Inc. (TBBK)
Enterprise Bancorp, Inc. (EBTC)	Univest Financial Corporation (UVSP)
EVO Payments, Inc. (EVOP)	Veritex Holdings, Inc. (VBTX)
First Foundation Inc. (FFWM)	Q2 Holdings, Inc. (QTWO)
Hingham Institution for Savings (HIFS)	

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*   This company will not be included in the 2023 peer group since it ceased to operate as a going concern in March 2023.

2022 Pay Components and Compensation Decisions

Base Salary

Annual base salaries are the fixed portion of our NEOs' cash compensation and are established after taking into account several factors including the executive's experience, responsibilities, management abilities and job performance and market compensation information. The Compensation Committee believes that the 2022 base salaries of the Company's NEOs are competitive with companies of similar size, including those in the peer group.

Pay adjustments, if any, are generally made annually, after reviewing overall Company performance, individual performance and market data. In 2022, the Compensation Committee approved base salary increases for all NEOs, ranging from 4.0% to 22.5%. The Compensation Committee determined the salary increases for the NEOs based on individual officer and Company performance, the specific duties and responsibilities of each officer, and a compensation comparison to external market data.

The table below shows the NEOs' annual base salaries in 2021 and 2022.

Name	Title	2021 Base Salary	Increase Percentage	2022 Base Salary
Mark R. DeFazio	President & CEO	$800,000	22.5%	$980,000*
Scott Lublin	EVP & CLO	$449,946	5.0%	$472,443
Greg Sigrist	EVP & CFO	$360,500	4.0%	$374,920
Laura Capra	EVP & HRB	$355,391	5.0%	$373,161
Nick Rosenberg	EVP & HGPG	$389,203	4.0%	$404,771

*   The Compensation Committee eliminated the housing allowance previously provided to Mr. DeFazio, which totaled $60,000 in 2022, and approved a salary adjustment, in part, to compensate for the elimination of this benefit on a tax adjusted basis.

Short-Term Cash Incentives — Amended and Restated Executive Annual Incentive Plan ("AIP")

In accordance with the Company's compensation philosophy, a significant portion of the compensation of our NEOs is performance-based and payable only if pre-established Company and individual performance objectives are achieved. For each Named Executive Officer, target AIP bonuses are stated as a percentage of annual base salary. The target AIP bonuses payable to the NEOs for 2022 performance were, as a percentage of their respective annual base salary, as follows: Mr. DeFazio — 102%, Mr. Lublin — 100%, Mr. Sigrist — 100%, Ms. Capra — 100%, and Mr. Rosenberg — 100%.

The Compensation Committee reviews performance against pre-established financial and non-financial goals on an annual basis to determine the short-term cash incentive compensation of our NEOs. Awards under the AIP are substantially based on formulaic scorecard results across performance measure categories. The Compensation Committee reviewed and approved scorecards for each Named Executive Officer to be used for 2022 performance, which are summarized in the tables below. Payments under the AIP are contingent upon the achievement of pre-established goals relating to objective Company financial metrics for all NEOs, and upon the goals specific to each Named Executive Officer's area of responsibility. Each of the metrics has an assigned weight and the Compensation Committee established threshold, target, and maximum performance levels for each of the Company financial metrics.

In 2022, the Compensation Committee set a target payment of $1.0 million for Mr. DeFazio. The Compensation Committee also had discretion to recommend, subject to Board approval, a payment in excess of the $1.0 million target, and as further described below, the Compensation Committee recommended and the Board of Directors approved an additional $1.0 million, payable in restricted stock units subject to a one-year cliff vesting schedule, to Mr. DeFazio in recognition of his outstanding leadership in 2022.

In 2022, the Compensation Committee set a threshold payout at 85% of salary for Messrs. Lublin, Sigrist, Rosenberg and Ms. Capra's target opportunity upon attaining a threshold level of all the metrics, a target payout of 100% of salary upon attaining 100% of the target level of all the metrics, and a maximum payout of 118% of salary of the target opportunity upon attaining certain maximum performance levels. All payments are subject to the approval of the Compensation Committee and Board of Directors.

The measurements in the AIP for all NEOs are based on the approved 2022 budget in the strategic plan. Each of the NEOs also had additional objective metrics to reflect each individual's specific area of control and responsibility, while retaining accountability for overall Company profitability, risk management and regulatory compliance. The AIP allows for objective goal measurement while also allowing for the exercise of judgment by the Compensation Committee and the Board of Directors. If a Named Executive Officer has met or exceeded the requirements for a specific goal, the Named Executive Officer is given 100% credit for the weighting of a particular category. However, if a category is met at the minimum expected level, the Named Executive Officer is given 85% credit for the weighting of a particular performance goal, and for Mr. DeFazio, there is no payout if a particular performance metric result is below target.

Performance measures, target award opportunities and results for each Named Executive Officer are summarized in the tables below. For purposes of determining compliance with the performance measures, net income and ROATCE was evaluated on an adjusted basis after excluding the $35 million regulatory settlement reserve.

Mark DeFazio — President & CEO

	Performance Goals				Incentive
	Threshold	Target[1]	Maximum	Outcome	Payout
Annual Net Income Growth of 12% Per Year	—	$250,000	—	Target	$ 250,000[2]
ROATCE Target of 11.7%	—	$450,000	—	Target	$ 450,000[3]
Safety and Soundness[4]	—	$300,000	—	Target	$ 300,000[5]
Total	—	—	—		$1,000,000

(1) No payout if results are below Target.

(2) Payable $150,000 in cash and $100,000 in restricted stock units, which vests in three equal annual installments beginning on the first anniversary of the date of grant.

(3) Payable $150,000 in cash and $300,000 in restricted stock units, which vests in three equal annual installments beginning on the first anniversary of the date of grant.

(4) The Compensation Committee determines the level and extent of the executive's achievement in the management of the Bank's safety and soundness during the performance period by reviewing the audits of the independent registered public accountant, the results of regulatory examinations, ALCO reports, write-offs, portfolio risk metrics and other metrics/indicators of the safety and soundness of the Bank.

(5) Payable $200,000 in cash and $100,000 in restricted stock units, which vests in three equal annual installments beginning on the first anniversary of the date of grant.

Scott Lublin — EVP & CLO

	Performance Goals				
	Threshold (85%)	Target (100%)	Maximum (118%)	Outcome	Incentive Payout[1]
Annual Net Income Growth of 12% Per Year	$ 59,055	$118,111	$177,166	Maximum	$177,166
ROATCE (11.7%)	$ 59,055	$118,111	$177,166	Maximum	$177,166
Annual Net Loan Growth (12% year over year) . . .	$ 29,528	$ 59,055	$ 88,583	Maximum	$ 88,583
Net Increase of 50MM in Lending Deposit	$ 29,528	$ 59,055	$ 88,583	Maximum	$ 88,583
Net Charge Offs not to exceed 50 basis points	$ 29,528	$ 59,055	$ 88,583	Maximum	$ 88,583
No net increases in the number of material policy exceptions or in credit file required documentation	$ 29,528	$ 59,055	$ 88,583	Maximum	$ 88,583
Total[2]	$236,221	$472,442	$708,663		$708,664

(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) Totals may not foot due to rounding.

Greg Sigrist — EVP & CFO

	Performance Goals				
	Threshold (85%)	Target (100%)	Maximum (118%)	Outcome	Incentive Payout[1]
Annual Net Income Growth of 12% Per Year	$ 46,865	$ 93,730	$140,595	Maximum	$140,595
ROATCE (11.7%)	$ 46,865	$ 93,730	$140,595	Maximum	$140,595
Providing strategic direction and support to the Company, including participation in the development of the Strategic and Capital Plan and Cost of Funds Strategy	$ 23,433	$ 46,865	$ 70,298	Target	$ 46,865
Manage the ongoing improvement of reporting and budgeting systems and procedures, including the use of automation	$ 14,060	$ 28,119	$ 42,179	Target	$ 28,119
Successful financial management of the Company, including liquidity, interest rate risk, earnings, capital management and Efficiency Ratio	$ 14,060	$ 28,119	$ 42,179	Target	$ 28,119

| | Performance Goals | | | | |
	Threshold (85%)	Target (100%)	Maximum (118%)	Outcome	Incentive Payout[1]
Effective capital management strategies while balancing stockholder dilution and adequate capital strategic growth	$ 9,373	$ 18,746	$ 28,119	Target	$ 18,746
Establish robust analyst & stockholder engagement to include but not limited to, NDRs, earnings release and IR materials	$ 9,373	$ 18,746	$ 28,119	Target	$ 18,746
Satisfactory audit exams for the Finance department	NA	$ 18,746	NA	Target	$ 18,746
Satisfactory regulatory exams for the Finance department	NA	$ 18,746	NA	Target	$ 18,746
Manage successful CECL System implementation process	$ 4,687	$ 9,373	$ 14,060	Target	$ 9,373
Total[2]	$168,714	$374,920	$543,634		$468,650

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(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) Totals may not foot due to rounding.

Laura Capra — EVP & Head of Retail Banking

| | Performance Goals | | | | |
	Threshold (85%)	Target (100%)	Maximum (118%)	Outcome	Incentive Payout[1]
Annual Net Income Growth of 12% Per Year	$ 46,645	$ 93,290	$139,935	Maximum	$139,935
ROATCE (11.7%)	$ 46,645	$ 93,290	$139,935	Maximum	$139,935
Net Deposit Growth of $250 million ($50MM DDA/$200MM money market interest bearing)[2]	$ 46,645	$ 93,290	$139,935	Target	$ 93,290
Maintains high level of customer service satisfaction	$ 18,658	$ 37,316	$ 55,974	Maximum	$ 55,974
Assist in increasing lending deposit relationships	$ 9,329	$ 18,658	$ 27,987	Maximum	$ 27,987
Satisfactory retail audit reports	NA	$ 18,658	NA	Target	$ 18,658
Satisfactory retail regulatory reports	NA	$ 18,658	NA	Target	$ 18,658
Total[3]	$167,922	$373,161	$541,083		$494,438

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(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) The Compensation Committee determined that this performance metric should be deemed to be achieved at target since the Bank made a strategic decision not to compete for certain deposits due to a rapid increase in interest rates by 450 basis points.

(3) Totals may not foot due to rounding.

Nick Rosenberg — EVP & Head of Global Payments

| | Performance Goals | | | | |
	Threshold (85%)	Target (100%)	Maximum (118%)	Outcome	Incentive Payout[1]
Annual Net Income Growth of 12% Per Year	$ 50,596	$101,193	$151,789	Maximum	$151,789
ROATCE (11.7%)	$ 50,596	$101,193	$151,789	Maximum	$151,789
GPG Net Income Growth of 20%	$ 20,239	$ 40,477	$ 60,716	Maximum	$ 60,716
Deposit Growth of 10%	$ 20,239	$ 40,477	$ 60,716	Maximum	$ 60,716
Effectively manage the pipeline of new business through implementation	$ 20,239	$ 40,477	$ 60,716	Target	$ 40,477
Net new relationships increase 20% year-over-year	$ 20,239	$ 40,477	$ 60,716	Maximum	$ 60,716
Assist in streamlining risk assessment of new clients and programs	$ 20,239	$ 40,477	$ 60,716	Target	$ 40,477
Total[2]	$202,386	$404,771	$607,157		$566,680

———————————

(1) Payable 25% in cash and 75% in restricted stock units, which vest in three equal installments beginning approximately one year after the date of grant.

(2) Totals may not foot due to rounding.

Long-Term Incentives

Long-term incentive awards, such as time-based restricted stock units and performance-based stock units, are the third key component of our NEOs' total compensation. The Compensation Committee believes employee stock ownership is significant for our NEOs, thereby aligning the interests of employees and stockholders. The Compensation Committee also believes equity-based compensation complements the short-term cash incentive compensation and helps balance short-term decisions with long-term outcomes. This compensation approach limits an executive's ability to reap short-term gains at the expense of the Company's long-term success. This is also an important tool in retaining NEOs.

We provide long-term incentive awards to our executive officers through our stockholder-approved 2022 Equity Incentive Plan (the "Equity Plan"). The Compensation Committee approves all equity award grants and acts as an administrator of the Equity Plan. Factors considered by the Compensation Committee include each executive's performance, previous grant history, comparison to our peer group and retention needs.

In 2022, the Compensation Committee granted NEOs a mix of time-based restricted stock units and performance-based restricted stock units as follows:

	2022 Long-Term Incentive Target Awards	
Named Executive Officer	Time-Based Restricted Stock Units (#)	Performance-Based Restricted Stock Units (#)
Mark DeFazio	14,752	20,800[1]
Scott Lublin	4,179	—
Greg Sigrist	3,829	—
Laura Capra	3,617	—
Nick Rosenberg	4,306	—

———————————

(1) These shares were granted to replace the 20,800 shares previously granted in 2021 that were forfeited because the total grant date fair market value of the shares of time-based restricted stock and performance-based restricted stock units exceeded the annual limit under the terms of the Metropolitan Bank Holding Corp. 2019 Equity Incentive Plan.

Additional Compensation Elements

Employment Agreements and Change in Control Arrangements

The Company maintains employment agreements with Mr. DeFazio and Mr. Lublin and change in control agreements with Mr. Sigrist, Ms. Capra and Mr. Rosenberg. The employment agreements set forth Mr. DeFazio and Mr. Lublin's base salary and employee benefits, as well as providing them with the opportunity to receive certain post-employment payments and benefits, including acceleration of equity awards in the case of certain involuntary terminations of employment without cause or resignations for good reason. The employment agreements also prohibit them from recruiting or soliciting our employees or customers or disclosing our confidential information or business practices. The change in control arrangements provide Mr. Sigrist, Ms. Capra and Mr. Rosenberg with the opportunity to receive certain post-employment payments and benefits in the case of certain qualifying terminations of employment following a change in control of the Company or Bank.

Executive Perquisites

Our NEOs do not receive perquisites other than transportation benefits which are detailed in the "*Summary Compensation Table*."

Broad-Based Benefits Programs

Our NEOs participate in the benefit programs that are available to all full-time employees. These benefits include health, dental, vision, life insurance, short-term and long-term disability insurance, healthcare reimbursement accounts, paid vacation and 401(k) plan matching contributions.

Other Compensation Considerations

Hedging Policies

The Company's Insider Trading Policy and Corporate Governance Guidelines set forth certain types of transactions that are prohibited, even when permitted by law, to further align the Company's executives and directors with stockholders. Specifically, these documents prohibit our employees, including our executive officers, and the non-employee members of our Board from: (1) engaging in "short sales" of our equity securities; or (2) engaging in hedging or other derivative transactions involving our equity securities.

Clawback Policy

The Company plans to adopt a clawback policy once the NYSE adopts listing standards requiring listed issuers like the Company to adopt and comply with clawback policies and to provide disclosure about their policies and implementation consistent with a final SEC rule adopted in October 2022 to implement Section 954 the Dodd-Frank Act.

Stock Ownership Guidelines

Although the NEOs are not subject to any formal stock ownership guidelines, the NEOs own a significant number of shares of the Company's common stock. The number of shares of Company common stock owned by each Named Executive Officer is provided in the "*Stock Ownership*" section of this proxy statement.

Compensation Policy Risk Assessment

The Compensation Committee reviews the compensation of our NEOs, as well as the overall compensation practices for the organization. Performance incentive programs are reviewed and approved by the Compensation Committee, with the exception of our NEOs, whose compensation is reviewed by the Compensation Committee and subsequently presented to our full Board for approval. An important aspect of the review is an assessment of whether the programs encourage our NEOs or any other employee of the Company to take unacceptable risk, in the short or long term.

Upon due consideration of these items, the Compensation Committee believes that the Company's compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on its business or operations.

Tax Deductibility of Executive Officer Compensation

Under Section 162(m) of the Internal Revenue Code of 1986, as amended by the Tax Cuts and Jobs Act enacted on December 22, 2017 (the "Tax Act"), publicly traded companies are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for each "covered employee," defined as the public company's principal executive officer, principal financial officer and three additional highest compensated officers during any taxable year of the company beginning after December 31, 2017. For tax years prior to January 1, 2018, compensation that was considered "qualified performance-based compensation" was exempt from this limit. The Tax Act provides "grandfathered" treatment for certain compensation in excess of the $1 million deductibility limitation, including compensation that is "qualified performance-based compensation" within the meaning of Section 162(m) prior to the Tax Act, if payable pursuant to a written binding contract in effect as of November 2, 2017 that is not modified in any material respect thereafter. Now that the qualified performance-based compensation exception is generally no longer available, the Compensation Committee may determine to award compensation that exceeds the deductibility limit under 162(m) or otherwise pay non-deductible compensation when it believes that other considerations outweigh the tax deductibility of compensation.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.


Compensation Committee of the Board

George J. Wolf, Jr. (Chairperson)
David J. Gold
Terence J. Mitchell
Robert C. Patent
William P. Reinhardt


COMPENSATION MATTERS

Summary Compensation Table

The following table sets forth certain information as to the total compensation paid to the Company's President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer and the three other most highly compensated executive officers of the Company for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020. Each individual listed in the table below is referred to as a "Named Executive Officer."

Name and principal position	Year	Salary ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Mark R. DeFazio	2022	980,000	3,106,384	500,000	25,710	4,612,094
President and CEO	2021	800,000	2,991,918	500,000	85,260	4,377,178
	2020	700,000	499,980	750,000	84,455	2,034,435
Gregory Sigrist	2022	374,920	389,340	117,163	10,710	892,133
EVP and Chief Financial Officer	2021	360,500	220,500	129,780	9,480	720,260
	2020	350,000	—	73,500	1,875	425,375
Laura Capra.	2022	373,161	367,830	123,610	10,710	875,311
EVP and Head of Retail Banking	2021	355,391	360,469	122,610	9,480	847,950
	2020	338,468	208,967	220,156	9,330	776,921
Scott Lublin	2022	472,443	424,918	177,166	10,710	1,085,237
EVP and Chief Lending Officer	2021	449,946	2,204,540	250,000	9,480	2,913,966
	2020	432,640	286,000	297,440	9,330	1,025,410
Nick Rosenberg	2022	404,771	437,853	136,610	10,710	989,944
EVP and Head of Global Payments	2021	389,203	398,816	145,951	9,480	943,450
	2020	374,233	253,687	132,975	9,330	770,225

(1) Amounts in this column represent the aggregate grant date fair value of stock awards for the year indicated in accordance with FASB ASC Topic 718. For additional information on the valuation assumptions for these grants, see Note 14 (Stock Compensation Plan) to our Consolidated Financial Statements included in our Form 10-K for the year-ended December 31, 2022. For 2022, the grant date fair value of PRSUs included in this column is based on payout at target, which we have determined to be the probable level of achievement of the performance measures related to those awards. If the highest level of performance is achieved, which is a payout at target, this would result in the vesting of 20,800 PRSUs granted to Mr. DeFazio, and the aggregate grant date fair value of the PRSUs at target is $1,606,384.

(2) For 2022, the amounts set forth in the All Other Compensation column from the table above includes the following items:

Name	All Other Compensation			
	Life insurance premiums ($)	Transportation ($)	401(k) Employer Contribution ($)	Total ($)
Mark R. DeFazio	780	15,780	9,150	25,710
Gregory Sigrist	780	780	9,150	10,710
Laura Capra	780	780	9,150	10,710
Scott Lublin	780	780	9,150	10,710
Nick Rosenberg	780	780	9,150	10,710

Employment Agreements. The Company and Metropolitan Commercial Bank have entered into an employment agreement with each of Mark R. DeFazio and Scott Lublin. The employment agreements are substantially similar. Each employment agreement has an initial term of three years and automatically renews daily so that the remaining term will always be three years, unless a notice is provided to the executive that the agreement will not renew. The current base salary for Mr. DeFazio is $980,000, and the current base salary for Mr. Lublin is $491,341. In addition to the base salary, the agreement provides for, among other things, participation in bonus programs, benefit plans applicable to executive officers and automobile benefits. The executive's employment may be terminated for cause at any time, in which event the executive would have no right to receive compensation or other benefits for any period after termination.

Certain events resulting in the executive's termination or resignation entitle the executive to payments of severance benefits following termination of employment. In the event of the executive's involuntary termination for reasons other than for cause, disability or retirement, or if the executive resigns for good reason (as defined in the agreement) during the term of the agreement, then the executive would be entitled to a cash lump sum payment equal to three times (two times for Mr. Lublin) the executive's base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such termination occurred. Section 409A of the Internal Revenue Code 1986, as amended, (the "Internal Revenue Code") may require that a portion of the above payments cannot be made until six months after termination of employment. In addition, the executive would become fully vested in any outstanding unvested equity or equity-based awards.

In the event of a change in control of the Company or Metropolitan Commercial Bank, the executive would be entitled to a cash lump sum payment equal to three times (two times for Mr. Lublin) the executive's base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such change in control occurred. In addition, in the event of the executive's involuntary termination for reasons other than for cause, disability or retirement, or in the event the executive resigns for good reason (as defined in the agreement) in connection with or following a change in control, the executive would become fully vested in any outstanding unvested equity or equity-based awards. Section 4999 of the Internal Revenue Code imposes a 20% excise tax on certain "excess parachute payments" made to "disqualified individuals" (as defined in the Internal Revenue Code) in connection with a change in control. Under Section 280G of the Internal Revenue Code, such "excess parachute payments" are also non-deductible to the Company. If payments that are contingent on a change in control to a disqualified individual (which includes the NEOs) exceed three times the individual's "base amount" (as defined in the Internal Revenue Code), then the amount by which such amount exceeds one times the individual's "base amount" will be deemed an "excess parachute payment." Pursuant to his employment agreement, the Company will reimburse Mr. DeFazio for the amount of the excise tax, if any, and make an additional gross-up payment so that, after the payment of the excise tax and all income and excise taxes imposed on the reimbursement and gross-up payments, Mr. DeFazio would retain approximately the same net after-tax amounts under his employment agreement that he would have retained if there was no excise tax. Neither the Company nor the Bank is permitted to claim a federal income tax deduction for the portion of the change of control payment that constitutes an excess parachute payment, the excise tax reimbursement payment or the gross-up payment. Any payments made to Mr. Lublin will be reduced by the minimum dollar amount necessary to avoid exceeding three times his base amount.

In the event of a disability (as defined in the applicable disability insurance policies), Mr. DeFazio will receive benefits under any short-term or long-term disability plans maintained by Metropolitan Commercial Bank. In the event of a short-term disability, Mr. DeFazio will pay to the Company any amounts he receives as short-term disability payments from the short-term disability insurance policy and the Company will continue to compensate Mr. DeFazio, in the full amount owing to him, as if Mr. DeFazio had not suffered a disability. In the event of a long-term disability, Mr. DeFazio will pay to the Company any amounts he receives as long-term disability payments from the long-term disability insurance policy and the Company will continue to compensate him, in the full amount owing to him, as if he had not suffered a disability, for a period of 30 days. Within 30 days of the date of such disability, Mr. DeFazio would be entitled to a cash lump sum payment equal to three times his base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, him with respect to the year immediately before the year in which such disability occurred. In addition, Mr. DeFazio would become fully vested in any outstanding unvested equity awards. If Mr. Lublin suffers a disability, his obligations to perform services under his employment agreement would terminate and he would receive benefits under any disability program sponsored by

Metropolitan Commercial Bank and become fully vested in any of his outstanding unvested equity or equity-related awards (including any performance-based restricted stock awards).

In the event of the executive's death, the executive's estate will be entitled to a lump sum cash payment, within 30 days of the date of death, equal to the amount of earned but unpaid base salary and benefits, three times (one time for Mr. Lublin) the executive's base salary and an amount equivalent to the bonus received by, and/or determined to be paid to, the executive with respect to the year immediately before the year in which such death occurred. In addition, the executive would become fully vested in any outstanding unvested equity or equity-based awards.

Upon the voluntary termination of the executive's employment without good reason, each executive would be subject to certain restrictions on his ability to solicit employees of the Company and Metropolitan Commercial Bank for a period of one year following the date of termination of employment. Additionally, Mr. Lublin is also subject to certain restrictions on his ability to solicit customers of the Company and Metropolitan Commercial Bank and for a period of one year following the date of termination of employment.

Change in Control Agreements. The Company and Metropolitan Commercial Bank have entered into a change in control agreement with each of Gregory Sigrist, Nick Rosenberg and Laura Capra. During the term of the agreement, if the executive terminates his or her employment for good reason (as such term is defined in the agreement) or the Company terminates his or her employment for a reason other than for cause (as such term is defined in the agreement) on or after a change in control (as defined in the agreement), then Mr. Rosenberg will receive a lump sum severance payment equal to two times (one times for Mr. Sigrist and Ms. Capra) base salary, and, for Mr. Rosenberg only, Mr. Rosenberg will also receive a lump sum severance payment equal to two times the highest rate of bonus earned by Mr. Rosenberg in any one of the three calendar years immediately preceding the year in which the termination of employment occurs. Notwithstanding the foregoing, the payments required under the agreements will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code.

2022 Equity Incentive Plan. The Company's stockholders approved the 2022 Equity Incentive Plan to provide officers, employees and directors of the Company and its affiliates with additional incentives to promote the growth and performance of the Company. Subject to permitted adjustments for certain corporate transactions, the 2022 Equity Incentive Plan authorizes the issuance to participants of up to 358,000 shares of the Company's common stock in the form of grants of restricted stock, restricted stock units and stock options, including incentive stock options and non-qualified stock options, any of which may vest based either on the passage of time or achievement of performance metrics, or a combination of each. Only Awards that are forfeited, expired or settled in cash (or shares subject to awards that were granted under the 2019 Equity Incentive Plan and after March 15, 2022, are forfeited, expired, or settled in cash) are available for reissuance under the 2022 Equity Incentive Plan. Under the 2022 Equity Incentive Plan, the aggregate grant date fair value of all awards granted to any non-employee director during any single calendar year, plus the total cash compensation paid to such director for services rendered for such calendar year, may not exceed $800,000 (or $950,000 in the case of the Chairman of the Board).

The 2022 Equity Incentive Plan is administered by the Compensation Committee. The Compensation Committee has the authority and discretion to select the persons who will receive awards; establish the terms and conditions relating to each award; adopt rules and regulations relating to the 2022 Equity Incentive Plan; and interpret the 2022 Equity Incentive Plan.

The exercise price of stock options granted under the 2022 Equity Incentive Plan may not be less than the fair market value on the date the stock option is granted. Stock options are subject to vesting conditions and restrictions as determined by the Compensation Committee. All restricted stock awards, restricted stock units and stock option grants will be subject to conditions established by the Compensation Committee that are set forth in each recipient's award agreement.

2019 Equity Incentive Plan. The Metropolitan Bank Holding Corp. 2019 Equity Incentive Plan (the "2019 Equity Incentive Plan") was frozen on May 31, 2022, which was the date the Company's stockholders approved the Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan. No awards may be granted under the 2019 Equity Incentive Plan on and after May 31, 2022. Outstanding awards under the 2019 Equity

Incentive Plan, which were granted prior to May 31, 2022, continue to be subject to the terms and conditions of the 2019 Equity Incentive Plan.

Amended and Restated Executive Annual Incentive Plan. The Amended and Restated Executive Annual Incentive Plan provides annual bonuses to key management personnel for their contributions to achieving strategic organizational objectives of the Company and Metropolitan Commercial Bank. Bonuses under the plan are determined based on Company-wide performance measurements. Information about the annual bonuses paid to the NEOs for the 2022 fiscal year are described under "Compensation Discussion and Analysis — Short-Term Cash Incentives — Amended and Restated Executive Annual Incentive Plan." At the end of each fiscal year, the Compensation Committee will calculate the amount of the award. Bonuses, if any, will be paid within two and one-half months of the close of the fiscal year end in cash, restricted stock awards, restricted stock units or in a combination of cash, restricted stock awards and restricted stock units.

Grant of Plan-Based Awards

The following table sets forth information on plan-based awards made to the NEOs in 2022.

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold ($)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
Mark R. DeFazio	RSU	2/23/2022	—	—	—	—	—	—	14,752	1,501,606
	PRSU	6/1/2022	—	—	—	—	20,800	—	—	1,606,384
	AIP		—	1,000,000	—	—	—	—	—	—
Gregory Sigrist	RSU	2/23/2022	—	—	—	—	—	—	3,829	389,754
	AIP		168,714	374,920	543,634	—	—	—	—	—
Laura Capra	RSU	2/23/2022	—	—	—	—	—	—	3,617	368,174
	AIP		167,922	373,161	541,083	—	—	—	—	—
Scott Lublin	RSU	2/23/2022	—	—	—	—	—	—	4,179	425,380
	AIP		236,221	472,442	708,663	—	—	—	—	—
Nick Rosenberg	RSU	2/23/2022	—	—	—	—	—	—	4,306	438,308
	AIP		202,386	404,771	607,157	—	—	—	—	—

(1) The amounts in these columns represent the threshold, target and maximum amounts of potential cash incentive payments that may be earned under the AIP as established by the Compensation Committee. The AIP and awards are described under "Compensation Discussion and Analysis — Short-Term Cash Incentives — Amended and Restated Executive Annual Incentive Plan." The actual amounts earned by each executive, and which were paid in a mix of cash and restricted stock units, are disclosed in the Summary Compensation Table.

(2) The amounts in these columns represent the target number of shares that may be earned with respect to PRSUs granted in 2022. Earned shares will be paid following the end of the 2021-2023 performance period, based on the extent to which the performance measures have been achieved. These awards are described under "Compensation Discussion and Analysis — Long-Term Incentives."

(3) The amounts reported are the aggregate grant date fair value of RSU and PRSU awards computed in accordance with FASB ASC Topic 718. Refer to note (1) in the Summary Compensation Table for additional detail on the grant date fair value of awards. Details regarding outstanding stock awards can be found in the Outstanding Equity Awards at Fiscal Year-End table.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised stock options and unvested restricted stock awards for each Named Executive Officer as of December 31, 2022.

		Option Awards					Stock Awards			
	Option Award Grant Date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price ($)	Option expiration date	Stock Award Grant Date	Number of shares or units of stock that have not vested	Fair value of shares or units of stock that have not vested[1] ($)	Equity Incentive Plan Awards: Number of unearned shares, units or other rights that have not vested	Equity Incentive Plan Awards: Market or payout value of unearned shares, units or other rights that have not vested[1] ($)
Mark R. DeFazio	10/22/2013	46,200	—	18.00	10/22/2023	06/01/2022	—	—	20,800[2]	1,220,336
	12/02/2013	74,000	—	18.00	12/02/2023	05/03/2021	—	—	19,200[3]	1,126,464
	03/18/2014	30,000	—	18.00	03/18/2024	02/23/2021	6,561[4]	384,934	—	—
	06/01/2015	70,000	—	18.00	06/01/2025	02/23/2022	14,752[5]	865,499	—	—
Gregory Sigrist	—	—	—	—	—	02/23/2022	3,829[6]	224,647	—	—
	—	—	—	—	—	02/23/2021	2,893[4]	169,732	—	—
Laura Capra	—	—	—	—	—	02/23/2022	3,617[6]	212,209	—	—
	—	—	—	—	—	02/23/2021	4,730[4]	277,509	—	—
Scott Lublin	—	—	—	—	—	02/23/2022	4,179[6]	245,182	—	—
	—	—	—	—	—	05/03/2021	—	—	10,000[3]	586,700
	—	—	—	—	—	02/23/2021	3,903[4]	228,989	—	—
Nick Rosenberg	—	—	—	—	—	02/23/2022	4,306[6]	252,633	—	—
	—	—	—	—	—	02/23/2021	5,234[4]	307,079	—	—

(1) Based on the $58.67 per share trading price of the Company's common stock on December 30, 2022.

(2) Vest on February 28, 2024, assuming certain performance has been met.

(3) Shares vested on February 28, 2023.

(4) Vest in three equal annual installments beginning on March 1, 2022.

(5) 4,917 restricted stock awards vest in three equal annual installments beginning on March 1, 2023 and 9,835 restricted stock awards granted on February 23, 2022 became 100% vested on February 23, 2023.

(6) Vest in three equal annual installments beginning on March 1, 2023.

Option Exercised and Stock Vested Table

The following table provides information for each of our NEOs regarding the exercise of stock options and the vesting of stock awards during 2022, value realized upon the exercise of stock options and the vesting of stock awards is based on the market price of company stock on the applicable exercise or vesting date.

| | Options Exercised and Stock Vested | | | |
| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting ($)
Mark R. DeFazio	10,800	415,044	8,944	725,026
Gregory Sigrist	—	—	1,447	139,418
Laura Capra	—	—	4,402	367,017
Scott Lublin	—	—	3,829	290,728
Nick Rosenberg	—	—	5,283	439,653

_____

(1) Includes the gross number of RSUs that vested or were settled and paid in 2022, and includes any amounts that were withheld for applicable taxes. For Messrs. DeFazio and Lublin, the amounts do not include the PRSUs that vested in 2022 since these shares will be distributed in the first quarter of 2024.

This proxy statement does not contain a pension benefits table or a nonqualified deferred compensation table since the Company does not maintain a defined benefit pension plan or a nonqualified deferred compensation plan.

Potential Payments Upon Termination or Change-in-Control

The following table summarizes the estimated payments that would be made to the NEOs upon termination of employment as of December 31, 2022, pursuant to each executive's employment agreement, change in control agreement and equity awards. The amounts shown do not include the executive's vested account balance in the Bank's 401(k) Plan. The amounts shown relating to unvested restricted stock awards, unvested restricted stock units and unvested performance stock units are based on the fair market value of the Company's common stock on December 30, 2022, which was $58.67. The actual amounts to be paid to an executive can only be determined at the time of such executive's separation from service with the Company.

The following table provides the estimated amount of compensation payable to Mr. DeFazio for each of the termination events listed below.

	Termination for Cause ($)[1]	Termination Without Cause or for Good Reason ($)[2]	Payments Due Upon Change in Control ($)[3]	Disability ($)[4]	Death ($)[5]
Cash severance	—	3,440,000	3,440,000	3,440,000	3,440,000
Restricted stock vesting[6]	—	3,597,234	3,597,234	3,597,234	3,597,234

The following table provides the estimated amount of compensation payable to Mr. Lublin for each of the termination events listed below.

	Termination for Cause ($)[1]	Termination Without Cause or for Good Reason ($)[2]	Payments Due Upon Change in Control ($)[3]	Disability ($)[4]	Death ($)[5]
Cash severance	—	944,886	944,886	472,443	472,443
Restricted stock vesting[6]	—	1,647,571	1,647,571	1,647,571	1,647,571

The following table provides the estimated amount of compensation payable to Mr. Sigrist, Ms. Capra and Mr. Rosenberg upon their termination of employment in connection with a change in control. The change in control agreements entered into with the executives do not provide for any severance payments or benefits in the event of a termination of employment that is not in connection with or subsequent to a change in control.

	Gregory Sigrist[7]	Laura Capra[7]	Nick Rosenberg[7]
Cash severance	$374,920	$373,161	$1,101,445
Restricted stock vesting[6]	394,379	489,718	559,712

_____

(1) Upon a termination for "cause" (as defined in the applicable agreements), the executive will have no right to receive compensation or other benefits under the employment agreement. In addition, the executive will forfeit all non-vested restricted stock awards.

(2) Under Mr. DeFazio and Mr. Lublin's employment agreement, respectively, upon an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for "good reason" (as defined in the employment agreement): (i) Mr. DeFazio (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination, and (ii) Mr. Lublin (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to two (2) times the executive's base salary. If the executive is a "specified employee" (as defined in Section 409A of the Code), the amounts payable under the employment agreement may be paid on the first day of the seventh month following the executive's separation from service. In addition, Messrs. DeFazio and Lublin's employment agreements provide that in the event of an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason, the executive shall become immediately vested in any outstanding unvested equity or equity-based awards.

(3) Under Mr. DeFazio's employment agreement, upon the occurrence of a change in control, Mr. DeFazio (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination. Under Mr. Lublin's employment agreement, upon an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason in connection with or following a change in control, Mr. Lublin (or, upon death, his beneficiary) would be entitled to receive a severance payment in the form of a cash lump sum equal to two (2) times the executive's base salary. In addition, Messrs. DeFazio and Lublin's employment agreements provide that in the event of an involuntary termination for a reason other than for cause or if the executive voluntarily resigns for good reason in connection with or following a change in control, the executive shall become immediately vested in any outstanding unvested equity or equity-based awards. Mr. DeFazio would also be entitled to receive a tax indemnification payment if payments under the employment agreement trigger liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments." Because the estimated payments to Mr. DeFazio are not expected to trigger liability under Section 280G of the Code, no tax indemnification payment is reflected in the above table. The employment agreement entered into with Mr. Lublin provides that the change in control severance payment will be reduced by the minimum dollar amount necessary to avoid an excess parachute payment. The above table discloses the full amount of Mr. Lublin's severance payment, and it is possible that the payment amount would be required to be reduced to avoid liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments."

(4) Under Mr. DeFazio's employment agreement, in the event of a disability (as defined in the applicable disability insurance policies), Mr. DeFazio will receive benefits under any short-term or long-term disability plans maintained by Metropolitan Commercial Bank. In the event of a short-term disability, Mr. DeFazio will pay to the Company any amounts he receives as short-term disability payments from the short-term disability insurance policy and the Company will continue to compensate Mr. DeFazio, in the full amount owing to him, as if Mr. DeFazio had not suffered a disability. In the event of a long-term disability, Mr. DeFazio will pay to the Company any amounts he receives as long-term disability payments from the long-term disability insurance policy and the Company will continue to compensate him, in the full amount owing to him, as if he had not suffered a disability, for a period of 30 days. Within 30 days of the date of such disability, Mr. DeFazio would be entitled to:

(x) a cash lump sum payment equal to three times his base salary plus an amount equivalent to the bonus received by, and/or determined to be paid to, him with respect to the year immediately before the year in which such disability occurred, (y) in addition, Mr. DeFazio would become fully vested in any outstanding unvested equity awards, and these amounts are shown in the above table. Under Mr. Lublin's employment agreement, in the event of a disability, Mr. Lublin would be entitled to: a cash lump sum payment equal to one times his base salary and Mr. Lublin would become fully vested in any outstanding unvested equity awards, and these amounts are shown in the above table.

(5) Under Mr. DeFazio's employment agreement, upon death, the executive's beneficiary would be entitled to receive a payment equal to the sum of: (i) three (3) times the executive's base salary; plus (ii) an amount equivalent to the bonus payment received by, and/or determined to be paid to, the executive with respect to the year immediately prior to the year in which occurred such termination. Under Mr. Lublin's employment agreement, upon death, the executive's beneficiary would be entitled to receive a payment equal to one (1) time the executive's base salary. In addition, Messrs. DeFazio and Lublin's employment agreements provide that upon death, the executive shall become immediately vested in any outstanding unvested equity or equity-based awards.

(6) The amount shown reflects the value of non-vested restricted stock awards, restricted stock units and performance shares that become vested.

(7) Messrs. Sigrist and Rosenberg's change in control agreements provide that if the executive terminates his employment for good reason (as such term is defined in the agreement) or the Company terminates his employment for a reason other than for cause (as such term is defined in the agreement) on or after a change in control (as defined in the agreement) and during the term of the agreement, then: (a) Mr. Rosenberg will receive a lump sum severance payment equal to two times the greater of his base salary as of the date of termination or the base salary in effect immediately prior to the date of a change in control and two times the highest rate of bonus earned by Mr. Rosenberg in any one of the three calendar years immediately preceding the year in which the termination of employment occurs, and (b) Mr. Sigrist will receive a cash severance amount equal to one times the greater of the executive's base salary in effect as of the date of termination or the base salary in effect immediately prior to the date of a change in control, payable by lump sum. Notwithstanding the foregoing, the payments required under the change in control agreements will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code. The above table discloses the full amount of the payment, and it is possible that the payment amount would be required to be reduced to avoid liability under Section 280G of the Code for the excise tax applicable to "excess parachute payments." Ms. Capra's change in control agreement provides that if the executive terminates employment in a qualifying termination (as such term is defined in the agreement), within twelve (12) months following a change in control for reasons other than good cause, the executive will be entitled to a payment equal to the executive's annual base cash compensation.

CEO PAY RATIO

CEO Pay Ratio

As required by applicable SEC rules, the Company is providing the following information about the relationship of the annual total compensation of the Company's median employee to the annual total compensation of Mr. DeFazio, the Company's Chief Executive Officer and President. For 2022, the Company's last completed fiscal year:

- the annual total compensation of the Company's median employee was $111,512; and

- the annual total compensation of the CEO as reported in the Summary Compensation Table included elsewhere in this proxy statement, was $4,612,094.

Based on this information, for 2022 the CEO's annual total compensation was 41 times that of the annual total compensation of the Company's median employee.

The Company took the following steps to identify its median employee, as well as to determine the annual total compensation of the Company's median employee and its CEO.

1. The Company determined that, as of December 31, 2022 ("Determination Date") its employee population consisted of 241 individuals (239 full-time employees and 2 part-time employees).

2. To identify the "median employee" from its employee population, the Company used the amount of "gross wages" for the identified employees as reflected in the Company's payroll records for the period in the fiscal year through the Determination Date. For gross wages, the Company generally used the total amount of compensation the employees were paid before any taxes, deductions, insurance premiums, and other payroll withholding. The Company did not use any statistical sampling techniques.

3. For the annual total compensation of the Company's median employee, the Company's identified and calculated the elements of that employee's compensation for 2022 in accordance with the requirements of Item 402(c)(2)(x), resulting in annual total compensation of $111,512.

4. For the annual total compensation of the CEO (inclusive solely of compensation paid or awarded by the Company), the Company used the amount reported in the "Total" column of the Summary Compensation Table included in this proxy statement.

The required CEO pay ratio information reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodologies and assumptions described above. SEC rules for identifying the median employee and determining the CEO pay ratio permit companies to employ a wide range of methodologies, estimates and assumptions. As a result, the CEO pay ratios reported by other companies, which may have employed other permitted methodologies or assumptions and which may have a significantly different work force structure from the Company's, is likely not comparable to the Company's SEC-required or supplemental CEO pay ratios.

PAY VERSUS PERFORMANCE

We are required by SEC rules to disclose the following information regarding compensation paid to our NEOs. The amounts set forth below under the headings *Compensation Actually Paid ("CAP") to our Principal Executive Officer ("PEO") or CEO* and *Average CAP to non-PEO NEOs* have been calculated in a manner consistent with Item 402(v) of Regulation S-K. Footnote (2) below sets forth the adjustments from the Total Compensation for the PEO and non-PEO NEOs reported in the Summary Compensation Table above.

The Compensation Committee does not utilize CAP as the basis for making compensation decisions. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Compensation Discussion and Analysis." Because CAP includes multiple years of grants, the calculation of CAP each year is heavily impacted by the change in the stock price and therefore, may be higher or lower than Summary Compensation Table compensation values.

Year[1]	Summary Compensation Table for PEO ($)	Compensation Actually Paid to PEO ($)[2][3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)[2][3]	Value of Fixed $100 Investment Based On:		Net Income (in millions) ($)	Non-GAAP Adjusted ROATCE[5]
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2022	4,612,094	2,045,247	960,656	249,561	122	116	59.4	16.6%
2021	4,377,178	8,378,208	1,928,708	3,506,689	221	125	60.6	15.2%
2020	2,034,435	1,013,573	901,166	621,579	75	91	39.5	12.9%

(1) The PEO in all three reporting years is Mark DeFazio. The other NEOs in the 2022 reporting year are Laura Capra, Scott Lublin, Nick Rosenberg, and Gregory Sigrist. The other NEOs in the 2021 reporting year are Scott Lublin and Nick Rosenberg. The other NEOs in the 2020 reporting year are Laura Capra and Scott Lublin.

(2) SEC rules require certain adjustments be made to the Summary Compensation Table values to determine CAP. For purposes of the pension valuation adjustments, NEOs do not participate in any defined benefit plan and as such are not included in the below table. The following table details the applicable adjustments that were made to determine CAP.

PEO Adjustments	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total	4,612,094	4,377,178	2,034,435
Deduct Fair Value of Equity Awards included in Summary Compensation Table	3,106,384	2,991,918	499,980
Add Fair Value of Awards Granted in Current Year and Outstanding and Unvested at Year-End	2,085,836	5,224,444	238,076
Add Change in Fair Value of Awards Granted in Prior Years and Outstanding and Unvested at Year-End	(1,232,921)	397,882	(819,176)
Add Fair Value of Awards Granted and Vested in Current Year	—	—	117,889
Add Change in Fair Value of Awards Granted in Prior Years that Vested during Year	(313,378)	1,370,622	(57,671)
Total CAP	**2,045,247**	**8,378,208**	**1,013,573**

Non-PEO NEO Adjustments	2022 ($)	2021 ($)	2020 ($)
Summary Compensation Table Total	960,656	1,928,708	901,166
Deduct Fair Value of Equity Awards included in Summary Compensation Table	404,985	1,301,678	247,484
Add Fair Value of Awards Granted in Current Year and Outstanding and Unvested at Year-End	233,668	2,328,053	117,823
Add Change in Fair Value of Awards Granted in Prior Years and Outstanding and Unvested at Year-End	(439,833)	159,560	(198,907)
Add Fair Value of Awards Granted and Vested in Current Year	—	—	58,370
Add Change in Fair Value of Awards Granted in Prior Years that Vested during Year	(99,945)	392,046	(9,389)
Total CAP	**249,561**	**3,506,689**	**621,579**

(3) The fair value of performance shares/units reporting for CAP purposes in columns (c) and (e) reflects calculated performance at the end of the performance year for internal metrics, in accordance with FASB ASC 718. Performance share/units subject to internal metrics will ultimately vest based on measured performance through the end of the performance period.

(4) Reflects the total shareholder return indexed to $100 per share for the KBW Regional Bank Index, which is the industry line peer group reported in our 2022 Form 10-K.

(5) Adjusted ROATCE is a non-GAAP financial measure. Adjusted ROATCE is as reported in our fourth quarter 2022 earnings press releases.

Tabular List of Financial Performance Measures

The following table identifies the most important financial performance measures used by the Company to link CAP to the Company's NEOs in 2022 to Company performance. The role of each of these performance measures on our NEOs' compensation is discussed in "Compensation Discussion and Analysis."

Financial Performance Measures
Adjusted ROATCE
Net Income
Loans

Analysis of the Information Presented in the Pay Versus Performance Table

The following charts show the relationship between the Company's cumulative three-year TSR and that of the KBW Regional Bank Index, as well as CAP and the required financial performance measures in the Pay Versus Performance table above — Company TSR, Peer Group TSR, Net Income and the Company-selected measure of Adjusted ROATCE.









Director Compensation

The following table sets forth information regarding the compensation paid to the Company's non-employee directors for the fiscal year ended December 31, 2022. Mr. DeFazio does not receive any additional compensation for service on the Company's Board and Metropolitan Commercial Bank's Board of Directors.

Name[1]	Fees earned or paid in cash ($)	Stock Awards ($)[2]	Total ($)
Anthony J. Fabiano	72,000	103,990	175,990
Dale C. Fredston	57,000	103,990	160,990
David J. Gold[3]	131,000	103,990	234,990
Harvey M. Gutman[3]	104,000	103,990	207,990
Terence J. Mitchell	139,000	103,990	242,990
Chaya Pamula	92,000	110,541	202,541
Robert C. Patent[3]	129,000	103,990	232,990
Maria F. Ramirez	76,500	103,990	180,490
William Reinhardt[3]	296,000	103,990	399,990
Katrina Robinson	46,000	110,541	156,541
George J. Wolf, Jr.	80,000	103,990	183,990

(1) As of December 31, 2022, the directors had no unvested stock options.

(2) Based on closing price of $103.99 on date of grant, January 25, 2022. As of December 31, 2022, each of the directors had 1,000 shares of unvested restricted stock, except for Ms. Pamula and Ms. Robinson who each had 1,063 shares.

(3) These were the permanent members of the Credit Committee of the Bank during 2022, which met 39 times in 2022.

Director Fees

Fees Paid In 2022

Non-executive directors received the following fees for their service as chairperson of the board and committees of the board, which were paid in cash.

Chair	Retainer
Board Chair	$75,000
Compensation Committee Chair	15,000
Audit Committee Chair	50,000
ORM Committee Chair	25,000
Governance Committee Chair	15,000
ARG Committee Chair	5,000
Credit Committee Chair	10,000
COC Chair	10,000
Technology Committee Chair	10,000

In addition, in 2022, non-executive directors each received the following fees for each committee meeting attended in person or by telephone.

Committee Meeting	Fee
Audit Committee	$2,500
Compensation Committee	2,000
Governance Committee	2,000
ARG Committee	2,000
Credit Committee	2,000
ORM Committee	2,000
ALCO	2,000
COC	2,000
Technology Committee	2,000

Transactions with Related Persons

Transactions by the Company or Metropolitan Commercial Bank with related parties are subject to certain regulatory requirements and restrictions, including the Federal Reserve Board's Regulation W (which governs certain transactions by Metropolitan Commercial Bank with its affiliates), the Federal Reserve Board's Regulation O (which governs certain loans by Metropolitan Commercial Bank to its executive officers, directors and principal stockholders, and their related interests), and applicable New York state laws.

Under applicable SEC and NYSE rules, related party transactions are transactions in which the Company is a participant, the amount involved exceeds $120,000 and a related party has or will have a direct or indirect material interest. Related parties of the Company include directors (including nominees for election as directors), executive officers, five percent stockholders and the immediate family members of these persons. Related party transactions will be referred for approval to the Company's Governance Committee. In determining whether to approve a related party transaction, the Governance Committee will consider, among other factors, the fairness of the proposed transaction, the direct or indirect nature of the related party's interest in the transaction, the appearance of improper conflict of interests for any director or executive officer taking into account the size of the transaction and the financial position of the related party, whether the transaction would impair an outside director's independence, the acceptability of the transaction to the Company's regulators and the potential violations of other corporate policies. Other than the insider loans as described below, there were no related party transactions in 2022.

The Sarbanes-Oxley Act of 2002 ("SOX") generally prohibits the Company from making loans to the Company's executive officers and directors, but it contains exemptions from such prohibition for certain loans made by an issuer to its officers and directors. On March 6, 2023, the Company, after discussing the matter with outside legal counsel (and without separate consideration by the Governance Committee), purported to make a loan to the Company's President, Chief Executive Officer and Director, Mark DeFazio, in the amount of $7,468,000, with a fixed interest rate of 5.708% per annum (the "2023 Loan"), and Mr. DeFazio used substantially all of the proceeds to pay the exercise price in connection with the exercise of existing stock options and satisfy withholding tax obligations in connection with such exercise (the "Option Exercise"). In connection with the preparation of this proxy statement, management and the Executive Committee of the Board, along with outside counsel, reevaluated the 2023 Loan as well as a previously disclosed loan to Mr. DeFazio which was initially made on August 15, 2016 and subsequently extended on August 15, 2021 in the amount of $780,000 and having an interest rate of 2.1% per annum (the "2021 Loan"). As part of this reevaluation, the Company determined that the 2023 Loan and the 2021 Loan were likely impermissible under applicable law and/or regulations.

As a result of these determinations, and to the extent that the 2023 Loan and the Option Exercise were not void as a matter of law, on April 26, 2023, the Company entered into a Rescission Agreement with Mr. DeFazio. The Rescission Agreement provided, among other things, that the 2023 Loan and the Option

Exercise would be rescinded and deemed null and void and that payments made in respect of the 2023 Loan, if any, would be returned. In connection with the entry into the Rescission Agreement, Mr. DeFazio repaid, in full, the 2021 Loan.

At December 31, 2022, the aggregate amount of extensions of credit to the Company's directors, executive officers, principal stockholders and their associates was $780,000. As of the date hereof, such amount is $0. Since January 1, 2022, Mr. DeFazio paid $10,707.23 in interest on the 2021 Loan.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee has approved the engagement of Crowe LLP to be its independent registered public accounting firm for the year ending December 31, 2023, subject to the ratification of the engagement by the Company's stockholders. At the Annual Meeting, stockholders will consider and vote on the ratification of the Audit Committee's engagement of Crowe LLP for the year ending December 31, 2023.

A representative of Crowe LLP is expected to attend the Annual Meeting to respond to appropriate questions.

Even if the engagement of Crowe LLP is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of Metropolitan Bank Holding Corp. and its stockholders.

Set forth below is certain information concerning aggregate fees billed for professional services rendered by Crowe LLP during the years ended December 31, 2022 and 2021.

	2022	2021
Audit Fees	$527,600	$443,842
Audit-Related Fees	12,500[1]	162,008[2]
Tax Fees	—	—
All Other Fees	—	—

---

(1) Fees for services rendered in connection with the Company's Registration Statement on Form S-8, including review of the filing and consent to the independent registered public accounting firm's audit report being included in the filing.

(2) Fees for: (a) comfort letter procedures related to the Company's stock offering and (b) services rendered in connection with the Company's shelf registration statements, including review of the filing and consent to the independent registered public accounting firm's audit report being included in the filing.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has considered whether the provision of non-audit services was compatible with maintaining the independence of Crowe LLP. The Audit Committee concluded that performing such services did not affect the independence of Crowe LLP in performing its function as the Company's independent registered public accounting firm.

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, either by approving an engagement before the services begin or pursuant to a pre-approval policy with respect to particular services. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may delegate pre-approval authority to one or more members of the Audit Committee when expedition of services is necessary. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The audit-related fees and all other fees described above were approved as part of the Company's engagement of Crowe LLP.

The Board recommends a vote "FOR" the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023.

PROPOSAL 3 — ADVISORY VOTE ON NAMED EXECUTIVEOFFICER COMPENSATION

The Company values the opinions of its stockholders, and in accordance with Section 14A of the Securities Exchange Act of 1934, the stockholders have the opportunity to approve, on an advisory basis, the compensation of the NEOs (commonly referred to as a "say-on-pay" vote) as disclosed in the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement, the related compensation disclosure tables, and the narrative discussion that accompanies the compensation disclosure tables. This is the Company's first say-on-pay vote. The Board recommends that the stockholders vote to approve, on an advisory basis, the compensation of the NEOs.

As discussed in the CD&A, the Company's executive compensation program is designed to assist in attracting and retaining key executives critical to its long-term success, to motivate these executives to create value for its stockholders, and to provide cost-effective, timely and desired services to its customers. The Compensation Committee, with the assistance of an independent compensation consultant, seeks to provide base salary and incentive-based compensation, including target annual cash incentive compensation and target long-term equity-based incentive compensation, that are competitive with the median level of compensation provided by the Company's compensation peer group to effectively link pay with performance.

The Compensation Committee evaluates the level of compensation, the mix of base salary, incentive-based compensation and retirement, and welfare benefits provided to each Named Executive Officer.

The Compensation Committee chooses performance goals under the annual incentive plan and the long-term incentive plan to support the Company's short and long-term business plans and strategies. In setting targets for the short and long-term performance goals, the Compensation Committee considers the Company's annual and long-term business plans and certain other factors, including pay-for-performance alignment, economic and industry conditions, and the practices of the Company's compensation peer group. The Compensation Committee sets challenging, but achievable, goals for the Company and its executives to drive the achievement of short and long-term objectives.

For the reasons indicated above and more fully discussed in the CD&A, the Board recommends that the stockholders vote in favor of the following advisory resolution:

"RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation, Discussion and Analysis, compensation tables, and narrative discussion that accompanies the compensation disclosure tables, is hereby approved."

PROPOSAL 4 — ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION

As described in Proposal 3 above, the stockholders have the opportunity to cast an advisory vote to approve the compensation of the Company's NEOs (commonly referred to as a "say-on-pay vote"). In accordance with the requirements of Section 14A of the Securities and Exchange Act of 1934, this Proposal 4 provides the stockholders with the opportunity, at least once every six years, to provide an advisory vote on how often the Company should include a say-on-pay vote in the Company's proxy statement for future annual stockholder meetings (commonly referred to as a "say-on-pay frequency vote").

Under this Proposal 4, the stockholders may vote to have the say-on-pay vote every year, every two years, or every three years, or may abstain from voting. This is the Company's first say-on-pay frequency vote. Following this year's say-on-pay frequency vote, it is expected that the next such vote will be at the Company's 2029 annual stockholders' meeting. Stockholders may cast their advisory vote on the say-on-pay frequency vote for "every year," "every two years," "every three years," or may abstain.

The Board recommends that the stockholders approve, on an advisory basis, holding a say-on-pay vote every year.

STOCKHOLDER PROPOSALS

To be eligible for inclusion in the proxy materials for next year's annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at Metropolitan Bank Holding Corp.'s executive office, 99 Park Avenue, 12th Floor, New York, New York 10016, no later than January 6, 2024, the 120th day before the anniversary date of this proxy statement. If next year's annual meeting is held on a date that is 30 days or more from May 31, 2024, any stockholder proposal must be received at a reasonable time before the Company prints or mails its proxy materials for such meeting. Any such proposals will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

Under SEC Rule 14a-19, a stockholder intending to engage in a director election contest with respect to the Company's annual meeting of stockholders to be held in 2024 must give the Company notice of its intent to solicit proxies by providing the names of its nominees and certain other information at least 60 calendar days before the anniversary of the previous year's annual meeting. This deadline is April 1, 2024.

To be considered at next year's annual meeting of stockholders, but not included in proxy materials, a stockholder nomination for director or proposal to take action at such meeting must be received by the Secretary of Metropolitan Bank Holding Corp. at the principal executive office of Metropolitan Bank Holding Corp. by no later than the close of business on February 5, 2024, which is the 90th day before the anniversary date of this proxy statement; provided, that if the date of the annual meeting is advanced more than 30 days or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, such written notice will be timely if delivered or mailed to and received by the Secretary of Metropolitan Bank Holding Corp. at the principal executive office of Metropolitan Bank Holding Corp. not later than the 10th day following the day on which public disclosure of the date of such meeting is first made. Any such proposals will be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934.

The notice with respect to stockholder proposals that are not nominations for director must set forth as to each matter: (1) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (2) the name and address of such stockholder as they appear on the books of Metropolitan Bank Holding Corp. and of the beneficial owner, if any, on whose behalf the proposal is made; (3) the number of shares of capital stock that are owned beneficially or of record by such stockholder and such beneficial owner; (4) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (5) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

A notice with respect to director nominations must include: (1) a statement that the writer is a stockholder and is proposing a candidate for consideration by the Board; (2) a statement from the candidate that they will be willing to serve as a director if elected; (3) the name and address of the stockholder as they appear on the Company's books, the number of shares that are owned beneficially by the stockholder and the holding period of the Company's common stock that are owned beneficially by the stockholder (if the stockholder is not a holder of record, appropriate evidence of the stockholder's ownership will be required); (4) a representation as to whether such stockholder intends to appear in person or by proxy at the meeting to nominate the nominee named in the stockholder's notice; (5) the name, age, address and contact information for the candidate, and the number of shares of common stock of the Company that are owned by the candidate (if the candidate is not a holder of record, appropriate evidence of the candidate's share ownership should be provided); (6) a description of all arrangements or understandings between the proposing stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder; (7) a statement of the candidate's business background and experience and all other information relating to such person that would indicate such person's qualification to serve on the Company's Board; and (8) such other information regarding the candidate or the stockholder as would be required to be included in the Company's proxy statement pursuant to SEC Regulation 14A.

Nothing in this Proxy Statement will be deemed to require the Company to include in its proxy statement and proxy relating to an annual meeting any stockholder proposal that does not meet all of the requirements for inclusion established by the SEC in effect at the time such proposal is received.

OTHER MATTERS

The Board is not aware of any business to come before the Annual Meeting other than the matters described above in the Proxy Statement. However, if any matters should properly come before the Annual Meeting, it is intended that the Board, as holders of the proxies, will act as determined by a majority vote.

MISCELLANEOUS

The cost of solicitation of proxies will be borne by Metropolitan Bank Holding Corp. Metropolitan Bank Holding Corp. will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. Georgeson LLC will assist us in soliciting proxies, and we have agreed to pay them a fee of $13,500 plus reasonable expenses for their services. In addition to solicitations by mail, directors, officers and regular employees of Metropolitan Bank Holding Corp. may solicit proxies personally or by telephone without additional compensation. The Company's 2022 Annual Report to Stockholders is included with this Proxy Statement. Any stockholder may obtain a copy of the Annual Report on Form 10-K through the Company's website, www.mcbankny.com, by calling us or writing us at the address below. Such annual report is not to be treated as a part of the proxy solicitation material nor as having been incorporated herein by reference.

Investor Relations
Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, New York 10016
Phone: (212) 365-6721
IR@mcbankny.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: **001-38282**

METROPOLITAN BANK HOLDING CORP.
(Exact name of registrant as specified in its charter)

New York	**13-4042724**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
99 Park Avenue, New York, New York	**10016**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 659‑0600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	MCB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant on June 30, 2022, as reported by the New York Stock Exchange, was approximately $709.9 million.

As of February 23, 2023, there were issued and outstanding 10,961,091 shares of the Registrant's Common Stock.

DOCUMENTS INCOPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's Annual Meeting of Stockholders (Part III).

TABLE OF CONTENTS

GLOSSARY OF COMMON TERMS AND ACRONYMS

ACL	Allowance for Credit Losses	**FHLB**	Federal Home Loan Bank
AFS	Available-for-sale	**FHLBNY**	Federal Home Loan Bank of New York
ALCO	Asset Liability Committee	**FRB**	Federal Reserve Bank
ALLL	Allowance for loan and lease losses	**FRBNY**	Federal Reserve Bank of New York
ASC	Accounting Standards Codification	**FX**	Foreign exchange
ASU	Accounting Standards Update	**GAAP**	U.S. Generally accepted accounting principles
BaaS	Banking-as-a-Service	**HTM**	Held-to-maturity
Bank	Metropolitan Commercial Bank	**IRR**	Interest rate risk
BHC Act	Bank Holding Company Act of 1956, as amended	**ISO**	Incentive stock option
BSA	Bank Secrecy Act	**JOBS Act**	The Jumpstart Our Business Startups Act
C&I	Commercial and Industrial	**LIBOR**	London Inter-Bank Offered Rate
CARES Act	Coronavirus Aid, Relief, and Economic Security Act	**LTV**	Loan-to-value
CECL	Current Expected Credit Loss	**MBS**	Mortgage-backed securities
CFPB	Consumer Financial Protection Bureau	**NYSDFS**	New York State Department of Financial Services
Company	Metropolitan Bank Holding Corp.	**OCC**	Office of the Comptroller of the Currency
Coronavirus	COVID-19	**OTTI**	Other-than-temporary impairment
CRA	Community Reinvestment Act	**PPP**	Paycheck Protection Program
CRE	Commercial real estate	**PRSU**	Performance Restricted Share Units
CRE Guidance	Commercial Real Estate Lending, Sound Risk Management Practices	**ROU**	Right of Use
DIF	Deposit Insurance Fund	**SEC**	U.S. Securities and Exchange Commission
EGC	Emerging Growth Company	**SOFR**	Secured Overnight Financing Rate
EVE	Economic value of equity	**SRC**	Smaller reporting company
FASB	Financial Accounting Standards Board	**TDR**	Troubled debt restructuring
FDIC	Federal Deposit Insurance Corporation	**USD**	U.S. Dollar

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10 K may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which may be identified by the use of such words as "may," "believe," "expect," "anticipate," "consider," "should," "plan," "estimate," "predict," "continue," "probable," and "potential" or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of Metropolitan Bank Holding Corp. (the "Company") and its wholly-owned subsidiary Metropolitan Commercial Bank (the "Bank"), and the Company's strategies, plans, objectives, expectations and intentions, and other statements contained in this Annual Report on Form 10-K that are not historical facts. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond the Company's control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Factors that may cause actual results to differ from those results expressed or implied include those factors listed under Item 1A. "Risk Factors" and as described in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. In addition, these factors include but are not limited to:

- the continuing impact of the COVID-19 pandemic on our business and results of operation;

- an unexpected deterioration in our loan or securities portfolios;

- unexpected increases in our expenses;

- different than anticipated growth and our ability to manage our growth;

- increases in competitive pressures among financial institutions or from non-financial institutions, which may result in unanticipated changes in our loan or deposit rates;

- changes in the interest rate environment, which may reduce interest margins or affect the value of the Company's investments;

- the impact of interest rate reform that applies to transactions that reference LIBOR;

- changes in deposit flows or loan demand, which may adversely affect the Company's business;

- changes in accounting principles, policies or guidelines may cause the Company's financial condition or results of operation to be reported or perceived differently;

- general economic conditions, including unemployment rates, either nationally or locally in some or all of the areas in which the Company does business, or conditions in the securities markets or the banking industry being less favorable than currently anticipated;

- potential return to recessionary conditions, including the related effects on our borrowers and on our financial condition and results of operations;

- unanticipated adverse changes in our customers' economic conditions;

- inflation, which may lead to higher operating costs;

- declines in real estate values in the Company's market area, which may adversely affect its loan production;

- legislative, tax or regulatory changes or actions, which may adversely affect the Company's business;

- an unexpected adverse financial, regulatory, legal or bankruptcy event experienced by our fintech partners;

- technological changes that may be more difficult or expensive to implement than anticipated;

- system failures or cyber-security breaches of our information technology infrastructure or those of the Company's third-party service providers or those of our fintech partners for which we provide global payments infrastructure;

- the failure to maintain current technologies and to successfully implement future information technology enhancements;

- the effects of any developments, changes or actions relating to any litigation or regulatory proceedings brought against us or any of our subsidiaries;

- the costs, including the possible incurrence of fines, penalties, or other negative effects (including reputational harm) of any adverse judicial, administrative, or arbitral rulings or proceedings, regulatory enforcement actions, or other legal actions to which we or any of our subsidiaries are a party, and which may adversely affect our results;

- an unanticipated loss of key personnel or existing customers;

- unanticipated increases in FDIC costs;

- the current or anticipated impact of military conflict, terrorism or other geopolitical events;

- the ability to attract or retain key employees;

- successful implementation or consummation of new business initiatives, which may be more difficult or expensive than anticipated;

- the timely and efficient development of new products and services offered by the Company or its strategic partners, as well as risks (including reputational and litigation) attendant thereto, and the perceived overall value and acceptance of these products and services by customers;

- changes in consumer spending, borrower or savings habits;

- the risks associated with adverse changes to credit quality, including changes in the level of loan delinquencies, non-performing assets and charge-offs and changes in the estimates of the adequacy of the ALLL;

- difficulties associated with achieving or predicting expected future financial results; and

- the potential impact on the Company's operations and customers resulting from natural or man-made disasters, wars, acts of terrorism, cyber-attacks and pandemics.

The Company's ability to predict results or the actual effects of its plans or strategies is inherently uncertain. As such, forward-looking statements can be affected by inaccurate assumptions made or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect conditions only as of the date of this filing. Forward-looking statements speak only as of the date of this document. The Company undertakes no obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements, except as required by the law.

Item 1. Business

The Company is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank, a New York state-chartered bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals primarily in the New York metropolitan area. The Company's founding members, including its Chief Executive Officer, Mark DeFazio, recognized a need in the New York metropolitan area for a solutions-oriented, relationship bank focused on middle market companies and real estate entrepreneurs whose financial needs are often overlooked by larger financial institutions. The Bank was established in 1999 with the goal of helping these under-served clients build and sustain wealth. Its motto, "The Entrepreneurial Bank," is a reflection of the Bank's aspiration to develop a middle-market bank that shares the same entrepreneurial spirit as its clients. By combining the high-tech service and relationship-based focus of a community bank with an extensive suite of financial products and services, the Company is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout this Form 10-K.

In addition to traditional commercial banking products, the Company offers corporate cash management and retail banking services, and is an established leader in BaaS through its Global Payments Group ("global payments business"). The Global Payments Group provides global payments infrastructure to its fintech partners, which includes serving as an issuing bank for third-party debit card programs nationwide and providing other financial infrastructure, including cash settlement and custodian deposit services. The Company has developed various deposit gathering strategies, which generate the funding necessary to operate without a large branch network. These activities, together with six strategically located banking centers, generate a stable source of deposits and a diverse loan portfolio with attractive risk-adjusted yields. As of December 31, 2022, the Company's assets, loans, deposits, and stockholders' equity totaled $6.3 billion, $4.8 billion, $5.3 billion and $575.9 million, respectively.

As a bank holding company, the Company is subject to the supervision of the Board of Governors of the Federal Reserve System. The Company is required to file with the FRB reports and other information regarding its business operations and the business operations of its subsidiaries. As a state-chartered bank that is a member of the FRB, the Bank is subject to FDIC regulations as well as primary supervision, periodic examination and regulation by the NYSDFS as its state regulator and by the FRB as its primary federal regulator.

Amendments to the SEC's Smaller Reporting Company Definition

In 2018, the SEC adopted amendments to its regulations that raised the thresholds by which entities would be defined as an SRC, which permits reduced disclosure and later filing deadlines. Under the definition of an SRC, a company with less than $250 million of public float or less than $100 million in annual revenues and either no public float or a public float that is less than $700 million will be eligible to provide reduced disclosures. A reporting company will determine whether it qualifies as an SRC annually as of the last business day of its second fiscal quarter. A company must reflect its SRC status in its Form 10-Q for the first fiscal quarter of the next year.

The Company qualified as an SRC for the 2021 fiscal year due to having a public float of less than $250 million as of June 30, 2020 and elected to take advantage of certain exemptions allowed as an SRC. However, the Company exceeded the $250 million public float threshold as of June 30, 2021 and accordingly no longer qualified as an SRC beginning with its Form 10-Q for the quarter ending March 31, 2022. However, until December 31, 2022, the Company still qualified as an EGC, which continued to allow certain reduced disclosure, accounting and corporate governance requirements. See *"Business – Emerging Growth Company Status.*

Available Information

The SEC maintains an internet site, www.sec.gov, that contains the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments thereto, and other reports electronically filed with the SEC. The Company makes these documents filed with the SEC available free of charge through the Company's website, www.mcbankny.com, by clicking the Investor Relations tab and selecting "SEC Filings" under the "Filings & Financials" tab. Information included on the Company's website is not part of this Annual Report on Form 10-K.

Market Area

The Company's primary market includes the New York metropolitan area, specifically Manhattan and the outer boroughs, and Nassau County, New York. This market is well-diversified and represents a large market for middle market businesses, (defined as businesses with annual revenue of $5 million to $200 million). The Company's market area has a diversified economy typical of most urban population centers, with the majority of employment provided by services, wholesale/retail trade, finance/insurance/real estate, technology companies and construction. A relationship-led strategy has provided the Company with select opportunities in other U.S. markets, with a particular focus on South Florida. In addition, through its Global Payments Group, the Company issues prepaid cards for nationwide card programs managed by third-party program managers. Further, the Company administers global payment settlements for its fintech partners globally.

The Company operates six banking centers strategically located within close proximity to target clients. There are four banking centers in Manhattan, one in Brooklyn, New York, and one in Great Neck, Long Island. The 99 Park Avenue banking center, adjacent to the Company headquarters, is located at the center of one of the largest markets for bank deposits in the New York Metropolitan Statistical Area due to the abundance of corporate and high net worth clients. The Manhattan banking centers are centrally located in the heart of neighborhoods notably associated with specific business sectors, with which the Company has strong existing relationships. The Brooklyn banking center is in the active Boro Park neighborhood, which is home to many small- and medium-sized businesses, and where several important existing lending clients live and work. The banking center in Great Neck, Long Island represents a natural extension of the Company's efforts to establish a physical footprint in areas where many of its existing and prospective commercial clients are located, and also serves as a central hub for philanthropic and community events. The Company also has a loan production office in Miami, Florida, an administrative office in Lakewood, New Jersey, and a property in Louisville, Kentucky that is utilized as office space for our Global Payments Group.

Competitors

The bank and non-bank financial services industry in the Company's markets and surrounding areas is highly competitive. The Company competes with a wide range of regional and national banks located in its market areas as well as non-bank commercial finance companies on a nationwide basis. The Company faces competition in both lending and attracting funds as well as merchant processing services from commercial banks, savings associations, credit unions, consumer finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, non-bank lenders, government agencies and certain other non-financial institutions. Many of these competitors have higher lending limits and more assets, capital and resources than the Company, and may be able to conduct more intensive and broader-based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.

Accessibility, tailored product offerings, disciplined underwriting and speed of execution enable the Company to distinguish itself in the market of its target clients, which the Company views as under-served by today's global financial services industry. Establishing banking centers in close proximity to a "critical mass" of its clients has advanced the Company's ability to retain and grow deposits, provided opportunities to deepen client relationships, and enhance franchise value.

Business Strategy

The Company's strategy is to continue to build a relationship-oriented commercial bank by organically growing its existing client relationships and developing new long-term clients. The Company focuses on New York metropolitan area middle-market businesses with annual revenues of $200 million or less and New York metropolitan area real estate entrepreneurs with a net worth of $50 million or more. The Company originates and services CRE and C&I loans of generally between $3 million and $30 million, which it believes is an under-served segment of the market. Management believes that the Company is well positioned in a market area offering significant growth opportunities. As it grows, the Company will attempt to continue to convert many of its lending clients into full retail relationships.

The Company differentiates itself in the marketplace by offering excellent service, competitive products, innovative solutions, access to senior management, and an ability to make lending decisions in a timely manner combined with certainty of execution. The Company's lending team possesses industry expertise that enables it to better understand its clients' businesses and differentiates it from other banks in the market.

On-going relationships and tailored products

Management believes that the focus on servicing all aspects of the clients' businesses, including cash management and lending solutions, better positions the Company to be able to provide a host of services designed to meet its clients' current and future needs. The Company has the flexibility and commitment to create solutions tailored to the needs of each client. For example, the Company entered the healthcare lending space in 2001 and built out processes, procedures, and customized infrastructure to support its clients in this industry. Management intends to continue leveraging the quality of its team, existing relationships and its client-centered approach to further grow its tailored banking solutions, build deeper relationships and increase market share in its market area. Additionally, the Company is always working to expand its team by attracting and developing individuals that embody its spirit as "The Entrepreneurial Bank." This helps to ensure that it continues to meet its high standard of excellence, which drives relationships and loan growth.

Strong deposit franchise

The strength of the Company's deposit franchise comes from its long-standing relationships with clients and the strong ties it has in its market area. The Company has also developed a diversified funding strategy, which enables it to be less reliant on branches. Deposit funding is provided by the following deposit verticals:

1) Borrowing clients – The Company generates significant deposits from its borrowing clients. The Company provides commercial clients with convenient solutions such as remote deposit capture, business online banking and various other retail services and products. The Company will attempt to continue to convert lending clients into full retail clients and thereby continue to expand its retail presence.

2) Non-borrowing retail clients – These customers, located primarily in the New York City metropolitan area, need an efficient technology interface and the personal service of an experienced banker who can assist them in managing their day to day operations. Management believes that not every potential client of the Company is in need of extensions of credit; instead, these clients require a bank that can assist in making them more efficient and competitive.

3) Global payments business – The Company is an active issuer of debit cards for third-party debit card programs and administers domestic and international digital payments settlements for its fintech clients. It is expected that the global payments business will continue to be a diverse source of low-cost deposits as the Company continues to add new clients.

4) Corporate cash management clients – The Company provides corporate cash management services to clients who are in possession of or have discretion over large deposits such as, but not limited to, property management companies, title companies and bankruptcy trustees.

Products and Services

The Company provides a comprehensive set of commercial and retail banking products and services customized to meet the needs of its clients. The Company offers a broad range of lending products, primarily CRE and C&I loans.

Lending Products

The Company's CRE products include acquisition loans, loans to refinance or return borrower equity on income producing properties, renovation loans, loans on owner-occupied properties and construction loans. The Company lends against a variety of asset classes, including multi-family, mixed use, retail, office, hospitality, healthcare and warehouse.

The Company's C&I products consist primarily of working capital lines of credit secured by business assets, self-liquidating term loans generally made for the acquisition of equipment and other long-lived company assets, trade finance and letters of credit. The majority of C&I loans carry the personal guarantee of the principals of the borrowing entity.

Commercial Real Estate

Non-owner occupied CRE comprises the largest component of the Company's real estate loan portfolio. These mortgage loans are secured by mixed-use properties, office buildings, commercial condominium units, retail properties, hotels and warehouses. In underwriting these loans, the Company generally relies on the income generated by the property as the primary means of repayment. However, the personal guarantee of the principals will frequently be required as a credit enhancement, particularly when the collateral property is in transition (i.e., under renovation and/or in the lease-up stage). A Phase I Environmental Report is generally required for all new CRE loans.

Loans are generally written for terms of three to five years, although loans with longer terms are occasionally written. Interest rates may be fixed or floating, and repayment schedules are generally based on a 25- to 30-year amortization schedule although interest only loans are also offered.

Factors considered in the underwriting include: the stability of the projected cash flows from the real estate based on operating history, tenancy, and current rental market conditions; the development and property management experience of the principals; the financial wherewithal of the principals, including an analysis of global cash flows; and credit history of the principals. Maximum LTVs range from 50% to 75%, depending on the property type. The minimum debt coverage ratio is 1.20x, with higher coverage required for hospitality and special use properties.

At December 31, 2022, $1.2 billion, or 31.5% of the Company's real estate loan portfolio, consisted of loans to the healthcare industry, which were primarily made to nursing and residential care facilities. The Company has lenders who are experienced in lending to the healthcare industry, and particularly to skilled nursing homes. They generally originate loans to borrowers with strong cash flows who are very experienced operators that typically have over 1,000 beds under management. In addition to being secured by real estate, these loans are also generally secured by the assets of the operating company, and in almost all cases the credit facilities are personally guaranteed by principals of the company, who are typically high net worth individuals. The Company also originates term loans to standalone medical facilities such as radiology and dialysis centers and medical practices, which are secured by the assets of the company and the personal guaranties of the sponsors/owners of the practice.

Multi-family

The multi-family loan portfolio consists of loans secured by multi-tenanted residential properties primarily located in New York City or the greater New York area. In underwriting multi-family loans, the Company employs the same underwriting standards and procedures as are employed for non-owner occupied CRE.

Certain of the Company's loans are associated with rent stabilized units in the New York City boroughs, in which the laws limit rent increases for rent stabilized multi-family properties. At December 31, 2022, the Company had $161.4 million of rent-regulated stabilized multi-family loans, which had a weighted-average debt coverage ratio of 3.34x and an average LTV of 42.24% based on the most recent appraisal, which provides a cushion against potential declines in value. If expense growth exceeds revenue growth, the property may not generate sufficient cash flows to cover debt service. See *"Risk Factors – Risk Relating to Lending Activities – The performance of the Company's multi-family and mixed-use loans could be adversely impacted by regulation."*

Construction Loans

Construction lending involves additional risks when compared to permanent loans. These risks include completion risk, which is impacted by unanticipated delays and/or cost overruns, and market risk, i.e., the risk that market rental rates and/or market sales prices may decline before the project is completed. Therefore, the Company only originates construction loans on a very selective basis. The types of construction loans the Company may originate are both extensive renovation loans as well as ground-up construction loans. At December 31, 2022, construction loans comprised 3.0% of the Company's loan portfolio. In all cases the owner/developer has extensive construction experience, sufficient equity in the transaction (maximum loan to cost of 65%) and personal recourse on the loan. The Company has established limits for construction lending as a percentage of risk-based capital.

Commercial and Industrial Loans

C&I credit facilities are made to a wide range of industries. The principals of the companies have extensive experience in acquiring and operating their business. The industries include healthcare with a specialty in skilled nursing facilities, auto leasing firms, wholesalers, manufacturers and importers and exporters of a wide range of products. The loans are secured by the assets of the company including accounts receivable, inventory and equipment and, in most cases, are personally guaranteed. Collateral may also include owner-occupied real estate. The Company targets companies that have $200 million of revenues or less.

The Company's lines of credit are generally reviewed on an annual basis. Term loans typically have terms of two to five years and are also reviewed on an annual basis. The credit facilities may be made with either fixed or floating rates.

C&I loans are subject to risk factors that are unique to each business. In underwriting these loans, the Company seeks to gain an understanding of each client's business in order to accurately assess the reliability of the company's cash flows. The Company lends to borrowers who are well capitalized, and have an established track record in their business, with predictable growth and cash flows.

At December 31, 2022, $219.4 million, or 24.2% of the Company's C&I loan portfolio, consisted of loans to the healthcare industry, of which $119.2 million, or 13.2% of these loans, were made to nursing and residential care facilities. Within the C&I lending group, the Company has lenders who are experienced in lending to the healthcare industry, and particularly to skilled nursing homes. They generally originate loans to borrowers with strong cash flows who are very experienced operators that typically have over 1,000 beds under management. In all cases these loans are secured by the assets of the operating company, and in almost all cases the credit facilities are personally guaranteed by principals of the company, who are typically high net worth individuals. The Company also originates term loans to standalone medical facilities such as radiology and dialysis centers and medical practices, which are secured by the assets of the company and the personal guaranties of the sponsors/owners of the practice.

Deposit Products and Services

The Company's retail products and services are similar to those of mid-to-large competitive banks in its market, and include, but are not limited to, online banking, mobile banking, ACH, and remote deposit capture. The Company has and will continue to make investments in technology to meet the needs of its customers.

Global Payments Business

The Company administers domestic and international digital payment settlements on behalf of its fintech clients and serves as an issuing bank for third-party debit card programs nationwide. The Company acts as the depository institution for the processing of prepaid and debit card payments made to various businesses. The Company has designed products that enable clients to process electronic payments more easily and to better manage their risk of loss. These client accounts are a source of demand deposits and fee income. The Company maintains a robust risk management program that is designed to ensure safe and sound operations in compliance with applicable laws, rules and guidance around its global payments products.

In January 2023, the Company announced that it will fully exit the digital currency business, commonly referred to as the crypto-asset related business. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Events.*"

Corporate Cash Management Deposit Accounts

The Company's entrepreneurial approach has encouraged management to find alternatives to traditional retail bank services, such as corporate cash management deposit accounts. These accounts belong to clients who are in possession of or have discretion over large deposits such as, but not limited to, property management companies, title companies and bankruptcy trustees. The accounts provide a significant source of deposits. At December 31, 2022, deposits in these accounts amounted to $1.3 billion, which was 25.3% of total deposits. These accounts included money market accounts, demand deposit accounts and other interest-bearing transaction accounts.

Asset Quality

Non-Performing Assets

Non-performing assets consist of non-accrual loans, consumer loans placed in forbearance with payments past due over 90 days and still accruing, and non-accrual TDRs. Non-performing loans exclude TDRs that are accruing and have been performing in accordance with the terms of their restructure agreement for at least six months. Non-performing loans also exclude loan modifications that were not considered TDRs under the CARES Act. See "*NOTE 2 – BASIS OF PRESENTATION – Loans and Allowance for Loan Losses*" to the Company's consolidated financial statements in this Form 10-K.

The past due status on loans is based on the contractual terms of the loan. It is generally the Company's policy that a loan 90 days past due be placed on non-accrual status unless factors exist that would eliminate the need to place a loan on this status. A loan may also be designated as non-accrual at any time if payment of principal or interest in full is not expected due to deterioration in the financial condition of the borrower. At the time loans are placed on non-accrual status, the accrual of interest is discontinued and previously accrued interest is reversed. All payments received on non-accrual loans are generally applied to principal. Loans are considered for return to accrual status when they become current as to principal and interest and remain current for a period of six consecutive months or when, in the opinion of management, the Company expects to receive all of its original principal and interest. In the case of non-accrual loans where a portion of the loan has been charged off, the remaining balance is kept on non-accrual status until the entire principal balance has been recovered.

Allowance for Loan Losses

The ALLL is maintained at an amount management deems adequate to cover probable incurred credit losses. In determining the level to be maintained, management evaluates many factors, including current economic trends, industry experience, historical loss experience, loan concentrations, the borrower's ability to repay and repayment performance and estimated collateral values. Loan losses are charged-off against the allowance when management believes the loan is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for non-impaired loans is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over a rolling two-year period. This actual loss experience is supplemented with other qualitative and economic factors based on the risks present for each portfolio segment. These qualitative and economic factors include economic and business conditions, the nature and volume of the portfolio, and lending terms and volume and severity of past due loans.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

If a loan is impaired, impairment is measured at the present value of estimated future cash flows using the loan's effective interest rate or at the fair value of collateral if repayment is expected solely from the collateral. The majority of the Company's impaired loans are secured and measured for impairment based on collateral valuations. An impairment measurement is performed based upon the most recent appraisal on file. In determining the amount of any impairment, the Company will make adjustments to reflect the estimated costs to sell the collateral. It is the Company's policy to obtain updated appraisals by independent third parties on loans secured by real estate at the time a loan is determined to be impaired. Upon receipt and review of the updated appraisal, an additional impairment measurement is performed. Impaired loans are reviewed on a quarterly basis to determine if any changes in credit quality or market conditions have occurred that would impact the impairment measurement. Non-real estate collateral may be valued using (i) an appraisal, (ii) net book value of the collateral per the borrower's financial statements, or (iii) accounts receivable aging reports, that may be adjusted based on management's knowledge of the client and client's business. If market conditions warrant, updated appraisals are obtained for both real estate and non-real estate collateral.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (ASC 326), which requires the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted this guidance effective January 1, 2023. See *"NOTE 3 – SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS"* to the Company's consolidated financial statements in this Form 10-K.

Troubled Debt Restructurings

The Company works closely with borrowers that have financial difficulties to identify viable solutions that minimize the potential for loss. In that regard, the Company modifies the terms of certain loans to maximize their collectability. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDRs under current accounting guidance. Modifications generally involve short-term deferrals of principal and/or interest payments, reductions of scheduled payment amounts, interest rates or principal of the loan, and forgiveness of accrued interest.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted this guidance effective January 1, 2023, see "*NOTE 3 – SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS"* to the Company's consolidated financial statements in this Form 10-K.

Credit Risk Management

The Company controls credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a transaction. The Company seeks to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which business customers are engaged. The Company has developed tailored underwriting criteria and credit management processes for each of the various loan product types it offers customers.

Underwriting

In evaluating each potential loan relationship, the Company adheres to a disciplined underwriting evaluation process including, but not limited to the following:

- understanding the customer's financial condition and ability to repay the loan;

- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

- observing appropriate LTV guidelines for collateral-dependent loans;

- identifying the customer's level of experience in their business;

- identifying macroeconomic and industry level trends;

- maintaining targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

- ensuring that each loan is properly documented and liens are perfected on collateral.

Loan Approval Authority

The Company's lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by its Board of Directors and management. The Company has established several levels of lending authority that have been delegated by the Board of Directors to the Credit Committee and other personnel in accordance with the Lending Authority in the Commercial Loan Policy. Authority limits are based upon the individual loan size and the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the Commercial Loan Policy. All loans over $10 million go to the Credit Committee for approval. The Credit Committee is comprised of Board members and the Company's Chief Executive Officer. There are four Board members who are permanent members of the Credit Committee; and a minimum of two other Board members rotate quarterly. Loans of $10 million or less are approved by management subject to individual officer approval limits. However, for all group relationships with total exposure in excess of 20% of risk-based capital, approval of the Credit Committee will be required for loans of any size; except that a loan will not require Credit Committee approval if the loan request is no greater than 10% of the relationship, to a maximum of $1.0 million, whereby Lending Officers approval will be required. Any loan policy exceptions are fully disclosed to the approving authority.

Loans to One Borrower

In accordance with loans-to-one-borrower regulations promulgated by the NYSDFS, the Company is generally limited to lending no more than 15% of its capital stock, surplus fund and undivided profits to any one borrower or borrowing entity. Management understands the importance of concentration risk and continuously monitors the Company's loan portfolio to ensure that risk is balanced between such factors as loan type, industry, geography, collateral, structure, maturity and risk rating, among other things. The Company's Commercial Loan Policy establishes detailed concentration limits and sub-limits by loan type and geography.

Ongoing Credit Risk Management

In addition to the underwriting process described above, the Company performs ongoing risk monitoring and reviews processes for all credit exposures. While the Company grades and classifies its loans internally, it also engages an independent third-party firm to perform regular loan reviews and confirm loan classifications. The Company strives to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans result in a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses incurred in the loan portfolio.

In general, whenever a particular loan or overall borrower relationship is classified as pass-watch, special mention or substandard based on one or more standard loan grading factors, the Company's credit officers engage in active evaluation of the loan to determine the appropriate resolution strategy. On a quarterly basis, management and the Board of Directors review the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Investments

The Company's investment objectives are primarily to provide and maintain liquidity, establish an acceptable level of interest rate risk and safely invest excess funds when demand for loans is less than deposit growth. Subject to these primary objectives, the Company also seeks to generate a favorable return. The Board of Directors has the overall responsibility for the investment portfolio, including approval of the investment policy. The ALCO and management are responsible for implementation of the Company's investment policy and monitoring its investment performance. The ALCO reviews the status of its investment portfolio quarterly.

The Company has legal authority to invest in various types of investment securities and liquid assets, including U.S. Treasury obligations, securities of various government-sponsored agencies, mortgage-backed and municipal government securities, deposits at the FHLBNY, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade money market mutual funds. It is also required to maintain an investment in FHLBNY stock, which investment is based primarily on the level of its FHLBNY borrowings. Additionally, the Company is required to maintain an investment in FRBNY stock equal to six percent of its capital and surplus.

The majority of the Company's investments are classified as AFS and HTM and can be used to collateralize FHLBNY borrowings, FRB borrowings, public funds deposits or other borrowings. At December 31, 2022, the investment portfolio consisted primarily of residential mortgage-backed securities and, to a lesser extent, U.S. Government Agency and treasury securities, commercial mortgage-backed securities and municipal securities.

Sources of Funds

Deposits

Deposits have traditionally been the Company's primary source of funds for use in lending and investment activities. The Company generates deposits from prepaid third-party debit card programs, fintech customers, its cash management platform offered to bankruptcy trustees, property management companies and others, local businesses, individuals through client referrals and other relationships and through its retail branch network. The Company believes that it has a very stable deposit base as it successfully encourages its business borrowers to maintain their operating banking relationship with the Company. The Company's deposit strategy primarily focuses on developing borrowing and other service-oriented relationships with customers rather than competing with other institutions on rate. It has established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds.

In the first quarter of 2020, the Company entered into an interest rate cap derivative contract as a part of its asset liability management strategy to help manage its interest rate risk position. The interest rate cap had a notional amount of $300.0 million and a contractual maturity of March 1, 2025. The interest rate cap was designated as a cash flow hedge of certain deposit liabilities. In the third quarter of 2022, the Company terminated the interest rate cap and monetized the gain on the derivative. The unrecognized value of $12.7 million at termination will be released from Accumulated Other Comprehensive Income and recorded as a credit to Licensing fees expense through March 2025.

Borrowings

The Company maintains diverse funding sources including borrowing lines at the FHLB and the FRB discount window. The Company may, from time to time, utilize advances from the FHLB to supplement its funding sources. The FHLB provides credit products for its member financial institutions. As a member, the Company is required to own capital stock in the FHLB and is authorized to apply for advances collateralized by certain of its real estate-related mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Limitations on the amount of advances that can be drawn are based either on a fixed percentage of an institution's total assets and/or on the FHLB's assessment of the institution's creditworthiness. The Company maintains a borrowing line supported by a borrower in custody collateral agreement with the FRB discount window.

At December 31, 2022, the Company had $150.0 million of Federal funds purchased and $100.0 million of FHLBNY advances outstanding.

Human Capital Resources

Our employees are vital to our success and growth and are considered one of our greatest assets. The experience, knowledge, and customer service excellence they bring everyday differentiates us from our competitors. We consider our relationship with our employees to be good. As of December 31, 2022, the Company employed 239 full-time employees, and 2 part-time employees, none of whom are represented by a collective bargaining unit. This is an increase of 39 employees, or approximately 19.3%, from December 31, 2021, to support our expanding businesses and to support risk management in the Company's Compliance, Credit Administration, Global Payments Operations, Technology, BSA/Anti-Money Laundering, and Risk Management, as well as in the Lending groups and other business lines.

Talent Acquisition and Retention

The Company employs a business model that combines high-touch service, emerging technologies, and the relationship-based focus of a community bank. We offer a suite of banking and financial services to businesses and individuals that includes a growing emphasis on BaaS. Management seeks to hire, develop, promote, and retain well-qualified employees who are aligned with the Company's business model and reflects the community.

The Company's selection and promotion processes are without bias and include the active recruitment of minorities and women. The ratios of women and men in the Company are 47% and 53% at December 31, 2022, respectively, which is relatively unchanged from December 31, 2021. Approximately 34.4% of the employees identified as minorities at December 31, 2022, as compared to 29.7% at December 31, 2021. Within that percentage, 19.1% identify as women, as compared to 17.3% at December 31, 2021. The Company defines minorities as the following groups based on the U.S. Department of Labor Affirmative Action definition: Black or African American, Hispanic, or Latino, Native Hawaiian or Other Pacific Islander, and American Indians/Alaskan Natives.

To attract and retain high performing talent, the Company offers competitive, performance-based compensation and a benefits plan that includes comprehensive health care coverage, a 401(k) Plan with a Company match, life and disability insurance, commuter benefits, flexible spending accounts and health savings accounts, wellness programs, Employee Assistance Program, paid time-off and leave policies, including paid maternity/paternity leave. The Company also offers an Employee Referral Program that allows employees to earn a referral bonus by recommending candidates for open positions.

Training and Development

The training and development of employees is a priority. The Company encourages and supports the growth and development of its employees and, whenever possible, seeks to fill positions by promotion and transfer from within the organization. New job openings are posted internally with guidelines for employees to apply. This allows for career advancement, and new learning opportunities, as well as benefiting the Company by organically building its bench strength to support future growth.

The Company conducts a comprehensive New Employee Orientation for all new hires. All employees are required to complete a minimum number of hours of Compliance, BSA/Anti-Money Laundering, Enterprise Risk, Information Security/Cyber Security and technical training annually via the Company's Learning Management System ("LMS"). Employees are also periodically assigned Professional Skills training via the LMS. The Board of Directors receives on-site training in these areas as well as through the LMS. Additional Cyber Security and Information Security updates and reminders are provided periodically.

The Company provides in-person training to employees on topics such as Cybersecurity, Enterprise Risk, Compliance, Technology, Strategic Planning, Goal Setting, and Employee Health Benefits. In addition, informal learning opportunities are available for employees such as attending Committee meetings to better understand the business, meeting with senior level staff and cross-training within their own department. To further their education, employees are encouraged to attend external business-related training seminars, conferences, and networking opportunities, which are paid for by the Bank.

In 2022, the Company offered on-site training on its 401(k) Plan's features and available investments. A licensed investment advisor delivered the educational sessions in a group setting and also provided one on one sessions for those who requested individualized guidance. In addition, the Company added its common stock as an investment option to the 401(k) Plan, which was covered in the training.

Formal Management Skills training was conducted in 2022 for those employees who were newly promoted, those seeking to be promoted and those who were interested in a refresher on the guiding principles of management. The training was conducted by the American Management Association on-site at the Company headquarters over two days. The Company will continue to offer this training in 2023 to further support the development of its employees.

The Company continues to utilize the Employee Career Path Program that it implemented in 2021 to empower employees to have direct input over their career path. The employee and their manager meet one on one to define a pathway for learning and career progression. They have regular check-ins throughout the year to ensure the employee is on track to accomplish the goals identified. A template is provided to the manager by Human Resources so both the manager and employee have the opportunity to document the goals they establish together, identify strengths and areas for development, as well as document their next meeting dates. This allows for clear and consistent communication throughout the process.

In 2022, the Company conducted on-site Diversity, Equity and Inclusion training to the Board of Directors and to all Company employees. This training will be a continued focus going forward.

The Company has an Employee Engagement Committee ("EEC") comprised of employees from various departments who organize events to support community-based functions, employee interests, educational sessions around different cultures, and volunteering for charities, among other activities. An educational lunch and learn was presented to employees in June 2022 on the meaning of Juneteenth. It was well received by the employees and the EEC plans on delivering additional similar sessions in 2023.

Environmental, Social and Governance

In the fourth quarter of 2022, the Company formalized its Environmental, Social and Governance ("ESG") initiative. The Company has partnered with a consulting firm to assist the Company in identifying appropriate ESG priorities to focus on and implement, and to build the proper governance structure and ESG roadmap, as well as developing an ESG report. An ESG Working Group has been established under the oversight of the Board of Directors' Corporate Governance and Nominating Committee and includes representatives from across the Company. The ESG Working Group will play a critical role in identifying ESG concerns that are material to the Company's strategy.

Safety, Health and Welfare

The safety, health and wellness of our employees is a top priority. During the COVID-19 pandemic, the Company continued to responsibly serve the needs of its customers while prioritizing the health and safety of employees.

The Company created a COVID-19 Committee that was and continues to be responsible for the administration of the pandemic response for the Company. The Committee identified the potential threat of COVID-19 in February 2020 and activated its Pandemic Plan in March 2020. The Pandemic Plan incorporates developing guidance from the regulatory and health communities and the Company has continued to adapt protocols to protect the health and well-being of employees while minimizing interruption to its business. The Company continues to monitor current law and guidance on COVID-19, and the Human Resources Department works closely with the employees to assist and provide accurate information in this fluid and changing environment.

Subsidiaries

Metropolitan Commercial Bank is the sole subsidiary of Metropolitan Bank Holding Corp. and there are no significant subsidiaries of Metropolitan Commercial Bank.

Federal, State and Local Taxation

The following is a general description of material tax matters and does not purport to be a comprehensive review of the tax rules applicable to the Company.

For federal income tax purposes, the Company files a consolidated income tax return on a calendar year basis using the accrual method of accounting. The Company is subject to federal income taxation in the same manner as other corporations. For its 2022 taxable year, the Company is subject to a maximum Federal income tax rate of 21%.

The Company is subject to California, Connecticut, Kentucky, Massachusetts, New Jersey, New York State, New York City, and Tennessee income taxes on a consolidated basis. The Bank is subject to Alabama, Florida, and Missouri income taxes on a separate company basis.

The Inflation Reduction Act of 2022 was signed into law on August 16, 2022. The Act includes provisions that extend the expanded Affordable Care Act health plan premium assistance program through 2025, impose an excise tax on stock buybacks, increase funding for IRS tax enforcement, expand energy incentives, and impose a corporate minimum tax. See *"Risk Factors – Risk Relating to Legislative and regulatory actions may increase the Company's costs and impact its business, governance structure, financial condition or results of operations."*

Regulation

General

The Bank is a commercial bank organized under the laws of the state of New York. It is a member of the Federal Reserve System and its deposits are insured under the DIF of the FDIC up to applicable legal limits. The lending, investment, deposit-taking, and other business authority of the Company is governed primarily by state and federal law and regulations and the Company is prohibited from engaging in any operations not authorized by such laws and regulations. The Company is subject to extensive regulation, supervision and examination by, and the enforcement authority of, the NYSDFS and FRB, and to a lesser extent by the FDIC, as its deposit insurer. The Company is also subject to federal financial consumer protection and fair lending laws and regulations of the CFPB, though, because it has less than $10 billion in total consolidated assets, the FRB and NYSDFS are responsible for examining and supervising the Company's compliance with these laws. The regulatory structure establishes a comprehensive framework of activities in which a state member bank may engage and is primarily intended for the protection of depositors, customers and the DIF. The regulatory structure gives the regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes.

The Company is a bank holding company, due to its control of the Bank, and is therefore subject to the requirements of the BHCA, and regulation and supervision by the FRB. The Company files reports with and is subject to periodic examination by the FRB.

Any change in the applicable laws and regulations could have a material adverse impact on the Company and the Bank and their operations and the Company's stockholders.

On May 24, 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Economic Growth Act") was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Wall Street and Consumer Protection Act ("Dodd-Frank Act"). While the Economic Growth Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion.

In addition, the Economic Growth Act includes regulatory relief for community banks regarding regulatory examination cycles, call reports, the Volcker Rule, mortgage disclosures and risk weights for certain high-risk CRE loans.

What follows is a summary of some of the laws and regulations applicable to the Bank and the Company. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the actual laws and regulations.

Regulations of the Bank

Loans and Investments

State commercial banks have authority to originate and purchase any type of loan, including commercial, CRE, residential mortgages or consumer loans. Aggregate loans by a state commercial bank to any single borrower or group of related borrowers are generally limited to 15% of a bank's capital stock, surplus fund and undivided profits, plus an additional 10% if secured by specified readily marketable collateral.

Federal and state law and regulations limit a bank's investment authority. Generally, a state member bank is prohibited from investing in corporate equity securities for its own account other than the equity securities of companies through which the bank conducts its business. Under federal and state regulations, a New York state member bank may invest in investment securities for its own account up to specified limits depending upon the type of security. "Investment securities" are generally defined as marketable obligations that are investment grade and not predominantly speculative in nature. The NYSDFS classifies investment securities into five different types and, depending on its type, a state commercial bank may have the authority to deal in and underwrite the security. The NYSDFS has also permitted New York state member banks to purchase certain non-investment securities that can be reclassified and underwritten as loans.

Lending Standards and Guidance

The federal banking agencies adopted uniform regulations prescribing standards for extensions of credit that are secured by liens or interests in real estate or made for the purpose of financing permanent improvements to real estate. Under these regulations, all insured depository institutions, such as the Bank, must adopt and maintain written policies establishing appropriate limits and standards for extensions of credit that are secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards, prudent underwriting standards (including LTV limits) that are clear and measurable, loan administration procedures, and documentation, approval and reporting requirements. The real estate lending policies must reflect consideration of the federal bank regulators' Interagency Guidelines for Real Estate Lending Policies that have been adopted.

The FDIC, the OCC and the FRB have also jointly issued the CRE Guidance. The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as CRE loans, does not establish specific lending limits but rather reinforces and enhances these agencies' existing regulations and guidelines for such lending and portfolio management. Specifically, the CRE Guidance provides that a bank has a concentration in CRE lending if (1) total reported loans for construction, land development, and other land represent 100% or more of total risk-based capital; or (2) total reported loans secured by multi-family properties, non-farm non-residential properties (excluding those that are owner-occupied), and loans for construction, land development, and other land represent 300% or more of total risk-based capital and the bank's CRE loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices that address key elements, including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of CRE lending.

Federal Deposit Insurance

Deposit accounts at the Bank are insured up to applicable legal limits by the FDIC's DIF. Effective July 22, 2010, the Dodd-Frank Act permanently raised the deposit insurance available on all deposit accounts to $250,000.

The FDIC finalized a rule, effective April 1, 2011, that set the FDIC assessment range at 2.5 to 45 basis points of total assets less tangible equity. Effective July 1, 2016, the FDIC adopted changes that eliminated the risk categories and base assessments for most banks on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure over three years. In conjunction with the DIF reserve ratio achieving 1.5%, the assessment range (inclusive of possible adjustments) was also reduced for small institutions to a range of 1.5 to 30 basis points of total assets less tangible equity. The FDIC adopted a final rule in 2022, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by two basis points, beginning in the first quarterly assessment period of 2023. The FDIC also concurrently maintained the DIF reserve ratio at 2.0% for 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio reaches the statutory minimum of 1.35% by the statutory deadline of September 30, 2028.

The FDIC may adjust its assessment scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No insured depository institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC may terminate deposit insurance upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The Company does not know of any practice, condition or violation that might lead to termination of the Company's deposit insurance.

Capitalization

The FRB regulations require state member banks, such as the Bank, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

The capital standards require the maintenance of a common equity Tier 1 capital ratio, Tier 1 capital ratio and total capital to risk-weighted assets ratio of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital consists primarily of common stockholders' equity and related surplus, plus retained earnings, less any amounts of goodwill, other intangible assets, and other items required to be deducted. Tier 1 capital consists primarily of common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital primarily includes capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one-to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans or are on non-accrual status and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The Company's minimum required capital conservation buffer was at 2.5% of risk-weighted assets at December 31, 2022. See Part II, Item 7., "*Management's Discussion and Analysis of Financial Condition and Results of Operations — Regulation*" for a summary of the Company's capital ratios.

As a result of the Economic Growth Act, banking regulatory agencies adopted a revised definition of "well capitalized" for eligible financial institutions and holding companies with assets of less than $10 billion (a "Qualifying Community Bank"). The new rule establishes a community bank leverage ratio ("CBLR") equal to the tangible equity capital divided by the average total consolidated assets. Regulators have established the CBLR to be set at 8.5% through calendar year 2021 and 9% thereafter. The CARES Act, signed into law in response to the COVID-19 pandemic, temporarily reduced the CBLR to 8%. The Company did not elect to be governed by the CBLR framework and at December 31, 2022, the Company's capital exceeded all applicable requirements.

Safety and Soundness Standards

Each federal banking agency, including the FRB, has adopted guidelines establishing general standards relating to, among other things, internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings, compensation, fees and benefits and information security standards. In general, the guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired, and require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director, or principal stockholder. The FDIC also has issued guidance on risks banks may face from third-party relationships (e.g., relationships under which the third-party provides services to the bank). The guidance generally requires the Company to perform adequate due diligence on the third-party, appropriately document the relationship, and perform adequate oversight and auditing, in order to the limit the risks to the Company.

Prompt Corrective Regulatory Action

Federal law requires that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

State member banks that have insufficient capital are subject to certain mandatory and discretionary supervisory measures. For example, a bank that is "undercapitalized" (i.e., fails to comply with any regulatory capital requirement) is subject to growth, capital distribution (including dividend) and other limitations, and is required to submit a capital restoration plan; a holding company that controls such a bank is required to guarantee that the bank complies with the restoration plan. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." A "significantly undercapitalized" bank is subject to additional restrictions. State member banks deemed by the FRB to be "critically undercapitalized" also may not make any payment of principal or interest on certain subordinated debt, extend credit for a highly leveraged transaction, or enter into any material transactions outside the ordinary course of business after 60 days of obtaining such status, and are subject to the appointment of a receiver or conservator within 270 days after obtaining such status.

Under the prompt corrective action requirements, insured depository institutions are required to meet the following in order to qualify as "well capitalized:" (1) a common equity Tier 1 risk-based capital ratio of 6.5%; (2) a Tier 1 risk-based capital ratio of 8%; (3) a total risk-based capital ratio of 10% and (4) a Tier 1 leverage ratio of 5%. The Bank was well capitalized at December 31, 2022.

Dividends

Under federal and state law and applicable regulations, a state member bank may generally declare a dividend, without approval from the NYSDFS or FRB, in an amount equal to its year-to-date net income plus the prior two years' net income that is still available for dividend. Dividends exceeding those amounts require application to and approval by the NYSDFS or FRB. To pay a cash dividend, a state member bank must also maintain an adequate capital conservation buffer under the capital rules discussed above.

Incentive Compensation Guidance

The FRB, OCC, FDIC and other federal banking agencies have issued comprehensive guidance intended to ensure that the incentive compensation policies of banking organizations, including state member banks and bank holding companies, do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk-management, control and governance processes. In addition, under the incentive compensation guidance, a banking organization's federal supervisor, which for the Bank and the Company is the FRB, may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, provisions of the Basel III regime described above limit discretionary bonus payments to bank and bank holding company executives if the institution's regulatory capital ratios fail to exceed certain thresholds. The scope and content of the banking regulators' policies on incentive compensation are likely to continue evolving.

Transactions with Affiliates and Insiders

Sections 23A and 23B of the Federal Reserve Act govern transactions between an insured depository institution and its affiliates, which includes the Company. The FRB has adopted Regulation W, which implements and interprets Sections 23A and 23B, in part by codifying prior FRB interpretations.

An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. A subsidiary of a bank that is not also a depository institution or a "financial subsidiary" under federal law is not treated as an affiliate of the bank for the purposes of Sections 23A and 23B; however, the FRB has the discretion to treat subsidiaries of a bank as affiliates on a case-by-case basis. Section 23A limits the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the bank's capital stock and surplus. There is an aggregate limit of 20% of the bank's capital stock and surplus for such transactions with all affiliates. The term "covered transaction" includes, among other things, the making of a loan to an affiliate, a purchase of assets from an affiliate, the issuance of a guarantee on behalf of an affiliate and the acceptance of securities of an affiliate as collateral for a loan. All such transactions are required to be on terms and conditions that are consistent with safe and sound banking practices and no transaction may involve the acquisition of any "low quality asset" from an affiliate unless certain conditions are satisfied. Certain covered transactions, such as loans to or guarantees on behalf of an affiliate, must be secured by collateral in amounts ranging from 100 to 130 percent of the loan amount, depending upon the type of collateral. In addition, Section 23B requires that any covered transaction (and specified other transactions) between a bank and an affiliate must be on terms and conditions that are substantially the same, or at least as favorable, to the bank, as those that would be provided to a non-affiliate.

A bank's loans to its executive officers, directors, any owner of more than 10% of its stock (each, an "insider") and certain entities affiliated with any such person (an insider's "related interest") are subject to the conditions and limitations imposed by Section 22(h) of the Federal Reserve Act and the FRB's Regulation O. The aggregate amount of a bank's loans to any insider and the insider's related interests may not exceed the loans-to-one-borrower limit applicable to state member banks. Aggregate loans by a bank to its insiders and insiders' related interests may not exceed 15% of the bank's unimpaired capital and unimpaired surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank's unimpaired capital and unimpaired surplus. With certain exceptions, such as education loans and certain residential mortgages, a bank's loans to its executive officers may not exceed the greater of $25,000 or 2.5% of the bank's unimpaired capital and unimpaired surplus, but in no event more than $100,000. Regulation O also requires that any loan to an insider or a related interest of an insider be approved in advance by a majority of the board of directors of the bank, with any interested director not participating in the voting, if the loan, when aggregated with any existing loans to that insider or the insider's related interests, would exceed the higher of $25,000 or 5% of the bank's unimpaired capital and surplus. Generally, such loans must be made on substantially the same terms as, and follow credit underwriting procedures that are no less stringent than, those that are prevailing at the time for comparable transactions with other persons and must not involve more than a normal risk of repayment. An exception is made for extensions of credit made pursuant to a benefit or compensation plan of a bank that is widely available to employees of the bank and that does not give any preference to insiders of the bank over other employees of the bank.

Enforcement

The NYSDFS and the FRB have extensive enforcement authority over state member banks to correct unsafe or unsound practices and violations of law or regulation. Such authority includes the issuance of cease and desist orders, assessment of civil money penalties and removal of officers and directors. The FRB may also appoint a conservator or receiver for a state member bank under specified circumstances, such as where (i) the bank's assets are less than its obligations to creditors, (ii) the bank is likely to be unable to pay its obligations or meet depositors' demands in the normal course of business, or (iii) a substantial dissipation of bank assets or earnings has occurred due to a violation of law or regulation or unsafe or unsound practices. Separately, the Superintendent of the NYSDFS also has the authority to appoint a receiver or liquidator of any state-chartered bank under specified circumstances, including where (i) the bank is conducting its business in an unauthorized or unsafe manner, (ii) the bank has suspended payment of its obligations, or (iii) the bank cannot with safety and expediency continue to do business.

Examinations and Assessments

The Company is required to file periodic reports with and is subject to periodic examination by the NYSDFS and FRB. Federal and state regulations generally require periodic on-site examinations for all depository institutions. The Company is required to pay an annual assessment to the NYSDFS and FRB to fund the agencies' operations.

Community Reinvestment Act and Fair Lending Laws

Federal Regulation

Under the CRA, the Company has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires the FRB to assess the Company's record of meeting the credit needs of its community and to take that record into account in its evaluation of certain applications by the Company. For example, the regulations specify that a bank's CRA performance will be considered in its expansion (e.g., branching or merger) proposals and may be the basis for approving, denying or conditioning the approval of an application. The Company is awaiting its most recent CRA rating for the examination conducted in 2022. The latest FRB CRA rating received by the Company was "Satisfactory" for the examination conducted in 2020.

New York State Regulation

The Company is also subject to provisions of the New York State Banking Law that impose continuing and affirmative obligations upon a banking institution organized in New York State to serve the credit needs of its local community. Such obligations are substantially similar to those imposed by the CRA. The Company is awaiting its most recent CRA rating for the examination conducted in 2022. The latest NYSDFS CRA rating received by the Company was "Satisfactory" for the examination conducted in 2016.

USA PATRIOT Act and Money Laundering

The Company is subject to the BSA, which incorporates several laws, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act and related regulations. The USA PATRIOT Act gives the federal government powers to address money laundering and terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. By way of amendments to the BSA, Title III of the USA PATRIOT Act implemented measures intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions of Title III impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents and parties registered under the Commodity Exchange Act.

Among other things, Title III of the USA PATRIOT Act and the related regulations require:

- Establishment of anti-money laundering compliance programs that include policies, procedures, and internal controls; the designation of a BSA officer; a training program; and independent testing;

- Filing of certain reports to Financial Crimes Enforcement Network and law enforcement that are designated to assist in the detection and prevention of money laundering and terrorist financing activities;

- Establishment of a program specifying procedures for obtaining and maintaining certain records from customers seeking to open new accounts, including verifying the identity of customers;

- In certain circumstances, compliance with enhanced due diligence policies, procedures and controls designed to detect and report money-laundering, terrorist financing and other suspicious activity;

- Monitoring account activity for suspicious transactions; and

- A heightened level of review for certain high-risk customers or accounts.

The USA PATRIOT Act also includes prohibitions on correspondent accounts for foreign shell banks and requires compliance with record keeping obligations with respect to correspondent accounts of foreign banks.

The bank regulatory agencies have increased the regulatory scrutiny of the BSA and anti-money laundering programs maintained by financial institutions. Significant penalties and fines, as well as other supervisory orders may be imposed on a financial institution for non-compliance with these requirements. In addition, for financial institutions engaging in a merger transaction, federal bank regulatory agencies must consider the effectiveness of the financial institution's efforts to combat money laundering activities.

The Company has adopted policies and procedures to comply with these requirements.

Privacy Laws

The Company is subject to a variety of federal and state privacy laws, which govern the collection, safeguarding, sharing and use of customer information, and require that financial institutions have in place policies regarding information privacy and security. For example, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail consumer customers to provide such customers with the financial institution's privacy policy and practices for sharing nonpublic information with third parties, provide advance notice of any changes to the policies and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties. It also requires banks to safeguard personal information of consumer customers. Some state laws also protect the privacy of information of state residents and require adequate security for such data, and certain state laws may, in some circumstances, require the Company to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require the Company to notify law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data.

Third-Party Debit Card Products and Merchant Services

The Company is also subject to the rules of Visa, Mastercard and other payment networks in which it participates. If the Company fails to comply with such rules, the networks could impose fines or require it to stop providing merchant services for cards under such network's brand or routed through such network.

Consumer Finance Regulations

The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. In this regard, the CFPB has several rules that implement various provisions of the Dodd-Frank Act that were specifically identified as being enforced by the CFPB. While the Company is subject to the CFPB regulations, because it has less than $10 billion in total consolidated assets, the FRB and the NYSDFS are responsible for examining and supervising the Company's compliance with these consumer financial laws and regulations. In addition, the Company is subject to certain state laws and regulations designed to protect consumers.

Other Regulations

The Company's operations are also subject to federal laws applicable to credit transactions, such as:

- The Truth-In-Lending Act and Regulation Z promulgated thereunder, governing disclosures of credit terms to consumer borrowers;

- The Real Estate Settlement Procedures Act and Regulation X promulgated thereunder, requiring that borrowers for mortgage loans for one-to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

- The Home Mortgage Disclosure Act and Regulation C promulgated thereunder, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- The Equal Credit Opportunity Act and Regulation B promulgated thereunder, and other fair lending laws, prohibiting discrimination on the basis of race, religion, sex and other prohibited factors in extending credit;

- The Fair Credit Reporting Act, governing the use of credit reports on consumers and the provision of information to credit reporting agencies;

- Unfair or Deceptive or Abusive Acts or Practices laws and regulations;

- The Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- The Coronavirus Aid, Relief and Economic Security Act; and

- The rules and regulations of the various federal agencies charged with responsibility for implementing such federal laws.

The operations of the Company are further subject to the:

- The Truth in Savings Act and Regulation DD promulgated thereunder, which specifies disclosure requirements with respect to deposit accounts;

- The Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- The Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- The Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- State unclaimed property or escheatment laws; and

- Cybersecurity regulations, including but not limited to those implemented by NYSDFS.

Holding Company Regulation

The Company, as a bank holding company controlling the Bank, is subject to regulation and supervision by the FRB under the BHCA. The Company is periodically examined by and required to submit reports to the FRB and must comply with the FRB's rules and regulations. Among other things, the FRB has authority to restrict activities by a bank holding company that are deemed to pose a serious risk to the subsidiary bank.

The FRB has historically imposed consolidated capital adequacy guidelines for bank holding companies structured similar, but not identical, to those of state member banks. The Dodd-Frank Act directed the FRB to issue consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks applied to bank holding companies as of January 1, 2015. The Company is subject to the consolidated holding company capital requirements.

The policy of the FRB is that a bank holding company must serve as a source of financial and managerial strength to its subsidiary banks by providing capital and other support in times of distress. The Dodd-Frank Act codified the source of strength policy.

Under the prompt corrective action provisions of federal law, a bank holding company parent of an undercapitalized subsidiary bank is required to guarantee, within specified limits, the capital restoration plan that is required of an undercapitalized bank. If an undercapitalized bank fails to file an acceptable capital restoration plan or fails to implement an acceptable plan, the FRB may prohibit the bank holding company parent of the undercapitalized bank from paying dividends or making any other capital distribution.

As a bank holding company, the Company is required to obtain the prior approval of the FRB to acquire direct or indirect ownership or control of more than 5% of a class of voting securities of any additional bank or bank holding company, to acquire all or substantially all of the assets of any additional bank or bank holding company or merging or consolidating with any other bank holding company. In evaluating acquisition applications, the FRB evaluates factors such as the financial condition, management resources and future prospects of the parties, the convenience and needs of the communities involved and competitive factors. In addition, bank holding companies may generally only engage in activities that are closely related to banking as determined by the FRB. Bank holding companies that meet certain criteria may opt to become a financial holding company and thereby engage in a broader array of financial activities.

FRB policy is that a bank holding company should pay cash dividends only to the extent that the company's net income for the past two years is sufficient to fund the dividends and the prospective rate of earnings retention is consistent with the company's capital needs, asset quality and overall financial condition. In addition, FRB guidance sets forth the supervisory expectation that bank holding companies will inform and consult with FRB staff in advance of issuing a dividend that exceeds earnings for the quarter and should inform the FRB and should eliminate, defer or significantly reduce dividends if (i) net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) prospective rate of earnings retention is not consistent with the bank holding company's capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

A bank holding company that is not well capitalized or well managed, or that is subject to any unresolved supervisory issues, is required to give the FRB prior written notice of any repurchase or redemption of its outstanding equity securities if the gross consideration for repurchase or redemption, when combined with the net consideration paid for all such repurchases or redemptions during the preceding 12 months, will be equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a repurchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice or violate a law or regulation. However, FRB guidance generally provides for bank holding company consultation with FRB staff prior to engaging in a repurchase or redemption of a bank holding company's stock, even if a formal written notice is not required.

The above FRB requirements may restrict a bank holding company's ability to pay dividends to stockholders or engage in repurchases or redemptions of its shares.

Acquisition of Control of the Company

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as the Company unless the FRB has prior written notice and has not issued a notice disapproving the proposed acquisition. In evaluating such notices, the FRB takes into consideration such factors as the financial resources, competence, experience and integrity of the acquirer, the future prospects the bank holding company involved and its subsidiary bank and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company's directors, or a determination by the regulator that the acquirer has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company's voting stock constitutes a rebuttable presumption of control under the regulations under certain circumstances including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Federal Securities Laws

The Company is a reporting company subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Emerging Growth Company Status

The JOBS Act, which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an EGC. The Company qualified as an EGC under the JOBS Act until December 31, 2022.

The Company's EGC status ended on December 31, 2022 since that is the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of the common equity securities of the Company pursuant to an effective registration statement under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Company has policies, procedures and systems designed to comply with these regulations, and it reviews and documents such policies, procedures and systems to ensure continued compliance with these regulations.

Item 1A. Risk Factors

The Company's operations and financial results are subject to various risks and uncertainties, including but not limited to those described below, which could adversely affect its business, financial condition, results of operations, cash flows and the trading price of its common stock.

Risks Related to the COVD-19 Outbreak

The economic impact of the COVID-19 outbreak could adversely affect the Company's financial condition and results of operations.

Given the ongoing and dynamic nature of the COVID-19 pandemic, including the rate of vaccine acceptance and the development of new variants, it is difficult to predict the full impact of the COVID-19 outbreak on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when COVID-19 can be controlled and abated. As the result of the COVID-19 pandemic and any related adverse local and national economic consequences, we could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations: the demand for our products and services may decline, making it difficult to grow assets and income; if the economy worsens, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income; collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase; our ACL may increase if borrowers experience financial difficulties, which will adversely affect our net income; the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us; our cyber security risks may increase if a significant number of our employees are forced to work remotely; and FDIC premiums may increase if the agency experiences additional resolution costs.

Moreover, the Company's future success and profitability substantially depends on the skills of its employees, including executive officers, many of whom have held their positions with the Company for many years. The unanticipated loss or unavailability of key employees and/or a large number of employees due to the pandemic could harm the Company's ability to operate or execute its business strategy. The Company may not be successful in finding and integrating suitable replacements in the event of such employee loss or unavailability.

Risks Related to Lending Activities

A substantial portion of the Company's loan portfolio consists of CRE, including multi-family real estate loans, and commercial loans, which have a higher degree of risk than other types of loans.

At December 31, 2022, $4.8 billion, or 99.5% of total loans, consisted of CRE and C&I loans. These portfolios have grown in recent years and the Company intends to continue to emphasize these types of lending. CRE, including multi-family real estate, and commercial loans are often larger and involve greater risks than other types of loans since payments on such loans are often dependent on the successful operation or development of the property or business involved. Accordingly, a downturn in the real estate market and/or a challenging business and economic environment may increase the Company's risk related to CRE, multi-family real estate and commercial loans. If the cash flows from business operations of our customers is reduced, the borrower's ability to repay the loan may be impaired. Further, due to the larger average size of such loans and that they are secured by collateral that is generally less readily-marketable as compared with other loan types, losses incurred on a small number of such loans could have a material adverse impact on the Company's financial condition and results of operations. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there are fewer potential purchasers of the collateral.

In addition, CRE loan concentration is an area that has experienced heightened regulatory focus. Under CRE guidance issued by banking regulators, banks with holdings of CRE, land development, construction, and certain multi-family loans in excess of certain thresholds must employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. These loans are also subject to written policies that establish certain limits and standards. Such compliance requirements imposed on the Company's CRE, multi-family or construction lending and the potential limits to the generation of these types of loans could have a material adverse effect on its financial condition and results of operations. While it is management's belief that policies and procedures with respect to the CRE portfolio have been implemented consistent with this guidance, bank regulators could require that additional policies and procedures be implemented that may result in additional costs or that may result in the curtailment of CRE lending that would adversely affect the Bank's loan originations and profitability.

Because the Company intends to continue to increase its commercial loans, its credit risk may increase.

The Company intends to increase its portfolio of commercial loans, including working capital lines of credit, equipment financing, healthcare and medical receivables, documentary letters of credit and standby letters of credit. These loans generally have more risk than one- to four-family residential mortgage loans and CRE loans. Since repayment of commercial loans depends on the successful management and operation of borrowers' businesses, repayment of such loans can be affected by adverse conditions in the local and national economy. In addition, commercial loans generally have a larger average size as compared with other loans, and the collateral for commercial loans is generally less readily-marketable. If we foreclose on these loans, our holding period for the collateral typically is longer than for a single or multi-family residential property because there are fewer potential purchasers of the collateral. The Company's plans to increase its portfolio of these loans could result in increased credit risk in the portfolio. An adverse development with respect to one loan or one credit relationship can expose the Company to significantly greater risk of loss compared to an adverse development with respect to a one-to four-family residential mortgage loan or a CRE loan.

If the allowance for credit losses is not sufficient to cover actual loan losses, earnings could decrease.

In June 2016, the FASB issued an accounting standard update, "Financial Instruments – Credit Losses (ASC 326), Measurement of Credit Losses on Financial Instruments," which replaces the current "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the CECL model. The Company adopted this guidance effective January 1, 2023. For a discussion of the impact please see "*NOTE 3 – SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*" to the Company's consolidated financial statements in this Form 10-K.

Loan customers may not repay their loans according to the terms of their loans, and the collateral securing the payment of their loans may be insufficient to assure repayment. The Company may experience significant credit losses, which could have a material adverse effect on its operating results. Various assumptions and judgments about the collectability of the loan portfolio are made, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of many loans. In determining the amount of the allowance for credit losses, management reviews the quality of its loan portfolio and its loss and delinquency experience and evaluates industry trends and economic conditions.

The determination of the appropriate level of allowance is subject to judgment and requires the Company to make significant estimates of current credit risks and future trends, all of which are subject to material changes. If assumptions prove to be incorrect, the ACL may not cover losses in the loan portfolio at the date of the financial statements. Significant additions to the allowance would materially decrease net income. In addition, federal and state regulators periodically review the ACL, the policies and procedures the Company uses to determine the level of the allowance and the value attributed to non-performing loans or to real estate acquired through foreclosure. Such regulatory agencies may require an increase in the ACL or the Company to recognize loan charge-offs. Any significant increase in the ACL or loan charge-offs as required by these regulatory agencies could have a material adverse effect on the results of operations and financial condition.

The performance of the Company's multi-family and mixed-use loans could be adversely impacted by regulation.

Multi-family and mixed-use loans generally involve a greater risk than one- to-four family residential loans because of legislation and government regulations involving rent control and rent stabilization, which are outside the control of the borrower or the Company, and could impair the value of the security for the loan or the future cash flows of such properties. As a result of these restrictions, it is possible that rental income on certain rent-regulated properties might not rise sufficiently over time to satisfy increases in the loan rate at repricing or increases in overhead expenses (e.g., utilities, taxes, etc.). At December 31, 2022, the Company has $161.4 million of rent-regulated stabilized multi-family loans, which had a weighted-average LTV of 42.24% at the date of last appraisal, a weighted average debt coverage ratio of 3.34x.

The Company could be subject to environmental risks and associated costs on its foreclosed real estate assets, which could materially and adversely affect its financial condition and results of operation.

A material portion of the Company's loan portfolio is comprised of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure these loans. If the Company acquires such properties as a result of foreclosure, it could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect the Company's financial condition and results of operation.

Risks Related to Economic Conditions

Inflation can have an adverse impact on our business and on our customers. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money.

Over the past year, in response to a pronounced rise in inflation, the Federal Reserve Board has raised certain benchmark interest rates to combat inflation. As discussed below under — "Risks Related to Market Interest Rates—Interest rate shifts may reduce net interest income and otherwise negatively impact the Company's financial condition and results of operation." Inflationary conditions and rising market interest rates may lead to declines in the value of our investment securities, particularly those with longer maturities, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us. Sustained higher interest rates administered by the Federal Reserve to tame persistent inflationary price pressures could also push down asset prices and weaken economic activity. A deterioration in economic conditions in the United States and our markets could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, all of which, in turn, would adversely affect our business, financial condition and results of operations.

A downturn in economic conditions could cause deterioration in credit quality, which could depress net income and growth.

The Company's principal economic risk is the creditworthiness of its borrowers, which is affected by the strength of the relevant business market segment, local market conditions, and general economic conditions. The Company's loan portfolio includes many real estate secured loans, demand for which may decrease during an economic downturn as a result of, among other things, an increase in unemployment, a decrease in real estate values or a slowdown in housing. If negative economic conditions develop in the New York market or the United States, the Company could experience higher delinquencies and loan charge-offs, which would adversely affect its net income and financial condition. Furthermore, to the extent that real estate collateral is obtained through foreclosure, the costs of holding and marketing real estate collateral, as well as the ultimate values obtained from disposition, could reduce earnings and adversely affect the Company's financial condition.

The Company's business and operations may be adversely affected by weak economic conditions.

The Company's business and operations, which primarily consist of lending money to customers, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, growth and profitability from the Company's lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium- and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States.

The Company's business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond the Company's control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

A substantial majority of the Company's loans and operations are in New York, and therefore its business is particularly vulnerable to a downturn in the New York City economy.

The Company is a community banking institution that provides banking services to the local communities in the market areas in which it operates, and therefore, its ability to diversify its economic risks is limited by its local markets and economies. A large portion of the Company's business is concentrated in New York, and in New York City in particular. A significant decline in local economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment or other factors beyond the Company's control, would likely cause an increase in the rates of delinquencies, defaults, foreclosures, bankruptcies and losses in its loan portfolio. As a result, a downturn in the local economy, generally and the real estate market specifically, could significantly reduce the Company's profitability and growth and adversely affect its financial condition.

Risks Related to Market Interest Rates

The reversal of monetary policy actions that resulted in a historically low interest rate environment may adversely affect our net interest income and profitability.

The Federal Reserve Board exercised monetary policy actions that decreased benchmark interest rates significantly, in response to the COVID-19 pandemic. The Federal Reserve Board has reversed its easy money policies given its concerns over inflation. Market interest rates have risen in response to the change in the Federal Reserve Board's monetary policies. As discussed below, the increase in market interest rates is expected to have an adverse effect on our net interest income and profitability.

Interest rate shifts may reduce net interest income and otherwise negatively impact the Company's financial condition and results of operations.

The majority of the Company's banking assets are monetary in nature and subject to risk from changes in interest rates. The Company's earnings depend, to a great extent, upon the level of its net interest income (the difference between the interest income earned on loans, investments, other interest earning assets, and the interest paid on interest bearing liabilities, such as deposits and borrowings). Changes in interest rates can increase or decrease net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest bearing liabilities mature or reprice more quickly, or to a greater degree, than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, or to a greater degree, than interest bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and the Company's ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect the Company through, among other things, increased prepayments on its loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect the Company's net yield on interest earning assets, loan origination volume and overall results.

If market interest rates rise rapidly, interest rate caps may limit increases in the interest rates on certain adjustable-rate loans, thus limiting the upside to our net interest income. Also, certain adjustable-rate loans re-price based on lagging interest rate indices. This lagging effect may also negatively impact our net interest income when general interest rates continue to rise periodically.

The Company's securities portfolio may be impacted by fluctuations in market value, potentially reducing accumulated other comprehensive income and/or earnings. During the year ended December 31, 2022, we reported an other comprehensive loss of $76.9 million related to net changes in unrealized losses in the AFS securities portfolio. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand.

Changes in the estimated fair value of securities may reduce stockholders' equity and net income.

At December 31, 2022, we had $445.7 million of AFS securities. The estimated fair value of the AFS securities portfolio may change depending on the credit quality of the underlying issuer, market liquidity, changes in interest rates and other factors. Stockholders' equity is increased or decreased by the amount of the change in the unrealized gain or loss (difference between the estimated fair value and the amortized cost) of the AFS securities portfolio, net of the related tax expense or benefit, under the category of accumulated other comprehensive income (loss). During the year ended December 31, 2022, we reported an other comprehensive loss of $76.9 million related to net changes in unrealized losses in the AFS securities portfolio, which negatively impacted stockholders' equity, as well as book value per common share.

Risk Related to the Company's Operations

A failure in the Company's operational systems or infrastructure, or those of third parties, could impair the Company's liquidity, disrupt its businesses, result in the unauthorized disclosure of confidential information, damage its reputation and cause financial losses.

The Company's operations rely on its computer systems, networks and third-party providers for the secure processing, storage and transmission of confidential and other sensitive customer information. The Company's business, and in particular, the debit card and cash management solutions business and global payments business, is dependent on its ability to process and monitor, on a daily basis, a large number of transactions, many of which are highly complex, across numerous and diverse markets. These transactions, as well as the information technology services provided to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Due to the breadth and geographical reach of the Company's client base, developing and maintaining its operational systems and infrastructure is challenging, particularly as a result of rapidly evolving legal and regulatory requirements and technological shifts.

Although the Company takes protective measures to maintain the confidentiality, integrity and security of information, its computer systems, software and networks may be vulnerable to unauthorized access, loss or destruction of data (including confidential client information), account takeovers, unavailability of service, computer viruses or other malicious code, cyber-attacks and other events that could have an adverse security impact. Furthermore, the Company may not be able to ensure that all of its clients, suppliers, counterparties and other third parties have appropriate controls in place to protect themselves from cyber-attacks or to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. Given the increasingly high volume of transactions, certain errors may be repeated or compounded before they can be discovered and rectified. In addition, the increasing reliance on technology systems and networks and the occurrence and potential adverse impact of attacks on such systems and networks, both generally and in the financial services industry, have enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber-security threats. As these threats and government and regulatory oversight of associated risks continue to evolve, the Company may be required to expend additional resources to enhance or expand upon the security measures it currently maintains. Although the Company has developed, and continues to invest in, systems and processes that are designed to detect and prevent security breaches and cyber-attacks, a breach of its systems and global payments infrastructure or those of our fintech partners and processors could result in: losses to the Company and its customers; loss of business and/or customers; damage to its reputation; the incurrence of additional expenses (including the cost of notification to consumers, credit monitoring and forensics, and fees and fines imposed by the card networks); disruption to its business; an inability to grow its online services or other businesses; additional regulatory scrutiny or penalties; and/or exposure to civil litigation and possible financial liability — any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company faces risks related to its operational, technological and organizational infrastructure.

The Company's ability to grow and compete is dependent on its ability to build or acquire and manage the necessary operational and technological infrastructure and to manage the cost of that infrastructure as it expands. Similar to other large corporations, operational risk can manifest itself in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees or outside persons and exposure to external events. In addition, the Company is heavily dependent on the strength and capability of its technology systems, which are used both to interface with customers and manage internal financial and other systems. The Company's ability to develop and deliver new products and services that meet the needs of its existing customers and attract new ones depends on the functionality of its technology systems.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The Company's future success will depend in part upon its ability to address the needs of its clients by using technology to provide products and services that will satisfy client demands for convenience as well as provide secure electronic environments and create additional efficiencies as it continues to grow and expand its market area. The Company continuously monitors its operational and technological capabilities and makes modifications and improvements when it believes it will be cost effective to do so. Many of the Company's larger competitors have substantially greater resources to invest in operational and technological infrastructure. As a result, competitors may be able to offer more convenient products and services than the Company, which would put it at a competitive disadvantage.

The Company also outsources some of its operational and technological infrastructure, including modifications and improvements to these systems, to third parties. If these third-party service providers experience difficulties, fail to comply with banking regulations or terminate their services and if the Company is unable to replace them with other service providers, its operations could be interrupted. If an interruption were to continue for a significant period of time, its business, financial condition and results of operations could be adversely affected, perhaps materially. Even if the Company were able to replace the third-party providers, it may be at a higher cost, which could adversely affect its business, financial condition and results of operations.

The Company is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject the Company to financial losses or regulatory sanctions and have a material adverse impact on its reputation. Misconduct by its employees could include concealing unauthorized activities, engaging in improper or unauthorized activities on behalf of customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions the Company takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject the Company to financial claims for negligence.

The Company maintains a system of internal controls and insurance coverage to mitigate operational risks, including data processing system failures and errors and customer or employee fraud. If internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse impact on the Company's business, financial condition and results of operations.

The Company relies heavily on its executive management team and other key employees and could be adversely affected by the unexpected loss of their services.

The Company's success depends in large part on the performance of its key personnel, as well as on its ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute its business plan may be lengthy. The Company may not be successful in retaining its key employees, and the unexpected loss of services of one or more of key personnel could have a material adverse effect on its business because of their skills, knowledge of primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any key personnel should become unavailable for any reason, the Company may not be able to identify and hire qualified persons on acceptable terms, or at all, which could have a material adverse effect on the business, financial condition, results of operations and future prospects of the Company.

If the Company's enterprise risk management framework is not effective at mitigating interest rate risk, market risk and strategic risk, the Company could suffer unexpected losses and its results of operations could be materially adversely affected.

The Company's enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. The Company has established processes and procedures intended to identify, measure, monitor and report the types of risk to which it is subject, including credit, liquidity, operational, regulatory compliance and reputational risks. However, as with any risk management framework, there are inherent limitations to these risk management strategies as there may exist, or develop in the future, risks that have not been appropriately anticipated or identified. If the Company's risk management framework proves ineffective, it could suffer unexpected losses and its business and results of operations could be materially adversely affected.

A lack of liquidity could adversely affect the Company's financial condition and results of operations.

Liquidity is essential to the Company's business. The Company relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of loans to ensure that there is adequate liquidity to fund its operations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. The Company's most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff, which are strongly influenced by such external factors as the direction of interest rates, local and national economic conditions and the availability and attractiveness of alternative investments. Further, the demand for deposits may be reduced due to a variety of factors such as demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the FRB or regulatory actions that decrease customer access to particular products. If customers move money out of bank deposits and into other investments such as money market funds, the Company would lose a relatively low-cost source of funds, which would increase its funding costs and reduce net interest income. Any changes made to the rates offered on deposits to remain competitive with other financial institutions may also adversely affect profitability and liquidity.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities and borrowings from the FHLB of New York. The Company also has an available line of credit with the FRBNY discount window. The Company also may borrow funds from third-party lenders, such as other financial institutions. The Company's access to funding sources in amounts adequate to finance or capitalize its activities, or on terms that are acceptable, could be impaired by factors that affect the Company directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry, a decrease in the level of the Company's business activity as a result of a downturn in markets or by one or more adverse regulatory actions against the Company.

Any decline in available funding could adversely impact the Company's ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as repaying borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity, business, financial condition and results of operations.

Other Risks Related to the Company's Business

New lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new financial products or services within existing lines of business. Substantial risks and uncertainties are associated with developing and marketing new lines of business or new products or services, particularly in instances where markets are not fully developed, and we may be required to invest significant time and management and capital resources in connection with such new lines of business or new products or services. External factors, such as regulatory reception, compliance with regulations and guidance, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business or new product or service may be expensive to implement and could also have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could reduce our revenues and potentially generate losses.

The Company may be adversely impacted by the transition from LIBOR as a reference rate.

In 2017, the United Kingdom's Financial Conduct Authority announced that after 2021 it would no longer compel banks to submit the rates required to calculate the LIBOR. The overnight and 1-, 3-, 6- and 12-month USD LIBOR settings will cease to be published or cease to be representative after June 30, 2023. All other LIBOR settings ceased to be published or to be representative as of December 31, 2021. In the U.S., the Alternative Reference Rates Committee of the FRB and the FRBNY identified the SOFR as an alternative U.S. dollar reference interest rate.

The Company has a significant number of loans, borrowings and other financial instruments with attributes that are either directly or indirectly dependent on LIBOR. The transition from LIBOR could create considerable costs and additional risk. Since proposed alternative rates are calculated differently, payments under contracts referencing new rates may differ from those referencing LIBOR. The transition may change the Company's market risk profiles, requiring changes to risk and pricing models, valuation tools, product design and hedging strategies. Additionally, banking regulators have stated that the failure to adequately prepare for LIBOR's discontinuance could undermine financial stability and an institution's safety and soundness and create litigation, operational and consumer protection risks. Furthermore, failure to adequately manage this transition process with customers could adversely impact the Company's reputation or could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is exposed to the risks of natural disasters and global market disruptions.

The Company handles a substantial volume of customer and other financial transactions every day. Its financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online and mobile banking, automated teller machines, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond its control, including major infrastructure outages, natural disasters or events arising from local or larger scale political or social matters, including terrorist acts, pandemics, and cyber-attacks. Operational risk exposures could adversely impact the Company's results of operations, liquidity and financial condition, and cause reputational harm.

Additionally, global markets may be adversely affected by natural disasters, the emergence of widespread health emergencies or pandemics, cyber-attacks or campaigns, military conflict, terrorism or other geopolitical events. Global market disruptions may affect the Company's business liquidity. Also, any sudden or prolonged market downturn in the United States or abroad, as a result of the above factors or otherwise could result in a decline in revenue and adversely affect the Company's results of operations and financial condition, including capital and liquidity levels.

Risks Related to the Company's Global Payments Business

Regulatory scrutiny of BaaS solutions and related technology considerations has recently increased.

We provide global payments infrastructure access to our fintech partners, which includes serving as an issuing bank for third-party managed prepaid and debit card programs nationwide and providing other financial services infrastructure, including cash settlement and custodian deposit services. Recently, federal bank regulators have increasingly focused on the risks related to bank and fintech company partnerships, raising concerns regarding risk management, oversight, internal controls, information security, change management, and information technology operational resilience. This focus is demonstrated by recent regulatory enforcement actions against other banks that have allegedly not adequately addressed these concerns while growing their BaaS offerings. Additionally, there are ongoing investigations by federal and state governmental entities concerning a prepaid debit card product program that was offered by the Company through an independent program manager. We could be subject to additional regulatory scrutiny with respect to that portion of our business that could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company. See "Risk Factors — The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it."

The Company faces intense competition in the global payments industry.

The global payments industry is highly competitive, continuously changing, highly innovative, and increasingly subject to regulatory scrutiny and oversight. Many areas in which the Company competes evolve rapidly with innovative and disruptive technologies, shifting user preferences and needs, price sensitivity of merchants and consumers, and frequent introductions of new products and services. Competition also may intensify as new competitors emerge, businesses enter into business combinations and partnerships, and established companies in other segments expand to become competitive with various aspects of our business.

The Company competes with a wide range of businesses, some of which are larger operationally and/or financially, have larger customer bases, greater brand recognition, longer operating histories, a dominant or more secure position, broader geographic scope, volume, scale, resources, and market share than the Company, or offer products and services that the Company does not offer, which may provide them significant competitive advantages. Some competitors may also be subject to less burdensome regulatory requirements or may be smaller or younger companies that may be more agile and effective in responding quickly to user needs, technological innovations, and legal and regulatory changes. These competitors may devote greater resources to the development, promotion, and sale of products and services, and/or offer lower prices or more effectively offer their own innovative programs, products, and services. If the Company is not able to differentiate its products and services from those of its competitors, drive value for customers, or effectively and efficiently align its resources with its goals and objectives, the Company may not be able to compete effectively in the market.

We derive a percentage of our deposits from deposit accounts generated through our BaaS relationships.

Deposit accounts acquired through these relationships totaled $1.2 billion, or 23.5% of total deposits, at December 31, 2022. We provide oversight over these relationships, which must meet all internal and regulatory requirements. We may exit relationships where such requirements are not met or be required by our regulators to exit such relationships. Also, our partner(s) could terminate a relationship with us for many reasons, including being able to obtain better terms from another provider or dissatisfaction with the level or quality of our services. If a relationship were to be terminated, it could materially reduce our deposits and impact our liquidity. If we cannot replace such deposits, we may be required to seek alternative and potentially higher rate funding sources as compared to the existing relationship resulting in an increase in interest expense. We may also find it necessary to sell securities or other assets to meet funding needs, which could result in realized losses.

Changes in card network fees could impact operations.

Card networks periodically increase the fees (known as interchange fees) that are charged to acquirers and that the Company charges to its merchants. It is possible that competitive pressures will result in the Company absorbing a portion of such increases in the future, which would increase its costs, reduce profit margin and adversely affect its business and financial condition. In addition, the card networks require certain capital requirements. An increase in the required capital level would further limit the use of capital for other purposes.

The Company's business could suffer if there is a decline in the use of prepaid cards as a payment mechanism or if there are adverse developments with respect to the prepaid financial services industry in general.

As the prepaid financial services industry evolves, consumers may find prepaid financial services to be less attractive than traditional or other financial services. If consumers do not continue or increase their usage of prepaid cards, including making changes in the way prepaid cards are loaded, the Company's operating revenues and prepaid card deposits may remain at current levels or decline. Any projected growth for the industry may not occur or may occur more slowly than estimated. If consumer acceptance of prepaid financial services does not continue to develop or develops more slowly than expected or if there is a shift in the mix of payment forms away from the Company's products and services, it could have a material adverse effect on the Company's financial position and results of operations.

The potential for fraud in the card payment industry is significant.

Issuers of prepaid and debit cards and other companies have suffered significant losses in recent years with respect to the theft of cardholder data that has been illegally exploited for personal gain. The theft of such information is regularly reported and affects individuals and businesses. Losses from various types of fraud have been substantial for certain card industry participants. The Bank in many cases has indemnification agreements with third parties; however, such indemnifications may not fully cover losses. In addition, there are ongoing investigations by federal and state governmental entities concerning a prepaid debit card product program that was offered by the Company through an independent program manager. See "Risk Factors — The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it."

A portion of the Company's business provided banking services to digital currency businesses and their customers, and changes in the digital currency industry or the digital currency businesses we provided services to may have adversely affected our growth and profitability or damaged our reputation.

The Company provided cash management solutions to digital currency businesses and their customers. The Company recently announced that it will fully exit its digital currency business due to recent developments in the crypto-asset industry, material changes in the regulatory environment regarding banks' involvement in crypto-asset related businesses, and a strategic assessment of the business case for the Company's further involvement at this time. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Events."* As a portion of our business provided banking services to digital currency businesses and their customers, changes in the regulatory environment, individually or in the aggregate, could have had a material adverse effect on our profitability, financial condition and growth of our business, or damage our reputation. Regulatory and legal requirements applicable to the prepaid and debit card industry are unique and frequently changing.

Achieving and maintaining compliance with frequently changing legal and regulatory requirements requires a significant investment in qualified personnel, hardware, software and other technology platforms, external legal counsel and consultants and other infrastructure components. These investments may not ensure compliance or otherwise mitigate risks involved in this business. Our failure to satisfy regulatory mandates applicable to prepaid financial products could result in actions against us by our regulators, legal proceedings being instituted against us by consumers, or other losses, each of which could reduce our earnings or result in losses, make it more difficult to conduct our operations, or prohibit us from conducting specific operations. Other risks related to prepaid cards include competition for prepaid, debit and other payment mediums, possible changes in the rules of networks, such as Visa and MasterCard and others, in which the Bank operates and state regulations related to prepaid cards including escheatment.

Risks Related to Competitive Matters

The Company operates in a highly competitive industry and faces significant competition from other financial institutions and financial services providers, the result of which may decrease growth or profits.

The Company's market area contains not only a large number of community and regional banks, but also a significant presence of the country's largest commercial banks and a growing presence of fintech financial services companies. The Company competes with other state and national financial institutions, savings and loan associations, savings banks, credit unions and other companies offering financial services. Some of these competitors have a longer history of successful operations nationally and in the New York market area, greater ties to businesses, more expansive banking relationships, more established depositor bases, fewer regulatory constraints, better technology, and lower cost structures than the Company does. Competitors with greater resources may possess an advantage through their ability to maintain numerous banking locations in more convenient sites, conduct more extensive promotional and advertising campaigns, or operate a more developed technology platform. Due to their size, many competitors may offer a broader range of products and services, as well as better pricing for certain products and services than the Company can offer. Further, increased competition among financial services companies due to the continued consolidation of financial institutions may adversely affect the Company's ability to market its products and services.

In addition, the Company's legally mandated lending limits are lower than those of certain of its competitors that have greater capital. Lower lending limits may discourage borrowers with lending needs that exceed these limits from doing business with the Company. The Company may try to serve such borrowers by selling loan participations to other financial institutions; however, this strategy may not succeed.

Risks Related to Business Strategy

The Company may not be able to grow and if it does, it may have difficulty managing that growth.

The Company's ability to grow depends, in part, upon its ability to expand its market share, successfully attract deposits, and identify loan and investment opportunities as well as opportunities to generate fee-based income. The Company may not be successful in increasing the volume of loans and deposits at acceptable levels and upon terms it finds acceptable. The Company may also not be successful in expanding its operations organically or through strategic acquisitions while managing the costs and implementation risks associated with this growth strategy.

The Company expects to grow the number of employees and customers and the scope of its operations, but it may not be able to sustain its historical rate of growth or continue to grow its business at all. Its success will depend upon the ability of its officers and key employees to continue to implement and improve operational and other systems, to manage multiple, concurrent customer relationships, and to hire, train and manage employees. In the event that the Company is unable to perform all these tasks and meet these challenges effectively, its growth prospects and earnings could be adversely impacted.

Risks Related to Accounting Matters

Changes in accounting standards could materially impact the Company's financial statements.

From time to time, the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of the Company's financial statements. In addition, the bodies that interpret the accounting standards (such as banking regulators, outside auditors or management) may change their interpretations or positions on how these standards should be applied. These changes may be beyond the Company's control, can be hard to predict, and can materially impact how it records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in it needing to revise or restate prior period financial statements. For more information on changes in accounting standards, see "*NOTE 3 – SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*" to the Company's consolidated financial statements in this Form 10-K.

The FASB issued an accounting standard update that will result in a significant change in how the Company recognizes credit losses, which may have a material impact on its financial condition or results of operations.

In June 2016, the FASB issued an accounting standard update, "Financial Instruments – Credit Losses (ASC 326), Measurement of Credit Losses on Financial Instruments," which replaces the current "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the CECL model. The Company adopted this guidance effective January 1, 2023. For a discussion of the impact please see "*NOTE 3 – SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*" to the Company's consolidated financial statements in this Form 10-K. Under the CECL model, the Company is required to present certain financial assets carried at amortized cost, such as loans held for investment and HTM debt securities, at the net amount expected to be collected. The measurement of expected credit losses is based on information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This measurement will take place at the time the financial asset is first entered into and periodically thereafter. This differs significantly from the "incurred loss" model required under current GAAP, which delays recognition until it is probable a loss has been incurred. Accordingly, the Company expects that utilization of the CECL model will materially affect how it determines the ACL and the CECL model may create more volatility in the level of the ACL. If the Company is required to materially increase its level of the ACL for any reason, such increase could adversely affect its business, financial condition and results of operations.

Risk Related to Laws and Regulation and Their Enforcement

The Company and the Bank's business, financial condition, results of operations and future prospects could be adversely affected by the highly regulated environment and the laws and regulations that govern it.

The Company and the Bank are subject to extensive examination, supervision and comprehensive regulation by various federal and state agencies that govern almost all aspects of their operations. These laws and regulations are not intended to protect the Company's stockholders. Rather, these laws and regulations are intended to protect customers, depositors, the DIF and the overall financial stability of the U.S economy. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which the Company or the Bank can engage, limit the dividend or distributions that the Bank can pay to the Company, restrict the ability of institutions to guarantee the Company's debt, and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in capital than GAAP would require.

Additionally, there are ongoing investigations by federal and state governmental entities concerning a prepaid debit card product program that was offered by the Company through an independent program manager. These include investigations as to which the Company is a subject by the FRB and certain state authorities, including the NYSDFS. During the early stages of the COVID-19 pandemic, third parties used this prepaid debit card product to establish unauthorized accounts and to receive unauthorized government benefits payments, including unemployment insurance benefits payments made pursuant to the CARES Act from many states. The Company ceased accepting new accounts from this program manager in July of 2020 and has exited its relationship with this program manager. The Company is cooperating in these investigations and continues to review this matter. The foregoing could result in enforcement or other actions against the Company and the Bank including civil money penalties and remedial measures.

The Company is in discussions with the FRB and the NYSDFS with respect to consensual resolutions of their investigations. Although the Company is unable at this time to determine the final terms on which the FRB and NYSDFS investigations will be resolved or the timing of such resolutions, the Company accrued a charge of $35.0 million during the fourth quarter of 2022 to establish a reserve for what the Company believes is a reasonable estimate of the probable loss associated with the FRB and NYSDFS settlements. If final settlements with the FRB and the NYSDFS are not reached and the FRB and the NYSDFS do bring public enforcement actions, such actions and their resolution, as well as any other matter arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations.

Compliance with these laws and regulations is difficult and costly, and changes to these laws and regulations often impose additional compliance costs. Failure to comply with these laws and regulations could subject the Company and/or the Bank to restrictions on their business activities, fines and other penalties, the commencement of informal or formal enforcement actions against them, and other negative consequences, including reputational damage, any of which could adversely affect their business, financial condition, results of operations, capital base and the price of its securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive.

The Dodd-Frank Act, among other things, imposed higher capital requirements on bank holding companies and changed the rules regarding FDIC insurance premiums. Compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

Legislative and regulatory actions may increase the Company's costs and impact its business, governance structure, financial condition or results of operations.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted could: expose the Company to additional costs, including increased compliance costs; impact the profitability of the Company's business activities; limit the fees we may charge; increase the ability of non-banks to offer competing financial services and products; change deposit insurance assessments; require more oversight; or change certain of its business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest rate spreads. These changes may also require the Company to invest significant management attention and resources to make any necessary changes to operations and could have an adverse effect on its business, financial condition and results of operations.

Federal income tax treatment of corporations and other federal and state tax provisions may be clarified and/or modified by legislative, administrative or judicial changes or interpretations at any time. Any such changes could adversely affect the Company, either directly, or indirectly as a result of effects on the Company's customers.

Monetary policies and regulations of the FRB could adversely affect the business, financial condition and results of operations of the Company.

In addition to being affected by general economic conditions, the Company's earnings and growth are affected by the policies of the FRB. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used by the FRB to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to combat inflation and influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon the Company's business, financial condition and results of operations cannot be predicted.

Non-compliance with the USA PATRIOT Act, BSA, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and the BSA require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Financial Crimes Enforcement Network, a bureau of the U.S. Department of the Treasury. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. While we have developed policies and procedures designed to assist in compliance with these laws and regulations, these policies and procedures may not be effective in preventing violations of these laws and regulations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Company's headquarters are located at 99 Park Avenue, New York, New York. The Company has six banking centers – four are in Manhattan, New York, one is in Brooklyn, New York and one is in Long Island, New York. The Company believes that current facilities at its branches are adequate to meet its present and foreseeable needs.

We lease a property in Florida that is utilized as a loan production office and a property in New Jersey that is utilized as an administrative office. We also lease a property in Kentucky that is utilized as office space for our Global Payments Group. All the leases on these properties expire at various dates through 2035.

As of December 31, 2022, each of the Company's offices and banking centers are leased, except for 1302-13th Avenue Brooklyn, which is to be used in the future as its Brooklyn banking center.

Item 3. Legal Proceedings

The Company is subject to certain pending and threatened legal actions that arise out of the normal course of business. Given the nature, scope and complexity of the extensive legal and regulatory landscape applicable to the business (including laws and regulations governing consumer protection, fair lending, fair labor, privacy, information security and anti-money laundering and anti-terrorism laws), the Company, like all banking organizations, is subject to heightened legal and regulatory compliance and litigation risk.

The Company is in discussions with the FRB and the NYSDFS with respect to consensual resolutions of their investigations. Although the Company is unable at this time to determine the final terms on which the FRB and NYSDFS investigations will be resolved or the timing of such resolutions, the Company accrued a charge of $35.0 million during the fourth quarter of 2022 to establish a reserve for what the Company believes is a reasonable estimate of the probable loss associated with the FRB and NYSDFS settlements. If final settlements with the FRB and the NYSDFS are not reached and the FRB and the NYSDFS do bring public enforcement actions, such actions and their resolution, as well as any other matter arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares of common stock are traded on the New York Stock Exchange under the symbol "MCB". The approximate number of holders of record of the Company's common stock as of February 23, 2023 was 75. The Company's common stock began trading on the New York Stock Exchange on November 8, 2017. The Company has not declared any dividends to date.

The Company has not historically declared or paid cash dividends on its common stock. Any future determination to pay dividends on the Company's common stock will be made by its Board of Directors and will depend on a number of factors, including:

- historical and projected financial condition, liquidity and results of operations;

- the Company's capital levels and requirements;

- statutory and regulatory prohibitions and other limitations;

- any contractual restriction on the Company's ability to pay cash dividends, including pursuant to the terms of any of its credit agreements or other borrowing arrangements;

- business strategy;

- tax considerations;

- alternative use of funds, such as for any potential acquisitions;

- general economic conditions; and

- other factors deemed relevant by the Board of Directors.

There were no sales of unregistered securities or repurchases of shares of common stock during the year ended December 31, 2022.

Performance Graph

The following graph compares, for the period from December 31, 2017 through December 31, 2022, the cumulative shareholder return (change in the stock price plus reinvested dividends) for the common stock of the Company with the cumulative return for the (i) Standard and Poor's 500 ("S&P 500") Index and (ii) KBW Bank Index. The performance reflected below assumes that $100 was invested in our common stock and each of the indices at their closing prices on December 31, 2017. The performance of our common stock reflected below is not necessarily indicative of our future performance.



	Cumulative Returns as of December 31,					
	2017	2018	2019	2020	2021	2022
Metropolitan Commercial Bank ("MCB")	$100	$73	$115	$86	$253	$139
S&P 500 Index	$100	$96	$126	$149	$191	$157
KBW Regional Bank Index ("KRX")	$100	$83	$102	$93	$128	$119

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The Company is a bank holding company headquartered in New York, New York and registered under the BHC Act. Through its wholly owned bank subsidiary, Metropolitan Commercial Bank (the "Bank"), a New York state chartered bank, the Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals in the New York metropolitan area. In addition, the Global Payments Group is an established leader in BaaS to a myriad of domestic and international fintech companies. For an analysis of 2021 results compared with 2020 results, see Part II, Item 7., "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" in the annual report on Form 10-K for the year ended December 31, 2021 filed with the SEC.

The Company's primary lending products are CRE, including multi-family loans, and C&I loans. Substantially all loans are secured by specific items of collateral including business and consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of commercial enterprises. The Company's primary deposit products are checking, savings, and term deposit accounts, all of which are insured by the FDIC under the maximum amounts allowed by law. In addition to traditional commercial banking products, the Company offers corporate cash management and retail banking services and is an established leader in BaaS through its Global Payments Group ("global payments business"). The Global Payments Group provides global payments infrastructure to its fintech partners, which includes serving as an issuing bank for third-party debit card programs nationwide and providing other financial infrastructure, including cash settlement and custodian deposit services. The Company has developed various deposit gathering strategies, which generate the funding necessary to operate without a large branch network. These activities, together with six strategically located banking centers, generate a stable source of deposits and a diverse loan portfolio with attractive risk-adjusted yields.

The Company is focused on organically growing and expanding its position in the New York metropolitan area and growing its business outside of New York through growth of its New York-based customers and their businesses as they expand in other states. Through an experienced team of commercial relationship managers and its integrated, client-centric approach, the Company has grown market share by deepening existing client relationships and continually expanding its client base through referrals and the ability to offer alternatives to traditional retail banking products. The Company has converted many of its commercial lending clients into full retail relationship banking clients. Given the size of the market in which the Company operates and its differentiated approach to client service, there is significant opportunity to grow its loan and deposits. By combining the high-tech service and relationship-based focus of a community bank with an extensive suite of financial products and services, the Company is well-positioned to continue to capitalize on the significant growth opportunities available in the New York metropolitan area.

Recent Events

In January 2023, the Company announced that it will fully exit the digital currency business, commonly referred to as the crypto-asset related business. This decision followed a careful review by the Board of Directors and management and reflected recent developments in the crypto-asset industry, material changes in the regulatory environment regarding banks' involvement in digital currency business, and a strategic assessment of the business case for the Company's further involvement at this time. The Company expects minimal financial impact from the exit of this business. The Company has four active institutional crypto-asset related clients where the Company's activities are limited to providing debit card, payment, and account services. The Company has no loans outstanding to any of these clients, does not hold crypto-assets on its balance sheet and does not market or sell crypto-assets to its customers. The process of closing out the Company's relationships with these clients in an orderly fashion has commenced and is expected to be completed during 2023. This determination will not affect customers' existing ability to send funds to, or receive funds from, crypto-asset companies they choose to do business with, or the Company's service to customers that do not have crypto-asset related activity as a principal line of business.

There are ongoing investigations by federal and state governmental entities concerning a prepaid debit card product program that was offered by the Company through an independent program manager. These include investigations as to which the Company is a subject by the FRB and certain state authorities, including the NYSDFS. During the early stages of the COVID-19 pandemic, third parties used this prepaid debit card product to establish unauthorized accounts and to receive unauthorized government benefits payments, including unemployment insurance benefits payments made pursuant to the CARES Act from many states. The Company ceased accepting new accounts from this program manager in July of 2020 and has exited its relationship with this program manager. The Company is cooperating in these investigations and continues to review this matter. The foregoing could result in enforcement or other actions against the Company and the Bank including civil money penalties and remedial measures.

The Company is in discussions with the FRB and the NYSDFS with respect to consensual resolutions of their investigations. Although the Company is unable at this time to determine the final terms on which the FRB and NYSDFS investigations will be resolved or the timing of such resolutions, the Company accrued a charge of $35.0 million during the fourth quarter of 2022 to establish a reserve for what the Company believes is a reasonable estimate of the probable loss and expenses associated with the FRB and NYSDFS settlements. If final settlements with the FRB and the NYSDFS are not reached and the FRB and the NYSDFS bring public enforcement actions, such actions and their resolution, as well as any other matter arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations.

In the third quarter of 2022, the Company terminated its interest rate cap and monetized the gain on the derivative. In 2020, the Company had entered into an interest rate cap derivative contract as a part of its asset liability management strategy to help manage its interest rate risk position. The interest rate cap was designated as a cash flow hedge of certain deposit liabilities. The unrecognized value of $12.7 million at termination will be released from Accumulated other comprehensive income and recorded as a credit to Licensing fees expense through March 2025.

On March 15, 2022, the Company redeemed the entire $25.0 million principal balance, plus accrued interest, of its outstanding subordinated notes. The subordinated notes were scheduled to mature on March 15, 2027 and had an interest rate of 6.25% per annum.

Critical Accounting Policies

A summary of accounting policies is provided in Note 2 to the consolidated financial statements included in this report. Critical accounting estimates are necessary in the application of certain accounting policies and procedures and are particularly susceptible to significant change. Critical accounting policies are defined as those involving significant judgments and assumptions by management that could have a material impact on the carrying value of certain assets or on income under different assumptions or conditions. Management believes the Company's most critical accounting policy, which involves the most complex or subjective decisions or assessments, is as follows:

Allowance for Loan Losses

The ALLL has been determined in accordance with GAAP. The Company is responsible for the timely and periodic determination of the amount of the ALLL. Management believes that the ALLL is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in the Company's portfolio for which certain losses are probable but not specifically identifiable.

Although management evaluates available information to determine the adequacy of the ALLL, the level of allowance is an estimate which is subject to significant judgment and short-term change. Because of uncertainties associated with local and national economic, operating, regulatory and other conditions, the impact of the COVID-19 pandemic, collateral values and future cash flows from the loan portfolio, it is possible that a material change could occur in the ALLL in the near term. The evaluation of the adequacy of loan collateral is often based upon estimates and appraisals. Because of changing economic conditions, the valuations determined from such estimates and appraisals may also change. Accordingly, the Company may ultimately incur losses that vary from management's current estimates. Adjustments to the ALLL will be reported in the period in which such adjustments become known and can be reasonably estimated. All loan losses are charged to the ALLL when the loss actually occurs or when the collectability of the principal is unlikely. Recoveries are credited to the allowance at the time of recovery. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. As a result of such examinations, the Company may need to recognize additions to the ALLL based on the regulators' judgments about information available to them at the time of such examination.

For further discussion of the ALLL, see *"Business – Asset Quality – Allowance for Loan Losses."*

The Company adopted ASU No. 2016 13, Financial Instruments – Credit Losses (ASC 326) effective January 1, 2023, which requires the measurement of all expected credit losses for financial assets held at the reporting date be based on historical experience, current conditions, and reasonable and supportable forecasts. See *"Risk Factors – Risks Related to Accounting Matters – The FASB issued an accounting standard update that will result in a significant change in how the Company recognizes credit losses, which may have a material impact on its financial condition or results of operations."*

Recently Issued Accounting Standards

For a discussion of the impact of recently issued accounting standards, please see "*NOTE 3 − SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*" to the Company's consolidated financial statements in this Form 10-K.

Selected Financial Information

The following table includes selected financial information for the Company for the periods indicated:

	At or for the year ended December 31,		
	2022	**2021**	**2020**
Performance Ratios			
Return on average assets	0.90 %	1.06 %	1.02 %
Return on average equity	10.27	14.65	12.31
Net interest spread [(1)]	2.82	2.41	2.83
Net interest margin [(2)]	3.49	2.77	3.26
Average interest-earning assets to average interest-bearing liabilities	238.26	224.81	189.28
Non-interest expense/average assets	2.25	1.53	1.93
Efficiency ratio	58.16	48.32	52.51
Average equity to average total assets	8.74	7.22	8.30
Earnings per Share			
Basic earnings per common share	$ 5.42	$ 6.64	$ 4.76
Diluted earnings per common share	5.29	6.45	4.66

(1)   Determined by subtracting the weighted average cost of total interest-bearing liabilities from the weighted average yield on total interest-earning assets.
(2)   Determined by dividing net interest income by total average interest-earning assets.

Discussion of Financial Condition

The Company had total assets of $6.3 billion at December 31, 2022, a decrease of 11.9% from December 31, 2021.

Total cash and cash equivalents were $257.4 million at December 31, 2022, a decrease of $2.1 billion, or 89.1%, from December 31, 2021. The decrease reflected the $1.1 billion deployment of cash into loans and securities and the $1.2 billion outflow of deposits.

Investments

Total securities were $958.2 million at December 31, 2022, an increase of 0.8% from December 31, 2021. The change reflects the $207.4 million purchase of AFS and HTM securities, which was partially offset by the $121.4 million paydown of AFS and HTM securities and the $76.9 million increase in unrealized losses on AFS securities reflecting the prevailing interest rate environment.

The following table sets forth the stated maturities and weighted average yields of investment securities, excluding equity securities, at December 31, 2022. The table does not include the effect of prepayments or scheduled principal amortization. The weighted average yield for each group of securities was weighted by the amortized cost of the securities in the group. Tax-exempt securities, if any, were presented on a tax-equivalent basis, using a federal tax rate of 21%.

(dollars in thousands)	Due Within 1 Year Amortized Cost	Yield	Due After 1 Through 5 Years Amortized Cost	Yield	Due After 5 Through 10 Years Amortized Cost	Yield	Due After 10 Years Amortized Cost	Yield	Total Amortized Cost	Fair Value	Yield
Available-for-sale											
U.S. Government agency securities	$ —	— %	$ 52,996	0.63 %	$ 10,000	1.10 %	$ 5,000	1.68 %	$ 67,996	$ 59,372	0.78 %
U.S. State and Municipal securities	—	—	—	—	—	—	11,649	1.87	11,649	9,212	1.87
Residential MBS	—	—	1,740	1.84	8,270	1.72	403,988	1.49	413,998	338,548	1.49
Commercial MBS	—	—	—	1.43	17,773	3.50	19,296	2.93	37,069	34,850	3.20
Asset-backed securities	—	—	—	—	—	—	3,953	5.34	3,953	3,765	5.34
Total	$ —	— %	$ 54,736	0.67 %	$ 36,043	2.42 %	$ 443,886	1.60 %	$ 534,665	$ 445,747	1.56 %
Held-to-maturity											
U.S. Treasury securities	$ —	— %	$ 29,852	1.03 %	$ —	— %	$ —	— %	$ 29,852	$ 27,629	1.03 %
U.S. State and Municipal securities	—	—	—	—	—	—	15,814	2.19	15,814	13,205	2.19
Residential MBS	—	—	—	—	1,394	1.90	455,254	1.93	456,648	389,621	1.93
Commercial MBS	—	—	—	—	8,111	1.39	—	—	8,111	6,835	1.39
Total	$ —	— %	$ 29,852	1.03 %	$ 9,505	1.46 %	$ 471,068	1.94 %	$ 510,425	$ 437,290	1.88 %

There were $25.0 million and $0.0 securities pledged to the FRBNY discount window at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, the Company's securities portfolio primarily consisted of investment grade mortgage-backed securities and collateralized mortgage obligations issued by government agencies.

Other-Than-Temporary Impairment

Each reporting period, the Company evaluates its AFS and HTM securities with a decline in fair value below the amortized cost of the investment to determine whether or not the impairment is deemed to be other-than-temporary. OTTI is required to be recognized if: (1) the Company intends to sell the security; (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. For impaired securities that the Company intends to sell, or more likely than not will be required to sell, the full amount of the impairment is recognized as OTTI, resulting in a realized loss that is charged to earnings through a reduction in non-interest income. For all other impaired debt securities, credit-related OTTI is recognized through earnings and non-credit related OTTI is recognized in other comprehensive income/loss, net of applicable taxes.

The unrealized losses of securities at December 31, 2022 and 2021 were primarily due to the changes in market interest rates subsequent to purchase. The Company does not consider these securities to be other-than-temporarily impaired since the decline in market value was attributable to changes in interest rates and not credit quality. In addition, the Company does not intend to sell and does not believe that it is more likely than not that it will be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no impairment loss was recognized during the years ended December 31, 2022 or 2021.

Loans

Loans are the Company's primary interest-earning asset.

Loan Portfolio

Total loans, net of deferred fees and unamortized costs, were $4.8 billion at December 31, 2022, an increase of 29.7% from December 31, 2021. The increase primarily included increases of $895.1 million in CRE loans (including owner occupied) and $262.1 million in C&I loans. For the year ended December 31, 2022, the Company's loan production was $1.8 billion, as compared to $1.2 billion for the year ended December 31, 2021. As of December 31, 2022, total loans consisted primarily of CRE, including multi-family mortgage loans, and C&I. At December 31, 2022, the Company's loan portfolio includes loans to the following industries (dollars in thousands):

	At December 31, 2022	
	Balance	% of Total Loans[1]
CRE [2]		
Skilled Nursing Facilities	$ 1,216,902	25.14 %
Multi-family	468,540	9.68
Retail	330,164	6.82
Mixed use	356,880	7.37
Office	387,591	8.01
Hospitality	189,609	3.92
Construction	143,693	2.97
Other	764,678	15.80
Total CRE	$ 3,858,057	79.71 %
C&I [3]		
Healthcare	$ 100,170	2.07 %
Skilled Nursing Facilities	119,206	2.46
Finance & Insurance	229,262	4.74
Wholesale	48,868	1.01
Manufacturing	53,260	1.10
Other	354,215	7.32
Total C&I	$ 904,981	18.70 %

(1) Net of deferred fees and costs
(2) CRE, not including one-to four-family loans and participations
(3) Excluding premiums and overdraft adjustments

The largest concentration in the loan portfolio is to the healthcare industry, which amounted to $1.4 billion, or 29.7% of total loans, at December 31, 2022, including $1.3 billion in loans to skilled nursing facilities ("SNF").

The following table sets forth certain information at December 31, 2022 regarding the amount of contractual loan maturities during the periods indicated. The table does not include any estimate of prepayments that significantly shorten the average loan life and may cause actual repayment experience to differ from that shown below (in thousands).

	Commercial Real Estate	Construction	Multi-family	One-to Four-Family	Commercial and Industrial	Consumer Loans	Total
Due within 1 year	$ 811,733	$ 89,820	$ 72,144	$ —	$ 199,597	$ 416	$ 1,173,710
After 1 year through 5 years	2,093,162	53,873	296,125	1,841	620,760	2,521	3,068,282
After 5 years though 15 years . . .	349,613	—	100,271	48,728	88,259	21,746	608,617
After 15 years.	—	—	—	2,638	—	248	2,886
Total	$ 3,254,508	$ 143,693	$ 468,540	$ 53,207	$ 908,616	$ 24,931	$ 4,853,495

The following table sets forth the dollar amount of loans at December 31, 2022 that are due after one year and have either fixed interest rates or floating interest rates (dollars in thousands):

	At December 31, 2022		
	Fixed Rate Loans	Floating Rate Loans	Total
Real Estate			
Commercial	$ 1,790,159	$ 652,616	$ 2,442,775
Construction	20,090	33,783	53,873
Multi-family	343,417	52,979	396,396
One-to four-family	49,916	3,291	53,207
Commercial and industrial	439,624	269,395	709,019
Consumer	8,082	16,433	24,515
Total	$ 2,651,288	$ 1,028,497	$ 3,679,785

Asset Quality

Non-performing loans decreased to $24,000 at December 31, 2022 from $10.3 million at December 31, 2021, primarily due to the payoff of one CRE loan, which was adversely affected by COVID-19. The table below sets forth key asset quality ratios:

	At or for the year ended December 31,		
	2022	2021	2020
Asset Quality Ratios			
Non-performing loans to total loans	— %	0.28 %	0.20 %
Allowance for loan losses to total loans	0.93	0.93	1.13
Non-performing loans to total assets.	—	0.14	0.15
Allowance for loan losses to non-performing loans.	N.M	337.6	554.2
Allowance for loan losses to non-accrual loans	N.M	346.6	630.0
Non-accrual loans to total loans.	—	0.27	0.18
Ratio of net charge-offs (recoveries) to average loans outstanding in aggregate	—	0.13	0.01

Allowance for Loan Losses

The allowance is an amount that management believes will be adequate to absorb probable incurred losses on existing loans. The allowance is established based on management's evaluation of the probable incurred losses inherent in the Company's portfolio in accordance with GAAP. In June 2016, the FASB issued an accounting standard update, "Financial Instruments – Credit Losses (ASC 326), Measurement of Credit Losses on Financial Instruments," which replaces the current "incurred loss" model for recognizing credit losses with an "expected loss" model referred to as the CECL model. The Company adopted this guidance effective January 1, 2023. See *"NOTE 3 – SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS*" to the Company's consolidated financial statements in this Form 10-K.

The ALLL is increased through a provision for loan losses charged to operations. Loans are charged against the ALLL when management believes that the collectability of all or a portion of the principal is unlikely. Management's evaluation of the adequacy of the ALLL is performed on a quarterly basis and takes into consideration such factors as general economic conditions, the credit risk grade assigned to the loan, historical loan loss experience and review of specific impaired loans.

The ALLL was $44.9 million at December 31, 2022, as compared to $34.7 million at December 31, 2021. The ratio of ALLL to total loans was 0.93% at December 31, 2022 and 2021. The increase in the ALLL was primarily due to loan growth.

The following table sets forth the ALLL allocated by loan category for the periods indicated (dollars in thousands):

| | At December 31, | | | | | |
| | 2022 | | | 2021 | | |
	Allowance Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Allowance Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real Estate						
Commercial	$ 29,496	65.8 %	67.0 %	22,216	64.0 %	66.5 %
Construction	1,983	4.4	3.0	2,105	6.1	4.1
Multi-family	2,823	6.3	9.7	2,156	6.2	9.5
One-to four-family	105	0.2	1.1	140	0.4	1.5
Commercial and industrial	10,274	22.9	18.7	7,708	22.2	17.5
Consumer	195	0.4	0.5	404	1.1	0.9
Total	$ 44,876	100.0 %	100.0 %	$ 34,729	100.0 %	100.0 %

Goodwill

The Company performed an impairment assessment and determined that no impairment of goodwill existed as of October 1, 2022. The Company changed its annual goodwill impairment testing date from December 31 to October 1 to better align with the timing of its annual planning process. See "*NOTE 2 – BASIS OF PRESENTATION – Goodwill"* to the Company's consolidated financial statements in this Form 10-K.

Other Assets

Other assets were $148.3 million at December 31, 2022, an increase of $91.4 million from December 31, 2021. The increase was due primarily to the adoption of ASU 2016-02 Leases (ASC 842), and the recognition of deferred tax assets related to the unrealized losses on AFS securities. See "*NOTE 3 – SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS"* to the Company's consolidated financial statements in this Form 10-K regarding the adoption of ASC 842.

Deposits

Total deposits were $5.3 billion at December 31, 2022, a decrease of $1.2 billion, or 18.0%, from December 31, 2021. The decrease in deposits was primarily due to a decrease of $1.0 billion in digital currency business deposits and $789.7 million in bankruptcy trustee and property manager deposits, partially offset by an aggregate net increase of $658.3 million in all other deposit verticals. The decrease in digital currency business deposits reflects the Company's decision to fully exit the crypto-asset related vertical in light of recent developments in the crypto-asset industry and material changes in the regulatory environment regarding banks' involvement in crypto-asset related businesses. Non-interest-bearing demand deposits were 45.9% of total deposits at December 31, 2022, compared to 57.0% at December 31, 2021.

The tables below summarize the Company's deposit composition by segment for the periods indicated, and the dollar and percent change from December 31, 2021 to December 31, 2022 (dollars in thousands):

| | At December 31, | | | | |
	2022	Percentage of total balance		2021	Percentage of total balance
Non-interest-bearing demand deposits	$ 2,422,151	45.9 %	$	3,668,673	57.0 %
Money market	2,792,554	52.9		2,666,983	41.5
Savings accounts	11,144	0.2		20,930	0.3
Time deposits	52,063	1.0		78,986	1.2
Total	$ 5,277,912	100.0 %	$	6,435,572	100.0 %

	2022 vs. 2021 dollar Change	2022 vs. 2021 percentage Change
Non-interest-bearing demand deposits	$ (1,246,522)	(34.0)%
Money market	125,571	4.7
Savings accounts	(9,786)	(46.8)
Time deposits	(26,923)	(34.1)
Total	$ (1,157,660)	(18.0)%

The table below summarizes the Company's average balances and average interest rate paid, by segment, for the periods indicated (dollars in thousands):

| | At December 31, | | | |
	2022	Average Rate	2021	Average Rate
Non-interest-bearing demand deposits	$ 3,223,606	— %	$ 2,708,547	— %
Money market	2,634,055	1.08	2,375,525	0.56
Savings accounts	18,446	0.21	19,091	0.23
Time deposits	59,645	0.99	83,313	1.02
Total	$ 5,935,752		$ 5,186,476	

At December 31, 2022, the aggregate amount of uninsured deposits (deposits in amounts greater than $250,000, which is the maximum amount for federal deposit insurance) was $2.2 billion. In addition, as of December 31, 2022, the aggregate amount of the Company's uninsured time deposits was $30.8 million. The following are scheduled maturities of time deposits greater than $250,000 as of December 31, 2022 (in thousands):

	At December 31, 2022
Three months or less	$ 4,452
Over three months through six months	10,004
Over six months through one year	9,048
Over one year	7,255
Total	$ 30,759

Borrowings

Federal Funds Purchased and FHLB Advances

To support a more efficient balance sheet, particularly related to the decrease in deposits related to the exit of the digital currency business, the Company may at times utilize FHLB advances or other funding sources. At December 31, 2022, the Company had $150.0 million of Federal funds purchased and $100.0 million of FHLBNY advances. At December 31, 2021, the Company had no Federal funds purchased and no FHLBNY advances. At December 31, 2022, the Company had available borrowing capacity of $984.4 million at the FHLBNY, and available borrowing capacity of $137.6 million at the FRBNY discount window.

Trust Preferred Securities Payable

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust ("Trust I"). The Company owns all of the common stock of Trust I in exchange for contributed capital of $310,000. Trust I issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and bear interest at a floating rate of three-month LIBOR plus 1.85%. The Debentures are callable at any time. At December 31, 2022, the Debentures bore an interest rate of 5.93%.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust ("Trust II"). The Company owns all of the common stock of Trust II in exchange for contributed capital of $310,000. Trust II issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II, the sole assets of Trust II, mature on October 7, 2036, and bear interest at a floating rate of three-month LIBOR plus 2.00%. The Debentures II are callable at any time. At December 31, 2022, the Debentures II bore an interest rate of 6.08%.

The terms of the trust preferred securities will be impacted by the transition from LIBOR to an alternative U.S. dollar reference interest rate, potentially the SOFR, in 2023. The overnight and 1-, 3-, 6- and 12-month USD LIBOR settings will cease to be published or cease to be representative after June 30, 2023. All other LIBOR settings ceased to be published or to be representative as of December 31, 2021. Management is currently evaluating the impact of the transition on the trust preferred securities payable.

Subordinated Notes Payable

On March 15, 2022, the Company redeemed the entire $25.0 million principal balance, plus accrued interest, of its outstanding subordinated notes. The subordinated notes were scheduled to mature on March 15, 2027 and had an interest rate of 6.25% per annum.

Secured Borrowings

The Company has loan participation agreements with counterparties. The Company is generally the servicer for these loans. If the transfer of the participation interest does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $7.7 million in secured borrowings as of December 31, 2022 and $32.5 million as of December 31, 2021.

Accumulated Other Comprehensive Income

Accumulated other comprehensive loss, net of tax, was $54.3 million, at December 31, 2022 an increase of $46.8 million from December 31, 2021. The increase was due to the prevailing interest rate environment, which increased the unrealized losses on AFS securities, partially offset by the increases in unrealized gains on cash flow hedges prior to their termination in the third quarter of 2022.

In 2020, the Company entered into an interest rate cap derivative contract as a part of its asset liability management strategy to help manage its interest rate risk position. The interest rate cap was designated as a cash flow hedge of certain deposit liabilities. In the third quarter of 2022, the Company terminated the interest rate cap and monetized the gain on the derivative. The unrecognized value of $12.7 million at termination will be released from Accumulated other comprehensive income and recorded as a credit to Licensing fees expense through March 2025.

Discussion of the Results of Operations for the year ended December 31, 2022

Net Income

Net income was $59.4 million for 2022 as compared to $60.6 million for 2021. The $1.2 million decrease primarily reflects a $35.0 million regulatory settlement reserve, a $11.4 million increase in compensation and benefits, a $7.7 million increase in professional fees, a $6.3 million increase in the provision for loan losses, and $8.5 million increase income tax expense, partially offset by a $72.2 million increase in net interest income.

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest earned on assets and interest incurred on liabilities. The following table presents an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Yields and costs were derived by dividing income or expense by the average balance of interest-earning assets and interest-bearing liabilities, respectively, for the periods shown. Average balances were derived from daily balances over the periods indicated. Interest income included fees that management considers to be adjustments to yields. Yields on tax-exempt obligations were not computed on a tax-equivalent basis. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred loan origination fees and costs, and purchase discounts and premiums that are amortized or accreted to interest income.

	Year Ended								
	December 31, 2022			December 31, 2021			December 31, 2020		
(dollars in thousands)	Average Outstanding Balance	Interest	Yield / Rate	Average Outstanding Balance	Interest	Yield / Rate	Average Outstanding Balance	Interest	Yield / Rate
Assets:									
Interest-earning assets:									
Loans [(1)]	$ 4,361,412	$ 231,851	5.32 %	$ 3,448,468	$ 164,528	4.77 %	$ 2,888,180	$ 136,497	4.73 %
Available-for-sale securities	538,425	6,921	1.29	489,922	5,066	1.03	192,472	3,108	1.59
Held-to-maturity securities	495,812	8,682	1.75	50,110	746	1.49	3,282	59	1.77
Equity investments - non-trading	2,339	32	1.37	2,312	26	1.13	2,279	41	1.77
Overnight deposits	1,156,468	12,314	1.05	1,669,754	2,310	0.14	732,130	2,546	0.35
Other interest-earning assets	16,700	939	5.62	11,897	608	5.11	16,467	846	5.14
Total interest-earning assets	6,571,156	260,739	3.97	5,672,463	173,284	3.05	3,834,810	143,097	3.73
Non-interest-earning assets	90,495			89,002			59,584		
Allowance for loan and lease losses	(40,020)			(37,235)			(31,381)		
Total assets	$ 6,621,631			$ 5,724,230			$ 3,863,013		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities:									
Money market and savings accounts	$ 2,652,502	28,694	1.08	$ 2,394,616	13,392	0.56	$ 1,798,109	12,420	0.69
Certificates of deposit	59,645	590	0.99	83,313	849	1.02	98,483	1,824	1.85
Total interest-bearing deposits	2,712,147	29,284	1.08	2,477,929	14,241	0.57	1,896,592	14,244	0.75
Borrowed funds	45,878	2,297	5.00	45,303	2,042	4.51	129,460	3,932	2.99
Total interest-bearing liabilities	2,758,025	31,581	1.15	2,523,232	16,283	0.65	2,026,052	18,176	0.90
Non-interest-bearing liabilities:									
Non-interest-bearing deposits	3,223,606			2,708,547			1,443,094		
Other non-interest-bearing liabilities	61,213			79,239			73,250		
Total liabilities	6,042,844			5,311,018			3,542,396		
Stockholders' equity	578,787			413,212			320,617		
Total liabilities and equity	$ 6,621,631			$ 5,724,230			$ 3,863,013		
Net interest income		$ 229,158			$ 157,001			$ 124,921	
Net interest rate spread [(2)]			2.82 %			2.41 %			2.83 %
Net interest margin [(3)]			3.49 %			2.77 %			3.26 %
Total cost of deposits [(4)]			0.49 %			0.27 %			0.43 %
Total cost of funds [(5)]			0.53 %			0.31 %			0.52 %

(1) Amount includes deferred loan fees and non-performing loans.
(2) Determined by subtracting the annualized average cost of total interest-bearing liabilities from the annualized average yield on total interest earning assets.
(3) Determined by dividing net interest income by total average interest-earning assets.
(4) Determined by dividing interest expense on deposits by total average interest-bearing and non-interest bearing deposits.
(5) Determined by dividing interest expense by the sum of total average interest-bearing liabilities and total average non-interest-bearing deposits.

The following table presents the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume (in thousands).

	At December 31,					
	2022 over 2021			2021 over 2020		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest-earning assets:						
Loans	$ 47,033	$ 20,290	$ 67,323	$ 26,720	$ 1,311	$ 28,031
Available-for-sale securities	537	1,318	1,855	3,338	(1,380)	1,958
Held-to-maturity securities	7,781	155	7,936	697	(10)	687
Equity investments	—	6	6	1	(16)	(15)
Overnight deposits	(911)	10,915	10,004	1,925	(2,161)	(236)
Other interest-earning assets	265	66	331	(234)	(4)	(238)
Total interest-earning assets	$ 54,705	$ 32,750	$ 87,455	$ 32,447	$ (2,260)	$ 30,187
Interest-bearing liabilities:						
Money market and savings accounts ..	$ 1,581	$ 13,721	$ 15,302	$ 3,622	$ (2,650)	$ 972
Certificates of deposit	(235)	(24)	(259)	(249)	(726)	(975)
Total deposits	1,346	13,697	15,043	3,373	(3,376)	(3)
Borrowed funds....................	27	228	255	(3,269)	1,379	(1,890)
Total interest-bearing liabilities	1,373	13,925	15,298	104	(1,997)	(1,893)
Change in net interest income	$ 53,332	$ 18,825	$ 72,157	$ 32,343	$ (263)	$ 32,080

Net interest margin increased 72 basis points to 3.49% for 2022 from 2.77% for 2021 driven largely by the increase in the average balance of loans and the increase in loan and overnight deposit yields partially offset by the decrease in the average balance of overnight deposits and a higher cost of funds.

Total cost of funds for 2022 was 53 basis points compared to 31 basis points for 2021, which reflects the increase in prevailing interest rates and competition for deposits.

Interest Income

Interest income increased $87.5 million to $260.7 million for 2022, as compared to $173.3 million for 2021. The increase from the prior year was primarily due to the $1.4 billion increase in the average balance of loans and securities, and the 55 basis point and 91 basis point increases in average yield for loans and overnight deposits, respectively. The increase in average yields on loans and overnight deposits reflects the increase in prevailing interest rates on existing floating rate loans and overnight deposits, as well as higher yields on new loan production.

Interest Expense

Interest expense increased $15.3 million to $31.6 million for 2022, as compared to $16.3 million for 2021. The increase from the prior year was primarily due to the 52 basis point increases in average yield for money market and savings accounts, which reflects the increase in prevailing interest rates and competition for deposits.

Provision for Loan Losses

The provision for loan losses increased $6.3 million to $10.1 million for 2022, as compared to $3.8 million for 2021, which reflected loan growth.

Non-Interest Income

Non-interest income increased by $2.9 million to $26.6 million for 2022, as compared to $23.7 million for 2021. The increase was driven primarily by increases in Global Payments Group revenue from higher fintech BaaS transactions.

Non-Interest Expense

Non-interest expense increased $61.4 million to $148.7 million for 2022 as compared to $87.3 million for 2021. The increase was driven by the $35.0 million regulatory settlement reserve and increases in compensation and benefits and professional fees. There are ongoing investigations by federal and state governmental entities concerning a prepaid debit card product program that was offered by the Company through an independent program manager. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Events.*

Compensation and benefits increased $11.4 million to $57.3 million for 2022 as compared to $45.9 million for 2021. This increase was due primarily to an increase in total compensation in line with revenue growth and the increase in the number of full-time employees to 239 for 2022, as compared to 202 for 2021.

Professional fees increased $7.7 million to $14.4 million for 2022 as compared to $6.8 million for 2021, primarily due to an increase in legal fees related to regulatory matters.

Income Tax Expense

The effective tax rate for 2022 was 38.7% compared to 32.4% for 2021. The effective tax rate increased due to the $35.0 million regulatory settlement reserve, partially offset by other discrete tax items. The other discrete items related to the change in the geographical mix regarding state apportionment and a higher favorable deduction for the vesting of restricted stock awards in 2022 compared to the prior year.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Exposure to credit loss is represented by the contractual amount of the instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

The following is a table of off-balance sheet arrangements broken out by fixed and variable rate commitments for the periods indicated therein (in thousands):

	At December 31,					
	2022		2021		2020	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused commitments	$ 40,685	$ 364,908	$ 39,676	$ 346,115	$ 19,024	$ 266,696
Standby and commercial letters of credit ...	53,947	—	49,988	—	34,264	—
	$ 94,632	$ 364,908	$ 89,664	$ 346,115	$ 53,288	$ 266,696

The following is a maturity schedule for the Company's off-balance sheet arrangements at December 31, 2022 (in thousands):

	Total	2023	2024 - 2025	2026 - 2027	Thereafter
Unused commitments	$ 405,593	$ 175,490	$ 199,664	$ 28,939	$ 1,500
Standby and commercial letters of credit	53,947	15,316	33,631	5,000	—
	$ 459,540	$ 190,806	$ 233,295	$ 33,939	$ 1,500

Liquidity and Capital Resources

Liquidity is the ability to economically meet current and future financial obligations. The Company's primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of securities and borrowings. While maturities and scheduled amortization of loans and securities and borrowings are predictable sources of funds, deposit flows, mortgage prepayments and security sales are greatly influenced by the general level of interest rates and changes thereto, economic conditions and competition.

The Company regularly reviews the need to adjust investments in liquid assets based upon its assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of its asset/liability program. Excess liquidity is generally invested in interest earning deposits and short- and intermediate-term securities.

The Company's most liquid assets are cash and cash equivalents. The levels of these assets are dependent on the Company's operating, financing, lending, and investing activities during any given period. At December 31, 2022 and 2021, cash and cash equivalents totaled $257.4 million and $2.4 billion, respectively. Securities classified as AFS, which provide additional sources of liquidity, totaled $445.7 million at December 31, 2022 and $566.6 million at December 31, 2021. There were $25.0 million and $0.0 securities pledged to the FRBNY discount window at December 31, 2022 and 2021, respectively.

At December 31, 2022, the Company had $150.0 million of Federal funds purchased and $100.0 million of FHLBNY advances. At December 31, 2022, the Company had available borrowing capacity of $984.4 million at the FHLBNY, and available borrowing capacity of $137.6 million at the FRBNY discount window.

The Company has no material commitments or demands that are likely to affect its liquidity other than as set forth below. In the event loan demand were to increase faster than expected, or any other unforeseen demand or commitment were to occur, the Company could access its borrowing capacity with the FHLB or obtain additional funds through alternative funding sources, including the brokered deposit market.

Time deposits due within one year as of December 31, 2022 totaled $37.6 million, or 0.7% of total deposits. Total time deposits were $52.1 million, or 1.0% of total deposits, at December 31, 2022.

The Company's primary investing activities are the origination, and to a lesser extent, purchase of loans and securities. The Company originated $1.8 billion and $1.2 billion of loans during the years ended December 31, 2022 and 2021, respectively. During the year ended December 31, 2022, the Company purchased $33.8 million and $173.6 million of AFS and HTM securities, respectively. During the year ended December 31, 2021, the Company purchased $484.8 million and $383.6 million of AFS and HTM securities, respectively.

Financing activities consist primarily of activity in deposit accounts. Total deposits decreased by $1.2 billion for the year ended December 31, 2022 and increased $2.6 billion during the year ended December 31, 2021. The Company generates deposits from businesses and individuals through client referrals and other relationships and through its retail presence. The Company has established deposit concentration thresholds to avoid the possibility of dependence on any single depositor base for funds.

The Company has loan participation agreements with counterparties. The Company is generally the servicer for these loans. If the transfer of the participation interest does not qualify for sale treatment under GAAP, the amount of the loan transferred is recorded as a secured borrowing. There were $7.7 million in secured borrowings as of December 31, 2022 and $32.5 million as of December 31, 2021.

Regulation

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. At December 31, 2022 and December 31, 2021, the Company and the Bank met all applicable regulatory capital requirements to be considered "well capitalized" under regulatory guidelines. The Company and the Bank manage their capital to comply with their internal planning targets and regulatory capital standards administered by federal banking agencies. The Company and the Bank review capital levels on a monthly basis. Below is a table of the Company and Bank's capital ratios for the periods indicated:

	At December 31, 2022	At December 31, 2021	Minimum Ratio to be "Well Capitalized"	Minimum Ratio Required for Capital Adequacy Purposes	Minimum Capital Conservation Buffer[1]
The Company					
Tier 1 leverage ratio	10.2 %	8.5 %	N/A	4.0 %	— %
Common equity tier 1	12.1 %	14.1 %	N/A	4.5 %	2.5 %
Tier 1 risk-based capital ratio . . .	12.5 %	14.6 %	N/A	6.0 %	2.5 %
Total risk-based capital ratio	13.4 %	16.1 %	N/A	8.0 %	2.5 %
The Bank					
Tier 1 leverage ratio	10.0 %	8.4 %	5.00 %	4.0 %	— %
Common equity tier 1	12.3 %	14.4 %	6.50 %	4.5 %	2.5 %
Tier 1 risk-based capital ratio . . .	12.3 %	14.4 %	8.00 %	6.0 %	2.5 %
Total risk-based capital ratio	13.1 %	15.2 %	10.00 %	8.0 %	2.5 %

(1) As of December 31, 2022, the capital conservation buffer for the Company and the Bank was 5.4% and 5.1%, respectively, which exceeded the minimum requirement of 2.5% required to be held by banking institutions.

As a result of the Economic Growth Act, banking regulatory agencies adopted a revised definition of "well capitalized" for eligible financial institutions and holding companies with assets of less than $10 billion (a "Qualifying Community Bank"). The rule establishes a CBLR equal to the tangible equity capital divided by the average total consolidated assets. Regulators have established the CBLR to be set at 8.5% through calendar year 2021 and 9% thereafter. The CARES Act, signed into law in response to the COVID-19 pandemic, temporarily reduced the CBLR to 8%. The Company did not elect to be governed by the CBLR framework and plans to continue to measure capital adequacy using the ratios in the table above. At December 31, 2022, the Company's capital exceeded all applicable requirements.

At both December 31, 2022 and December 31, 2021, total CRE loans were 366.0% and 343.4% of the Bank's risk-based capital, respectively.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

General

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Board of Directors has oversight of the Company's asset and liability management function, which is managed by the Company's ALCO. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews liquidity, capital, deposit mix, loan mix and investment positions.

Interest Rate Risk

As a financial institution, the Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most assets and liabilities, and the fair value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

The Company manages its exposure to interest rates primarily by structuring its balance sheet in the ordinary course of business. The Company generally originates fixed and floating rate loans with maturities of less than five years. The interest rate risk on these loans is offset by the cost of deposits, where many of such deposits generally pay interest based on a floating rate index. Based upon the nature of operations, the Company is not subject to FX or commodity price risk and does not own any trading assets. In the first quarter of 2020, the Company entered into an interest rate cap derivative contract as part of its interest rate risk management strategy. In the third quarter of 2022, the Company terminated the interest rate cap. For further discussion of the interest rate cap, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Discussion of Financial Condition – Accumulated Other Comprehensive Income."

Net Interest Income At-Risk

The Company analyzes its sensitivity to changes in interest rates through a net interest income simulation model, which estimates what net interest income would be for a one-year period based on current interest rates, and then calculates what the net interest income would be for the same period under different interest rate assumptions. For modeling purposes, the Company reclassifies licensing fees on corporate cash management accounts from non-interest expense to interest expense since the fees are indexed to certain market interest rates.

The following table shows the estimated impact on net interest income for the one-year period beginning December 31, 2022 resulting from potential changes in interest rates, expressed in basis points. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on net interest income.

Although the net interest income table below provides an indication of the Company's interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on net interest income and will differ from actual results. The following table indicates the sensitivity of projected annualized net interest income to the interest rate movements described above (dollars in thousands):

	At December 31, 2022		
Change in Interest Rates (basis points)	Net Interest Income Year 1 Forecast	Year 1 Change from Level	
+400	$ 214,811	(7.39)%	
+300	218,743	(5.70)	
+200	222,668	(4.01)	
+100	227,657	(1.86)	
—	231,961	—	
-100	235,250	1.42	
-200	237,337	2.32	
-300	237,128	2.23	
-400	240,389	3.63	

The table above indicates that at December 31, 2022, in the event of an instantaneous and sustained parallel upward shift of 200 basis points in interest rates, the Company would experience an 4.01% decrease in net interest income. In the event of an instantaneous and sustained parallel downward shift of 100 basis point in interest rates, it would experience a 1.42% increase in net interest income.

Economic Value of Equity Analysis

The Company analyzes the sensitivity of its financial condition to changes in interest rates through an EVE model. This analysis measures the difference between predicted changes in the fair value of assets and predicted changes in the fair value of liabilities assuming various changes in current interest rates. The table below represents an analysis of IRR as measured by the estimated changes in EVE, resulting from instantaneous and sustained parallel shifts in the yield curve (+/- 100, +/- 200, +/- 300 and +/- 400 basis points) at December 31, 2022 (dollars in thousands):

Change in Interest Rates (basis points) [1]	Estimated EVE [2]	Estimated Increase (Decrease) in EVE		EVE as a Percentage of Fair Value of Assets [3]	
		Dollars	Percent	EVE Ratio [4]	Increase (Decrease) (basis points)
+400	$ 546,271	$ (202,948)	(27.09)%	9.62	(253.25)
+300	597,219	(152,000)	(20.29)	10.31	(184.21)
+200	648,475	(100,744)	(13.45)	10.97	(118.30)
+100	704,426	(44,793)	(5.98)	11.66	(49.16)
—	749,219	—	—	12.16	—
-100	780,626	31,407	4.19	12.43	27.12
-200	794,931	45,712	6.10	12.44	28.12
-300	789,773	40,554	5.41	12.14	(1.20)
-400	750,021	802	0.11	11.37	(78.79)

(1) Assumes an immediate uniform change in interest rates at all maturities.
(2) EVE is the fair value of expected cash flows from assets, less the fair value of the expected cash flows arising from liabilities adjusted for the value of off-balance sheet contracts.
(3) Fair value of assets represents the amount at which an asset could be exchanged between knowledgeable and willing parties in an arms-length transaction.
(4) EVE Ratio represents EVE divided by the fair value of assets.

The table above indicates that at December 31, 2022, in the event of an immediate upward shift of 200 basis in interest rates, the Company would experience a 13.45% decrease in its EVE. In the event of an immediate downward shift of 100 basis points in interest rates, the Company would experience a 4.19% increase in its EVE.

The preceding simulation analyses do not represent a forecast of actual results and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, which are subject to change, including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, as market conditions vary, prepayment/refinancing levels, the varying impact of interest rate changes on caps and floors embedded in adjustable-rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables will likely deviate from those assumed.

Effect of Inflation and Changing Prices

The consolidated financial statements and related financial data included in this report have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 8. Financial Statements and Supplementary Data

For the Company's consolidated financial statements, see index on page 65.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure

a) Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2022. Based on that evaluation, the Company's management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

b) Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's system of internal control over financial reporting is designed under the supervision of management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with GAAP.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures are made only in accordance with the authorization of management and the Board of Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections on any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

As of December 31, 2022, management assessed the effectiveness of the Company's internal control over financial reporting based upon the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon its assessment, management believes that the Company's internal control over financial reporting as of December 31, 2022 was effective using these criteria.

The Company's internal control over financial reporting as of December 31, 2022 has been audited by Crowe LLP, the independent registered public accounting firm that has also audited the Company's consolidated financial statements as of and for the year ended December 31, 2022. See "*Item 8. Financial Statements and Supplementary Data.*"

c) Changes in Internal Control Over Financial Reporting

There were no changes made in the Company's internal control over financial reporting during the fourth quarter of the year ended December 31, 2022 that had materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding the Company's directors, executive officers and corporate governance is incorporated by reference to the Company's definitive Proxy Statement for its 2023 Annual Meeting of Shareholders (the "Proxy Statement") which will be filed with the SEC within 120 days of December 31, 2022. Specifically, the Company incorporates herein the information regarding its directors and executive officers included in the Proxy Statement under the headings "Proposal 1 — Election of Directors," "— Executive Officers Who Are Not Directors" and "— Delinquent Section 16(a) Reports."

Information regarding the Company's corporate governance is incorporated herein by reference to the information in the Proxy Statement under the heading "Proposal 1 — Election of Directors — Committees of the Board of Directors — Audit Committee." The Company has adopted a written Code of Ethics that applies to all directors, officers, including its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller, or persons performing similar functions, and employees. The Code of Ethics is published on the Company's website, www.mcbankny.com. The Company will provide to any person, without charge, upon request, a copy of such Code of Ethics. Such request should be made in writing to: Metropolitan Bank Holding Corp. 99 Park Ave., 12th Floor, New York, New York, 10016, attention: Investor Relations.

Item 11. Executive Compensation

Information regarding executive and director compensation and the Compensation Committee of the Company's Board of Directors is incorporated herein by reference to the information in the Proxy Statement under the heading "Compensation Matters," "Compensation Discussion and Analysis," "Compensation Committee Report," "CEO Pay Ratio" and "Pay Versus Performance."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management are included under the heading "Stock Ownership" in the Proxy Statement and are incorporated herein by reference.

Equity Compensation Plan Information

At December 31, 2022, the Company had the following equity awards outstanding:

Plan Category	Number of Securities To be Issued Upon Exercise of Outstanding Options and Restricted Stock Units	Weighted-Average Exercise Price of Outstanding Options and Restricted Stock Units	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Number of Securities To be Issued Upon Exercise of Outstanding Options and Restricted Stock Units)
Equity Compensation Plans Approved By Security Holders	439,762	47.36	358,572
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	439,762	47.36	358,572

Item 13. Certain Relationships and Related Transactions, and Director Independence

The "Transactions with Related Persons" and "Proposal 1 – Election of Directors – Board Independence" sections of the Company's 2023 Proxy Statement are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The "Proposal 2 — Ratification of Appointment of Independent Registered Public Accounting Firm" section of the Company's 2023 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

Financial Statements

See index to Consolidated Financial Statements on page 65.

Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or not required or the required information is shown in the Consolidated Financial Statements or Notes thereto under "*Part II — Item 8. Financial Statements and Supplementary Data*."

Exhibits Required by Item 601 of SEC Regulation S-K

3.1   Certificate of Incorporation of Metropolitan Bank Holding Corp, as amended (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805)).

3.2   Certificate of Amendment to the Certificate of Incorporation of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 12, 2021 (File No. 333-254197)).

3.3   Amended and Restated Bylaws of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2021 (File No. 001-38282)).

4.1   Form of Common Stock Certificate of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S 1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805)).

4.2   Description of Securities of Metropolitan Bank Holding Corp. (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2020 (File No. 001-38282)).

10.1   Amended and Restated Employment Agreement by and among Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Mark R. DeFazio (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333-220805)).

10.2   Metropolitan Bank Holding Corp. 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333-220805)).

10.3   First Amendment to 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.4   Second Amendment to 2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).

10.5   Metropolitan Commercial Bank Amended and Restated Executive Annual Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2017 (File No. 001-38282)).

10.6   Form of Performance Restricted Share Unit Award Agreement − 2009 Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2018 (File No. 001-38282)).

10.7	Amendment One to Restricted Share Agreements – 2009 Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2018 (File No. 001-38282)).
10.8	Form of Restricted Share Agreement – 2009 Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).
10.9	Form of Stock Option Agreement – 2009 Plan (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018 (File No. 001-38282)).
10.10	Employment Agreement by and between Metropolitan Commercial Bank and Scott Lublin (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018 (File No. 001-38282)).
10.11	Metropolitan Bank Holding Corp. 2019 Equity (incentive Plan Incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 17, 2019 (File No. 001-38282)).
10.12	Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Nick Rosenberg (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2019 (File No. 001-38282)).
10.13	Form of Restricted Stock Unit Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).
10.14	Form of Performance-Based Restricted Stock Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).
10.15	Form of Time-Based Restricted Stock Award Agreement – 2019 Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).
10.16	Form of Incentive Stock Option Agreement – 2019 Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).
10.17	Form of Non-Qualified Stock Option Agreement – 2019 Plan (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on August 26. 2019 (File No. 333-233465)).
10.18	Metropolitan Bank Holding Corp. 2022 Equity Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 20, 2022 (File No. 001-38282)).
10.19	Form of Director Award Agreement
10.20	Form of Executive Award Agreement with Time-Based Vesting
10.21	Form of Executive Award Agreement with Performance-Based Vesting
10.22	Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Gregory Sigrist (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2020 (File No. 001-38282)).
10.23	Change in Control Agreement between Metropolitan Bank Holding Corp., Metropolitan Commercial Bank and Laura Capra
21.1	Subsidiaries of Registrant Incorporated by reference to Exhibit 21 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 4, 2017 (File No. 333 220805).
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Inline Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Statements of Financial Condition as of December 31, 2022 and 2021 (ii) the Consolidated Statements of Operation for the years ended December 31, 2022, 2021, and 2020, (iii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020 (iv) the Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021, and 2020, (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020, and (vi) the notes to the Consolidated Financial Statements
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, has been formatted in Inline XBRL

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metropolitan Bank Holding Corp.

Date: February 28, 2023

By: /s/ Mark R. DeFazio
　　　Mark R. DeFazio
　　　President and Chief Executive Officer
　　　(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Mark R. DeFazio Mark R. DeFazio	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2023
/s/ Gregory A. Sigrist Gregory A. Sigrist	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2023
/s/ William Reinhardt William Reinhardt	Chairman of the Board	February 28, 2023
/s/ Dale C. Fredston Dale C. Fredston	Director	February 28, 2023
/s/ David J. Gold David J. Gold	Director	February 28, 2023
/s/ Harvey M. Gutman Harvey M. Gutman	Director	February 28, 2023
/s/ Terence J. Mitchell Terence J. Mitchell	Director	February 28, 2023
/s/ Robert C. Patent Robert C. Patent	Director	February 28, 2023
/s/ Maria F. Ramirez Maria F. Ramirez	Director	February 28, 2023
/s/ Anthony J. Fabiano Anthony J. Fabiano	Director	February 28, 2023
/s/ George J. Wolf, Jr. George J. Wolf, Jr.	Director	February 28, 2023
/s/ Chaya Pamula Chaya Pamula	Director	February 28, 2023
/s/ Katrina Robinson Katrina Robinson	Director	February 28, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of
Metropolitan Bank Holding Corp. and Subsidiaries
New York, New York

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Metropolitan Bank Holding Corp. and Subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – Qualitative and Economic Factors

As described in Note 2 to the consolidated financial statements, management estimates the allowance for loan losses for non-impaired loans using historical loss experience adjusted for qualitative and economic factors based on the risks present for each portfolio segment. These qualitative and economic factors include economic and business conditions, the nature and volume of the portfolio, lending terms and volumes and the severity of past due loans.

We consider auditing management's application of the qualitative and economic factors in the allowance for loan losses to be a critical audit matter due to the extent of audit effort and degree of auditor subjectivity and judgment required to evaluate the qualitative and economic factors given the volume and nature of factors and the significant management judgment required.

To address this matter, we tested the operating effectiveness of the Company's controls related to the qualitative and economic factors, including the following:

- Management's review of the mathematical accuracy of the allowance for loan losses including the completeness and accuracy of the internal data and the relevance and reliability of external data used as the basis for qualitative and economic factors;

- Management's monitoring of the completeness, accuracy and severity of past due loans;

- Management's evaluation and approval of the judgments related to the qualitative and economic factors and the resulting allocation for each portfolio segment to the allowance for loan losses; and

- Management's evaluation and approval of the overall allowance for loan losses.

Our substantive procedures related to the qualitative and economic factors included the following:

- Testing the mathematical accuracy of the allowance for loan losses, including the completeness and accuracy of the internal data and the relevance and reliability of external data used as the basis for the qualitative and economic factors;

- Testing the completeness, accuracy, and severity of past due loans;

- Evaluating the reasonableness of management's application of qualitative and economic factors and the resulting allocation for each portfolio segment to the allowance for loan losses; and

- Testing the reasonableness of the overall allowance for loan losses.

/s/ Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
February 28, 2023

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(in thousands, except share data)

	December 31, 2022	December 31, 2021
Assets		
Cash and due from banks	$ 26,780	$ 28,864
Overnight deposits	230,638	2,330,486
Total cash and cash equivalents	257,418	2,359,350
Investment securities available for sale, at fair value	445,747	566,624
Investment securities held to maturity (estimated fair value of $437.3 million and $380.1 million at December 31, 2022 and 2021, respectively)	510,425	382,099
Equity investment securities, at fair value	2,048	2,273
Total securities	958,220	950,996
Other investments	22,110	11,998
Loans, net of deferred fees and costs	4,840,523	3,731,929
Allowance for loan losses	(44,876)	(34,729)
Net loans	4,795,647	3,697,200
Receivable from global payments business, net	85,605	39,864
Other assets	148,337	56,950
Total assets	$ 6,267,337	$ 7,116,358
Liabilities and Stockholders' Equity		
Deposits		
Noninterest-bearing demand deposits	$ 2,422,151	$ 3,668,673
Interest-bearing deposits	2,855,761	2,766,899
Total deposits	5,277,912	6,435,572
Federal funds purchased	150,000	—
Federal Home Loan Bank of New York advances	100,000	—
Trust preferred securities	20,620	20,620
Subordinated debt, net of issuance cost	—	24,712
Secured borrowings	7,725	32,461
Prepaid third-party debit cardholder balances	10,579	8,847
Other liabilities	124,604	37,157
Total liabilities	5,691,440	6,559,369
Common stock, $0.01 par value, 25,000,000 shares authorized, 10,949,965 and 10,920,569 shares issued and outstanding at December 31, 2022 and 2021, respectively	109	109
Additional paid in capital	389,276	382,999
Retained earnings	240,810	181,385
Accumulated other comprehensive income (loss), net of tax	(54,298)	(7,504)
Total stockholders' equity	575,897	556,989
Total liabilities and stockholders' equity	$ 6,267,337	$ 7,116,358

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2022, 2021 and 2020
(in thousands, except per share data)

	2022	2021	2020
Interest and dividend income			
Loans, including fees	$ 231,851	$ 164,528	$ 136,497
Securities			
Taxable	15,432	5,649	3,208
Tax-exempt	203	189	—
Money market funds	—	—	34
Overnight deposits	12,314	2,310	2,546
Other interest and dividends	939	608	812
Total interest income	260,739	173,284	143,097
Interest expense			
Deposits	29,284	14,241	14,244
Borrowed funds	893	—	1,742
Trust preferred securities	799	424	572
Subordinated debt	605	1,618	1,618
Total interest expense	31,581	16,283	18,176
Net interest income	229,158	157,001	124,921
Provision for loan losses	10,116	3,816	9,488
Net interest income after provision for loan losses	219,042	153,185	115,433
Non-interest income			
Service charges on deposit accounts	5,747	4,755	3,728
Global Payments Group revenue	19,341	16,445	8,464
Other income	1,505	2,497	4,811
Total non-interest income	26,593	23,697	17,003
Non-interest expense			
Compensation and benefits	57,290	45,908	39,797
Bank premises and equipment	8,855	8,055	8,340
Professional fees	14,423	6,750	4,122
Technology costs	4,713	5,201	3,387
Licensing fees	10,477	8,606	9,653
FDIC assessments	4,625	3,852	2,041
Regulatory settlement reserve	35,000	—	—
Other expenses	13,354	8,940	7,178
Total non-interest expense	148,737	87,312	74,518
Net income before income tax expense	96,898	89,570	57,918
Income tax expense	37,473	29,015	18,452
Net income	$ 59,425	$ 60,555	$ 39,466
Earnings per common share			
Basic earnings	$ 5.42	$ 6.64	$ 4.76
Diluted earnings	$ 5.29	$ 6.45	$ 4.66

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2022, 2021 and 2020
(in thousands)

	2022	2021	2020
Net Income	$ 59,425	$ 60,555	$ 39,466
Other comprehensive income:			
Securities available for sale:			
Unrealized gain (loss) arising during the period	(76,934)	(14,722)	4,877
Reclassification adjustment for gains included in net income	—	(609)	(3,286)
Tax effect	23,353	4,795	(514)
Net of tax	(53,581)	(10,536)	1,077
Cash flow hedges:			
Unrealized gain (loss) arising during the period	11,704	2,957	(1,925)
Reclassification adjustment for gains included in net income	(1,949)	—	—
Tax effect	(2,968)	(898)	614
Net of tax	6,787	2,059	(1,311)
Total other comprehensive income (loss)	(46,794)	(8,477)	(234)
Comprehensive Income (Loss)	$ 12,631	$ 52,078	$ 39,232

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2022, 2021 and 2020

(in thousands, except share data)

	Preferred Stock, Class B		Common Stock		Additional Paid-in Capital	Retained Earnings	AOCI (Loss), Net	Total
	Shares	Amount	Shares	Amount				
Balance at January 1, 2022	—	$ —	10,920,569	$ 109	$ 382,999	$ 181,385	$ (7,504)	$ 556,989
Net issuance of common stock under stock compensation plans	—	—	48,479	—	—	—	—	—
Employee and non-employee stock-based compensation	—	—	—	—	7,836	—	—	7,836
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	—	—	(19,083)	—	(1,559)	—	—	(1,559)
Net income	—	—	—	—	—	59,425	—	59,425
Other comprehensive income (loss)	—	—	—	—	—	—	(46,794)	(46,794)
Balance at December 31, 2022	—	$ —	10,949,965	$ 109	$ 389,276	$ 240,810	$ (54,298)	$ 575,897
Balance at January 1, 2021	272,636	$ 3	8,295,272	$ 82	$ 218,899	$ 120,830	$ 973	$ 340,787
Issuance of common stock	—	—	2,300,000	23	162,664	—	—	162,687
Preferred Stock converted to Common Stock	(272,636)	(3)	272,636	3	—	—	—	1
Net issuance of common stock under stock compensation plans	—	—	101,291	1	—	—	—	—
Employee and non-employee stock-based compensation	—	—	—	—	4,821	—	—	4,821
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	—	—	(48,630)	—	(3,385)	—	—	(3,385)
Net income	—	—	—	—	—	60,555	—	60,555
Other comprehensive income (loss)	—	—	—	—	—	—	(8,477)	(8,477)
Balance at December 31, 2021	—	$ —	10,920,569	$ 109	$ 382,999	$ 181,385	$ (7,504)	$ 556,989
Balance at January 1, 2020	272,636	$ 3	8,312,918	$ 82	$ 216,468	$ 81,364	$ 1,207	$ 299,124
Net issuance of common stock under stock compensation plans	—	—	(3,298)	—	—	—	—	—
Employee and non-employee stock-based compensation	—	—	—	—	3,312	—	—	3,312
Redemption of common stock for exercise of stock options and tax withholdings for restricted stock vesting	—	—	(14,348)	—	(881)	—	—	(881)
Net income	—	—	—	—	—	39,466	—	39,466
Other comprehensive income (loss)	—	—	—	—	—	—	(234)	(234)
Balance at December 31, 2020	272,636	$ 3	8,295,272	$ 82	$ 218,899	$ 120,830	$ 973	$ 340,787

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022, 2021 and 2020
(in thousands)

	2022	2021	2020
Cash flows from operating activities			
Net income	$ 59,425	$ 60,555	$ 39,466
Adjustments to reconcile net income to net cash:			
Net depreciation amortization and accretion	4,338	5,063	4,603
Provision for loan losses	10,116	3,816	9,488
Stock-based compensation	7,836	4,821	3,312
Net change in deferred loan fees	5,374	2,332	296
Deferred income tax (benefit) expense	(4,000)	(120)	290
(Gain) loss on sale of securities	—	(609)	(3,286)
(Gain) loss on sale of loans	—	—	190
Dividends earned on CRA fund	(33)	(22)	(41)
Unrealized (gain) loss on equity securities	258	62	(48)
Net change in:			
Receivable from global payments, net	(45,741)	(12,605)	(15,678)
Third-party debit cardholder balances	1,732	(6,983)	16,227
Other assets	3,407	6,167	(5,121)
Other liabilities	43,179	(25,200)	37,572
Net cash provided by (used in) operating activities	85,891	37,277	87,270
Cash flows from investing activities			
Loan originations, purchases and payments, net	(1,113,963)	(618,323)	(476,419)
Proceeds from loans sold	—	16,622	11,476
Redemptions of other investments	20,030	7	10,980
Purchases of other investments	(30,142)	(407)	(1,140)
Purchase of securities available-for-sale	(33,776)	(484,793)	(234,366)
Purchase of securities held-for-investment	(173,625)	(383,619)	—
Proceeds from sales and calls of securities available-for-sale	—	43,241	141,422
Proceeds from paydowns of securities available-for-sale	76,728	124,118	64,973
Proceeds from paydowns of securities held-to-maturity	44,643	4,152	932
Purchase of derivative contract	—	—	(2,980)
Purchase of premises and equipment, net	(19,245)	(3,995)	(3,913)
Net cash provided by (used in) investing activities	(1,229,350)	(1,302,997)	(489,035)
Cash flows from financing activities			
Proceeds from issuance of common stock, net	—	162,687	—
Proceeds from issuance of Federal funds purchased	150,000	—	—
Proceeds from FHLB advances	975,100	150	—
Repayments of FHLB advances	(875,100)	(150)	(144,000)
Proceeds from exercise of stock options	194	—	—
Redemption of common stock for tax withholdings for restricted stock vesting	(1,559)	(3,385)	(881)
Redemption of subordinated debt	(24,712)	—	—
Proceeds from (repayments of) secured borrowings, net	(24,736)	(4,503)	(6,008)
Net increase (decrease) in deposits	(1,157,660)	2,605,966	1,027,739
Net cash provided by (used in) financing activities	(958,473)	2,760,765	876,850
Increase (decrease) in cash and cash equivalents	(2,101,932)	1,495,045	475,085
Cash and cash equivalents at the beginning of the period	2,359,350	864,305	389,220
Cash and cash equivalents at the end of the period	$ 257,418	$ 2,359,350	$ 864,305
Supplemental information			
Cash paid for:			
Interest	$ 31,599	$ 16,249	$ 18,693
Income Taxes	$ 35,304	$ 24,165	$ 19,085
Non-cash item:			
Transfer of loans from held-for-investment to held-for-sale	$ —	$ 17,492	$ 1,716

See accompanying notes to consolidated financial statements

METROPOLITAN BANK HOLDING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION

Metropolitan Bank Holding Corp., a New York corporation (the "Company"), is a bank holding company whose principal activity is the ownership and management of Metropolitan Commercial Bank (the "Bank"), its wholly-owned subsidiary. The Company's primary market is the New York metropolitan area. The Company provides a broad range of business, commercial and retail banking products and services to small businesses, middle-market enterprises, public entities and affluent individuals. See the "*Glossary of Common Terms and Acronyms*" for the definition of certain terms and acronyms used throughout this Form 10-K.

The Company's primary lending products are CRE loans, C&I loans, and multi-family loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flows from operations of businesses.

The Company's primary deposit products are checking, savings, and term deposit accounts, and its deposit accounts are insured by the FDIC up to the maximum amounts allowed by law. In addition to traditional commercial banking products, the Company offers corporate cash management and retail banking services and, through its Global Payments Group ("global payments business"), provides BaaS to its fintech partners, which includes serving as an issuing bank for third-party managed debit card programs nationwide and providing other services and financial infrastructure, including cash settlement and custodian deposit services.

The Company and the Bank are subject to the regulations of certain state and federal agencies and, accordingly, are periodically examined by those regulatory authorities. The Company's business is affected by state and federal legislation and regulations.

NOTE 2 — BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform with GAAP and predominant practices within the U.S. banking industry. The Consolidated Financial Statements (the "financial statements") include the accounts of the Company and the Bank. All intercompany balances and transactions have been eliminated. The financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Use of Estimates

In preparing the financial statements in conformity with GAAP, management has made estimates and assumptions based on available information. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimated. Information available which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy, and changes in the financial condition of borrowers.

Cash Flows

Cash and cash equivalents are defined as cash on hand and amounts due from banks and money market funds. Net cash flows are reported for customer loan and deposit transactions, and other investments.

Securities

Debt securities are classified as HTM and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as AFS when they might be sold before maturity. Securities classified as AFS are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized using the level yield method without anticipating prepayments, except for MBS where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. Gains and losses on sales of securities are recognized in the consolidated statements of operations upon sale.

Management evaluates AFS and HTM securities for OTTI on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the statement of operations and (2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Receivable from Global Payments Business, Net

Receivables from the global payments business are predominantly related to prepaid credit card programs.

Revenue Recognition

Any revenues from contracts with customers, which are not exempt from the accounting requirements under ASC 606, Revenue from Contracts with Customers, are accounted for using the five-step method prescribed by the ASC. These revenue items are debit card income, service charges on deposit accounts and other service charges. In accordance with the ASC, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for these services. The Company applies the following five steps to properly recognize revenue: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The majority of the Company's revenue is derived from interest income on loans, which is not subject to the ASC.

Licensing Fees

Licensing fees on certain deposit accounts held by bankruptcy trustees are expensed as incurred. These accounts require the use of a software interface provided by a third party. Bankruptcy accounts subject to the licensing fees amounted to $425.3 million and $934.3 million at December 31, 2022 and 2021, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Transfers of financial assets that do not meet the criteria to be accounted for as sales are recorded as secured borrowings.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances, adjusted for any charge-offs, and any deferred fees or costs on originated loans. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.

The ALLL is maintained at an amount management deems adequate to cover probable incurred credit losses. In determining the level to be maintained, management evaluates many factors, including current economic trends, industry experience, historical loss experience, loan concentrations, the borrower's ability to repay and repayment performance and estimated collateral values. Loan losses are charged-off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the ALLL.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

If a loan is impaired, impairment is measured at the present value of estimated future cash flows using the loan's effective interest rate or at the fair value of collateral if repayment is expected solely from the collateral. All commercial and CRE loans are individually evaluated for credit risk at least annually, and all classified loans are individually evaluated for impairment quarterly. Large groups of smaller balance homogenous loans such as residential real estate loans are collectively evaluated for impairment, and accordingly, are not separately evaluated for impairment disclosures unless an individual loan is classified.

The allowance for non-impaired loans is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over a rolling two-year period. This actual loss experience is supplemented with other qualitative and economic factors based on the risks present for each portfolio segment. These qualitative and economic factors include economic and business conditions, the nature and volume of the portfolio, and lending terms and volume and severity of past due loans.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary, based on changes in economic conditions or any other factors used in management's determination. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL.

When a loan is modified and concessions have been made to the original contractual terms, such as reductions in interest rate or deferral of interest or principal payments, due to the borrower's financial condition, the modification is known as a TDR. TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a TDR is a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

On March 22, 2020, the banking regulators and the FASB issued guidance to financial institutions who were working with borrowers affected by COVID-19 (the "COVID-19 Guidance"). The COVID-19 Guidance indicated that regulatory agencies will not criticize institutions for working with borrowers and will not direct banks to automatically categorize all COVID-19 related loan modifications as TDRs. In addition, the COVID-19 Guidance noted that modification or deferral programs mandated by the federal or a state government related to COVID-19 would not be in the scope of Accounting Standards Codification Subtopic 310-40 – Receivables – Troubled Debt Restructurings by Creditors ("ASC 310-40"), such as state programs that require all institutions within that state to suspend mortgage payments for a specified period.

On March 27, 2020, the CARES Act was signed into law. Section 4013 of the CARES Act, "Temporary Relief from Troubled Debt Restructurings," allowed banks to temporarily suspend certain requirements under GAAP related to TDRs for a limited period that ended on January 1, 2022. During this period, a bank may have elected to account for modifications on certain loans under Section 4013 of the CARES Act or, if a loan modification is not eligible under Section 4013, a bank may use the criteria in the COVID-19 Guidance to determine when a loan modification is not a TDR in accordance with ASC 310-40.

Interest income on loans is accrued and credited to operations based upon the principal amounts outstanding. Loans are normally placed on non-accrual when a loan is determined to be impaired or when principal or interest is delinquent for 90 days or more. Delinquent status is based on the contractual terms of the loan. Any unpaid interest previously accrued on those loans is reversed from income. Interest payments received on such loans are applied as a reduction of the loan principal balance when the collectability of principal, wholly or partially, is in doubt. Interest payments received may be deferred on non-accrual loans in which the principal balance is deemed to be collectible. Interest income is recognized when all the principal and interest amounts contractually due are brought current and the loans are returned to accrual status.

The following portfolio segments have been identified: CRE loans, Construction loans, Multi-Family loans, One-to Four - Family loans, C&I, and Consumer loans.

The risk characteristics of each of the identified portfolio segments are as follows:

Commercial Real Estate — CRE loans are secured by nonresidential real estate and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of CRE loans depends on the cash flow of the borrower and the net operating income of the property, the borrower's profitability, and the value of the underlying property. Of primary concern in CRE lending is the borrower's creditworthiness and the cash flows from the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. CRE is also subject to adverse market conditions that cause a decrease in market value or lease rates, obsolescence in location or function and market conditions associated with oversupply of units in a specific region.

Construction — Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, additional funds may be required to be advanced in excess of the amount originally committed to permit completion of the building.

If the estimate of value proves to be inaccurate, the value of the building may be insufficient to assure full repayment if liquidation is required. If foreclosure is required on a building before or at completion due to a default, there can be no assurance that all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs will be recovered.

Multi-family — Multi-family real estate loans are secured by real estate of five or more units and generally have larger balances and involve a greater degree of risk than residential real estate loans. Repayment of multi-family real estate loans depends on the cash flow analysis of the property, occupancy rates, and unemployment rates, combined with the net operating income of the property, the borrower's profitability, and the value of the underlying property. Payments on these loans depend on successful operation and management of the properties, and repayment of such loans may be subject to adverse conditions in the real estate market and/or the economy.

One-to Four-Family — One-to four-family loans are generally made on the basis of the borrower's ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable. Repayment of one-to four-family loans is subject to adverse employment conditions in the local economy leading to increased default rates and decreased market values, including from oversupply in a geographic area. In general, these loans depend on the borrower's continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Commercial & Industrial — C&I loans are generally of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Furthermore, any collateral securing such loans may depreciate over time, may be difficult to appraise, and may fluctuate in value.

Consumer — Historically, the Company purchased loans made to licensed medical professionals on an unsecured basis. However, this practice was discontinued in 2019. Consumer loans are comprised of these loans and student loans, which were also purchased. As a result, repayment of such loans are subject, to a greater extent than loans secured by collateral, to the financial condition of the borrower.

Goodwill

Goodwill and certain other intangibles generally arise from business combinations accounted for under the purchase method of accounting. Goodwill and other intangibles deemed to have indefinite lives generated from business combinations are not subject to amortization and are instead tested for impairment not less than annually or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. The Company changed its annual goodwill impairment testing date from December 31 to October 1 to better align with the timing of our annual planning process. Accordingly, management determined that the change in accounting principle is preferable under the circumstance. This change has been applied starting with the October 1, 2022 impairment test. This change was not material to our consolidated financial statements as it did not delay, accelerate, or avoid any potential goodwill impairment charges.

The goodwill of $9.7 million is associated with a purchase of the prepaid third-party debit card business. Based on the Company's annual impairment assessments no impairment of goodwill existed as of October 1, 2022 or December 31, 2021.

Stock-Based Compensation

Compensation cost is recognized for stock options, restricted stock awards and restricted stock units, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of options. The market price of the Company's common stock at the date of grant is used for restricted stock awards and restricted stock units. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with time-based vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

The Company also awards PRSUs to employees. The PRSUs are classified as either equity or a liability, depending on certain criteria provided in ASC 718, Stock Based Compensation. This classification affects whether the measurement of fair value is fixed (i.e., measured only once) on the grant date or whether fair value will be remeasured each reporting period until settled. On the grant date, the estimate of equity-classified awards' fair value would be fixed, the cumulative amount of previously recognized compensation cost would be adjusted, and the Company would no longer have to remeasure the award. If the award is liability-classified, the awards would continue to be marked to fair value each reporting period until settlement. The Company recognizes compensation cost for awards with performance conditions if and when it concludes that it is probable that the performance conditions will be achieved. The Company assesses the probability of vesting (i.e., that the performance conditions will be met) at each reporting period and, if required, adjusts compensation cost based on its probability assessment.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of temporary cash investments including due from banks, interest-bearing deposits with banks and real estate loans receivable. A significant portion of real estate loans are collateralized by property in the New York Metropolitan area. The ultimate collectability of these loans may be susceptible to changes in the real estate market in this area.

Leases

As of December 31, 2022, the Company follows ASC 842, Leases. The Company's real estate leases are recognized as operating leases. The related ROU lease assets and liabilities are recognized to reflect our right to use the underlying assets and contractual obligations associated with future rent payments. ROU assets are included in other assets and lease liabilities are included in other liabilities on the consolidated statements of financial condition. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. On a periodic basis, ROU assets are assessed for impairment and an impairment loss would be recognized if the carrying amount of the ROU asset is not recoverable. See *"NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS,"* for a discussion on the adoption of this ASC.

Prior to 2022, operating leases were not recognized on the Company's consolidated statements of financial condition. Operating lease expense for lease payments were recognized on a straight-line basis over the lease term in the Company's consolidated statements of operations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed over the estimated useful lives of the assets by the straight-line method with useful lives ranging from three to thirty years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated lives of the improvements.

Other Investments

Other investments include FRB and FHLB stock. The Company is a member of the FRB and the FHLB system. FHLB members are required to own membership stock and purchase activity-based stock that is based on the level of outstanding borrowings. FRB and FHLB stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income. The Company held FRB and FHLB stock of $11.4 million and $9.2 million, respectively, as of December 31, 2022. As of December 31, 2021, the Company held FRB and FHLB stock of $7.4 million and $3.1 million, respectively. Other investments also include a $1.0 million investment in The Disability Opportunity Fund, which is an equity equivalent investment in a community development financial institution.

Derivatives

During 2020, the Company entered into an interest rate cap derivative that, based on the Company's intentions and belief as to the likely effectiveness as a hedge, was designated as a cash flow hedge. A cash flow hedge is a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability. For a cash flow hedge, the gain or loss on the derivative is reported in accumulated other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of the derivative that are not highly effective in hedging the changes in expected cash flows of the hedged item are recognized immediately in current earnings. The amounts are reclassified to earnings in the same income statement line item that is used to present the earnings effect of the hedged item when the hedged item affects earnings.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk management objective and the strategy for undertaking hedged transactions at the inception of the hedging relationship. The documentation includes linking the cash flow hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions or group of forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, or treatment of the derivative as a hedge is no longer appropriate or intended.

When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were in accumulated other comprehensive income are amortized into earnings over the same periods in which the hedged transactions will affect earnings. If the forecasted transaction is deemed probable to not occur, the derivative gain or loss reported in accumulated other comprehensive income is reclassified into current earnings.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses and reclassification to earnings related to AFS securities and unrealized gain (loss) related to the cash flow hedges.

Restrictions on Cash

Cash on hand or on deposit with the FRB to meet regulatory reserve and clearing requirements was $226.7 million and $2.3 billion as of December 31, 2022 and 2021, respectively. Also included in cash was $13.3 million and $10.8 million of cash held in escrow and collateral accounts for third-party debit card program managers at December 31, 2022 and 2021, respectively. Additionally, there was $693,000 and $683,000 of cash pledged for a related collateral account at December 31, 2022 and 2021, respectively.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the applicable period, including outstanding participating securities. Diluted earnings per common share is computed using the weighted average number shares determined for the basic computation plus the dilutive effect of potential common shares issuable under certain stock compensation plans. Unvested share-based awards and preferred shares that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of earnings per share pursuant to the two-class method.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. A valuation allowance is recorded, as necessary, to reduce deferred tax assets to an estimated amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of liquid markets for certain items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Reclassifications

Some items in the prior year financial statements may have been reclassified to conform to the current presentation. Reclassification had no effect on prior year net income or stockholders' equity.

Operating segment

While department heads monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

NOTE 3 — SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS

Pursuant to the JOBS Act, an EGC is provided the option to adopt new or revised accounting standards that may be issued by the FASB or the SEC either (i) within the same periods as those otherwise applicable to non-EGCs or (ii) within the same time periods as private companies. The Company's EGC status ended on December 31, 2022, which was the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act of 1933.

In February 2016, the FASB issued ASU 2016-02, Leases (ASC 842), which requires lessees to recognize a lease liability for the obligation to make lease payments and a corresponding ROU asset representing the right to use the underlying asset for the lease term on the balance sheet. The Company adopted this guidance on December 31, 2022 with an effective date of January 1, 2022. This guidance was adopted using a modified retrospective approach. The Company recorded lease assets and liabilities of $44.3 million and $48.4 million, respectively. In accordance with the guidance, $4.1 million of deferred rent was reclassified from liabilities and netted with the ROU asset. There was no cumulative effect adjustment recorded to retained earnings upon adoption.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (ASC 326), which requires the measurement of all expected credit losses for financial assets held at amortized cost to be based on historical experience, current condition, and reasonable and supportable forecasts. ASU 2016-2013 requires that financial institutions and other organizations will use forward-looking information to better inform their credit loss estimates. This guidance also amends the accounting for credit losses on AFS debt securities and purchased financial assets with credit deterioration. The Company adopted this guidance effective January 1, 2023 using a modified retrospective approach and will record a pre-tax cumulative effect adjustment that will increase the ACL for loans and unfunded commitments by approximately 7% to 11% with a corresponding decrease in retained earnings.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (ASC 326): Troubled Debt Restructurings and Vintage Disclosures. ASU 2022-02 eliminates the accounting guidance for TDRs by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company adopted this guidance effective January 1, 2023, which did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (ASC 350): Simplifying the Test for Goodwill Impairment, which eliminates the second step in the goodwill impairment test, which requires an entity to determine the implied fair value of the reporting unit's goodwill. Instead, an entity should recognize an impairment loss if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill allocated to the reporting unit. The Company adopted the standard beginning January 1, 2021, which did not have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (ASC 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU were effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications at the instrument level as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. In January 2021 the FASB issued ASU 2021-01. The amendments in this ASU clarify that certain optional expedients and exceptions in ASC 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Specifically, certain provisions in ASC 848, if elected by an entity, apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform.

In December 2022, the FASB issued ASU 2020-04, Reference Rate Reform (ASC 848): Deferral of Sunset Date of Topic 848. ASU 2020-04 defers the sunset date of ASC 848 from December 31, 2022, to December 31, 2024 because the current relief in ASC 848 did not cover the current June 30, 2023 intended cessation date for the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR. Management has established a working group to evaluate the impact of the transition from LIBOR on the Company and its consolidated financial statements. The working group has developed an inventory of impacted contracts and client relationships and is in the process of assessing LIBOR alternatives and how such alternatives may be implemented.

NOTE 4 — INVESTMENT SECURITIES

The following tables summarizes the amortized cost and fair value of AFS and HTM debt securities and equity investments and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses recognized in earnings (in thousands):

At December 31, 2022	Amortized Cost	Gross Unrealized/ Unrecognized Gains	Gross Unrealized/ Unrecognized Losses	Fair Value
Available-for-Sale Securities:				
U.S. Government agency securities	$ 67,996	$ —	$ (8,624)	$ 59,372
U.S. State and Municipal securities	11,649	—	(2,437)	9,212
Residential MBS	413,998	279	(75,729)	338,548
Commercial MBS	37,069	10	(2,229)	34,850
Asset-backed securities	3,953	—	(188)	3,765
Total securities available-for-sale	$ 534,665	$ 289	$ (89,207)	$ 445,747
Held-to-Maturity Securities:				
U.S. Treasury securities	$ 29,852	$ —	$ (2,223)	$ 27,629
U.S. State and Municipal securities	15,814	—	(2,609)	13,205
Residential MBS	456,648	—	(67,027)	389,621
Commercial MBS	8,111	—	(1,276)	6,835
Total securities held-to-maturity	$ 510,425	$ —	$ (73,135)	$ 437,290
Equity Investments:				
CRA Mutual Fund	$ 2,358	$ —	$ (310)	$ 2,048
Total equity investment securities	$ 2,358	$ —	$ (310)	$ 2,048

At December 31, 2021	Amortized Cost	Gross Unrealized/ Unrecognized Gains	Gross Unrealized/ Unrecognized Losses	Fair Value
Available-for-Sale Securities:				
U.S. Government agency securities	$ 67,994	$ —	$ (1,660)	$ 66,334
U.S. State and Municipal securities	11,799	—	(300)	11,499
Residential MBS	476,393	623	(10,465)	466,551
Commercial MBS	17,787	219	(379)	17,627
Asset-backed securities	4,635	—	(22)	4,613
Total securities available-for-sale	$ 578,608	$ 842	$ (12,826)	$ 566,624
Held-to-Maturity Securities:				
U.S. Treasury securities	$ 29,811	$ 6	$ (43)	$ 29,774
U.S. State and Municipal securities	16,055	299	—	16,354
Residential MBS	328,095	105	(2,259)	325,941
Commercial MBS	8,138	—	(99)	8,039
Total securities held-to-maturity	$ 382,099	$ 410	$ (2,401)	$ 380,108
Equity Investments:				
CRA Mutual Fund	$ 2,326	$ —	$ (53)	$ 2,273
Total equity investment securities	$ 2,326	$ —	$ (53)	$ 2,273

The following table summarizes the proceeds and associated gains and (losses) from sales and calls of securities (in thousands):

		Year ended December 31,	
	2022	**2021**	**2020**
Proceeds	$ —	$ 43,241	$ 141,422
Gross gains	$ —	$ 609	$ 3,286
Tax impact	$ —	$ (197)	$ (1,036)

The tables below summarize, by contractual maturity, the amortized cost and fair value of debt securities. The tables do not include the effect of principal repayments or scheduled principal amortization. Equity securities, primarily investment in mutual funds, have been excluded from the table. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

	Held-to-Maturity		Available-for-Sale	
At December 31, 2022	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Due within 1 year	$ —	$ —	$ —	$ —
After 1 year through 5 years	29,852	27,630	54,736	48,959
After 5 years through 10 years	9,505	8,130	36,043	32,872
After 10 years	471,068	401,530	443,886	363,916
Total Securities	$ 510,425	$ 437,290	$ 534,665	$ 445,747

	Held-to-Maturity		Available-for-Sale	
At December 31, 2021	**Amortized Cost**	**Fair Value**	**Amortized Cost**	**Fair Value**
Due within 1 year	$ —	$ —	$ —	$ —
After 1 year through 5 years	29,811	29,774	48,515	47,370
After 5 years through 10 years	9,973	9,912	36,242	36,024
After 10 years	342,315	340,422	493,851	483,230
Total Securities	$ 382,099	$ 380,108	$ 578,608	$ 566,624

There were $25.0 million and $0.0 securities pledged to the FRBNY discount window at December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, all Residential and Commercial MBS held by the Company were issued by U.S. government-sponsored entities and agencies.

Debt securities with unrealized/unrecognized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows (in thousands):

At December 31, 2022	Less than 12 Months Estimated Fair Value	Unrealized/ Unrecognized Losses	12 Months or More Estimated Fair Value	Unrealized/ Unrecognized Losses	Total Estimated Fair Value	Unrealized/ Unrecognized Losses
Available-for-Sale Securities:						
U.S. Government agency securities...	$ —	$ —	$ 59,372	$ (8,624)	$ 59,372	$ (8,624)
U.S. State and Municipal securities...	2,546	(527)	6,666	(1,910)	9,212	(2,437)
Residential MBS...	19,576	(1,654)	305,936	(74,075)	325,512	(75,729)
Commercial MBS...	13,406	(198)	11,386	(2,031)	24,792	(2,229)
Asset-backed securities	—	—	3,765	(188)	3,765	(188)
Total securities available-for-sale...	$ 35,528	$ (2,379)	$ 387,125	$ (86,828)	$ 422,653	$ (89,207)
Held-to-Maturity Securities:						
U.S. Treasury securities	$ 18,683	$ (1,365)	$ 8,946	$ (858)	$ 27,629	$ (2,223)
U.S. State and Municipal securities...	13,205	(2,609)	—	—	13,205	(2,609)
Residential MBS...	162,960	(19,625)	226,661	(47,402)	389,621	(67,027)
Commercial MBS...	—	—	6,835	(1,276)	6,835	(1,276)
Asset-backed securities	—	—	—	—	—	—
Total securities held-to-maturity....	$ 194,848	$ (23,599)	$ 242,442	$ (49,536)	$ 437,290	$ (73,135)

At December 31, 2021	Less than 12 Months Estimated Fair Value	Unrealized/ Unrecognized Losses	12 Months or More Estimated Fair Value	Unrealized/ Unrecognized Losses	Total Estimated Fair Value	Unrealized/ Unrecognized Losses
Available-for-Sale Securities:						
U.S. Government agency securities...	$ 29,267	$ (730)	$ 37,067	$ (930)	$ 66,334	$ (1,660)
U.S. State and Municipal securities...	8,372	(300)	—	—	8,372	(300)
Residential MBS...	423,686	(9,727)	12,931	(738)	436,617	(10,465)
Commercial MBS...	11,202	(296)	3,511	(83)	14,713	(379)
Asset-backed securities	4,613	(22)	—	—	4,613	(22)
Total securities available-for-sale...	$ 477,140	$ (11,075)	$ 53,509	$ (1,751)	$ 530,649	$ (12,826)
Held-to-Maturity Securities:						
U.S. Treasury securities	$ 9,697	$ (43)	$ —	$ —	$ 9,697	$ (43)
Residential MBS...	301,896	(2,259)	—	—	301,896	(2,259)
Commercial MBS...	8,039	(99)	—	—	8,039	(99)
Total securities held-to-maturity....	$ 319,632	$ (2,401)	$ —	$ —	$ 319,632	$ (2,401)

The Company did not consider these securities to be OTTI at December 31, 2022 or 2021 since the decline in market value was attributable to changes in interest rates and not to changes in credit quality. In addition, the Company does not intend to sell and does not believe that it is more likely than not that it will be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result, no impairment loss was recognized during the years ended December 31, 2022 or 2021.

At December 31, 2022 and 2021, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

NOTE 5 — LOANS

Loans, net of deferred fees and costs, consist of the following (in thousands):

	At December 31,	
	2022	**2021**
Real estate		
Commercial	$ 3,254,508	$ 2,488,382
Construction	143,693	151,791
Multi-family	468,540	355,290
One-to four-family	53,207	57,163
Total real estate loans	3,919,948	3,052,626
Commercial and industrial	908,616	654,535
Consumer	24,931	32,366
Total loans	4,853,495	3,739,527
Deferred fees, net of origination costs	(12,972)	(7,598)
Loans, net of deferred fees and costs	4,840,523	3,731,929
Allowance for loan losses	(44,876)	(34,729)
Net loans	$ 4,795,647	$ 3,697,200

Included in C&I loans at December 31, 2022 and 2021 were $97,000 and $561,000, respectively, of PPP loans. Also included in C&I loans at December 31, 2022 and 2021 were $0.0 and $4.1 million, respectively, of loans held for sale, measured at the lower of cost or fair value.

The following tables present the activity in the ALLL by segment. The portfolio segments represent the categories that the Company uses to determine its ALLL (in thousands):

Year ended December 31, 2022	Commercial Real Estate	Commercial & Industrial	Construction	Multi-family	One-to four-Family	Consumer	Total
Allowance for loan losses:							
Beginning balance	$ 22,216	$ 7,708	$ 2,105	$ 2,156	$ 140	$ 404	$ 34,729
Provision (credit) for loan losses	7,280	2,540	(122)	667	(35)	(214)	10,116
Loans charged-off	—	—	—	—	—	—	—
Recoveries	—	26	—	—	—	5	31
Total ending allowance balance	$ 29,496	$ 10,274	$ 1,983	$ 2,823	$ 105	$ 195	$ 44,876

Year ended December 31, 2021	Commercial Real Estate	Commercial & Industrial	Construction	Multi-family	One-to four-Family	Consumer	Total
Allowance for loan losses:							
Beginning balance	$ 17,243	$ 12,123	$ 1,593	$ 2,661	$ 206	$ 1,581	$ 35,407
Provision (credit) for loan losses	4,973	24	512	(505)	(66)	(1,122)	3,816
Loans charged-off	—	(4,764)	—	—	—	(55)	(4,819)
Recoveries	—	325	—	—	—	—	325
Total ending allowance balance	$ 22,216	$ 7,708	$ 2,105	$ 2,156	$ 140	$ 404	$ 34,729

The following tables present the balance in the ALLL and the recorded investment in loans by portfolio segment based on impairment method (in thousands):

At December 31, 2022	Commercial Real Estate	Commercial & Industrial	Construction	Multi-family	One-to four-Family	Consumer	Total
Allowance for loan losses:							
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ 24	$ 24
Collectively evaluated for impairment	29,496	10,274	1,983	2,823	105	171	44,852
Total ending allowance balance	$ 29,496	$ 10,274	$ 1,983	$ 2,823	$ 105	$ 195	$ 44,876
Loans:							
Individually evaluated for impairment	$ 26,740	$ —	$ —	$ —	$ 899	$ 24	$ 27,663
Collectively evaluated for impairment	3,227,768	908,616	143,693	468,540	52,308	24,907	4,825,832
Total ending loan balance	$ 3,254,508	$ 908,616	$ 143,693	$ 468,540	$ 53,207	$ 24,931	$ 4,853,495

At December 31, 2021	Commercial Real Estate	Commercial & Industrial	Construction	Multi-family	One-to four-Family	Consumer	Total
Allowance for loan losses:							
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ 26	$ 170	$ 196
Collectively evaluated for impairment	22,216	7,708	2,105	2,156	114	234	34,533
Total ending allowance balance	$ 22,216	$ 7,708	$ 2,105	$ 2,156	$ 140	$ 404	$ 34,729
Loans:							
Individually evaluated for impairment	$ 38,518	$ —	$ —	$ —	$ 946	$ 302	$ 39,766
Collectively evaluated for impairment	2,449,864	654,535	151,791	355,290	56,217	32,064	3,699,761
Total ending loan balance	$ 2,488,382	$ 654,535	$ 151,791	$ 355,290	$ 57,163	$ 32,366	$ 3,739,527

The following tables present loans individually evaluated for impairment (in thousands). The recorded investment in loans excludes accrued interest receivable and loan origination fees.

	At December 31, 2022			Year ended December 31, 2022	
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:					
Consumer	$ 24	$ 24	$ 24	79	—
Total	$ 24	$ 24	$ 24	$ 79	$ —
Without an allowance recorded:					
One-to four-family	$ 1,176	$ 899	$ —	$ 832	$ 31
CRE	27,984	26,740	—	30,142	1,041
Total	$ 29,160	$ 27,639	$ —	$ 30,974	$ 1,072

	At December 31, 2021			Year ended December 31, 2021	
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:					
One-to four-family	$ 577	$ 447	$ 26	$ 462	$ 21
Consumer	302	302	170	1,766	84
C&I	—	—	—	2,726	—
Total	$ 879	$ 749	$ 196	$ 4,954	$ 105
Without an allowance recorded:					
One-to four-family	$ 646	$ 499	$ —	$ 509	$ 26
CRE	38,518	38,518	—	15,975	325
C&I	—	—	—	77	—
Total	$ 39,164	$ 39,017	$ —	$ 16,561	$ 351

	At December 31, 2020			Year ended December 31, 2020	
	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With an allowance recorded:					
One-to four-family	$ 610	$ 480	$ 53	$ 491	$ 19
Consumer	2,197	2,197	1,203	1,503	88
C&I	4,192	4,192	3,662	3,456	—
Total	$ 6,999	$ 6,869	$ 4,918	$ 5,450	$ 107
Without an allowance recorded:					
One-to four-family	$ 666	$ 519	$ —	$ 996	$ 20
CRE	10,345	10,345	—	2,360	38
C&I	—	—	—	951	—
Total	$ 11,011	$ 10,864	$ —	$ 4,307	$ 58

For a loan to be considered impaired, management determines whether it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. Management applies its normal loan review procedures in making these judgments. Impaired loans include individually classified non-accrual loans and TDRs. Impairment is determined based on the present value of expected future cash flows discounted at the loan's effective interest rate. For loans that are collateral dependent, the fair value of the collateral is used to determine the fair value of the loan. The fair value of the collateral is determined based on recent appraised values. The fair value of the collateral or present value of expected cash flows is compared to the carrying value to determine if any write-down or specific loan loss allowance allocation is required.

For discussion on modification of loans to borrowers impacted by COVID-19, refer to the "COVID-19 Loan Modifications" section herein.

The following tables present the recorded investment in non-accrual loans, loans past due over 90 days and still accruing by class of loans (in thousands):

At December 31, 2022	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Consumer	$ 24	$ —
Total	$ 24	$ —

At December 31, 2021	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial real estate	$ 9,984	$ —
Consumer	37	265
Total	$ 10,021	$ 265

Interest income that would have been recorded for the years ended December 31, 2022, 2021 and 2020, had non-accrual loans been current according to their original terms, was immaterial.

The following table presents the aging of the recorded investment in past due loans by class of loans (in thousands):

At December 31, 2022	30-59 Days	60-89 Days	90 Days and greater	Total past due	Current loans	Total
Commercial real estate	$ —	$ 24,000	$ —	$ 24,000	$ 3,230,508	$ 3,254,508
Commercial & industrial	37	—	—	37	908,579	908,616
Construction	—	—	—	—	143,693	143,693
Multi-family	8,000	—	—	8,000	460,540	468,540
One-to four-family	—	—	—	—	53,207	53,207
Consumer	21	—	24	45	24,886	24,931
Total	$ 8,058	$ 24,000	$ 24	$ 32,082	$ 4,821,413	$ 4,853,495

At December 31, 2021	30-59 Days	60-89 Days	90 Days and greater	Total past due	Current loans	Total
Commercial real estate	$ —	$ —	$ 9,984	$ 9,984	$ 2,478,398	$ 2,488,382
Commercial & industrial	151	—	—	151	654,384	654,535
Construction	—	—	—	—	151,791	151,791
Multi-family	—	—	—	—	355,290	355,290
One-to four-family	—	—	—	—	57,163	57,163
Consumer	93	94	302	489	31,877	32,366
Total	$ 244	$ 94	$ 10,286	$ 10,624	$ 3,728,903	$ 3,739,527

Troubled Debt Restructurings

Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDRs and classified as impaired.

Included in impaired loans at both December 31, 2022 and 2021 were $1.2 million and $1.3 million, respectively, of loans modified as TDRs. The ALLL for TDRs was $0.0 and $26,000 as of December 31, 2022 and 2021, respectively. All TDRs at December 31, 2022 and 2021 were performing in accordance with their restructured terms. During the years ended December 31, 2022 and 2021, there were no payment defaults on any loans previously identified as TDRs. There were no loans modified as a TDR during the years ended December 31, 2022 or 2021. The Company has not committed to lend additional amounts as of December 31, 2022 to customers with outstanding loans that are classified as TDRs. A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed pursuant to the Company's internal underwriting policy. The following table presents the recorded investment in TDRs by class of loans (in thousands):

	December 31,	
	2022	2021
Commercial real estate	$ 325	$ 342
One-to four-family	899	946
Total	$ 1,224	$ 1,288

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Except for one-to four-family loans and consumer loans, the Company analyzes loans individually by classifying the loans as to credit risk at least annually. For one-to four-family loans and consumer loans, the Company evaluates credit quality based on the aging status of the loan, which was previously presented. An analysis is performed on a quarterly basis for loans classified as special mention, substandard, or doubtful. The Company uses the following definitions for risk ratings:

Special Mention – Loans classified as special mention have a potential weakness that deserves management's attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Company's credit position at some future date.

Substandard – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above are classified as pass-rated loans. Based on the most recent analysis performed, the risk category of loans by class of loans is as follows (in thousands):

At December 31, 2022	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$ 3,192,212	$ 35,881	$ 26,415	$ —	$ 3,254,508
Commercial & industrial	876,867	31,749	—	—	908,616
Construction	143,693	—	—	—	143,693
Multi-family	468,540	—	—	—	468,540
Total	$ 4,681,312	$ 67,630	$ 26,415	$ —	$ 4,775,357

At December 31, 2021	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate	$ 2,449,864	$ 342	$ 38,176	$ —	$ 2,488,382
Commercial & industrial	646,251	4,177	4,107	—	654,535
Construction	151,791	—	—	—	151,791
Multi-family	355,290	—	—	—	355,290
Total	$ 3,603,196	$ 4,519	$ 42,283	$ —	$ 3,649,998

COVID-19 Loan Modifications

As of December 31, 2022, the Company had one loan amounting to $20.8 million, or 0.43% of total loans, that was modified in accordance with the COVID-19 Guidance and the CARES Act. As of December 31, 2022, related principal payment deferrals were $20.8 million, or 0.43% of total loans, while none were full payment deferrals.

As of December 31, 2021, the Company had 8 loans amounting to $48.9 million, or 1.31% of total loans, that were modified in accordance with the COVID-19 Guidance and the CARES Act. As of December 31, 2021, principal payment deferrals were $39.1 million, or 1.05% of total loans, while full payment deferrals were $9.9 million, or 0.26% of total loans.

NOTE 6 — LEASES

The Company leases its corporate office, banking centers and loan production offices. The following tables present the Company's lease cost and other information related to its operating leases (dollars in thousands):

		At December 31, 2022
Supplemental balance sheet information:		
Lease assets.	$	44,339
Lease liabilities.	$	48,364
Weighted average remaining lease term in years		11
Weighted average discount rate		2.26 %

		Year Ended December 31, 2022
Operating Lease cost.	$	5,405
Cash paid for amount included in the measurement of operating lease liabilities	$	4,864

The following table presents the remaining maturity of lease liabilities as well as the reconciliation of undiscounted lease payments to the discounted operating lease liabilities (in thousands):

		At December 31, 2022
Lease liabilities maturing in:		
2023.	$	5,202
2024.		4,976
2025.		4,990
2026.		5,008
2027.		4,632
Thereafter		30,276
Total.	$	55,084
Less: Present value discount.		(6,720)
Total lease liabilities	$	48,364

Total rent expense for the year ended December 31, 2021 and 2020 was $4.9 million and $4.7 million, respectively.

NOTE 7 — PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows (in thousands):

| | At December 31, | |
	2022	2021
Furniture and Equipment	$ 14,451	$ 13,032
Land, buildings and improvements	13,479	—
Leasehold Improvements	20,595	16,266
Total Premises and Equipment	48,525	29,298
Less accumulated depreciation and amortization	(16,656)	(14,182)
Total Premises and Equipment, net	$ 31,869	$ 15,116

Depreciation and amortization expense amounted to $2.5 million, $2.4 million and $2.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 8 — DEPOSITS

Deposits consisted of the following (in thousands):

| | At December 31, | |
	2022	2021
Noninterest bearing demand accounts	$ 2,422,151	$ 3,668,673
Money market	2,792,554	2,666,983
Savings accounts	11,144	20,930
Time deposits	52,063	78,986
Total deposits	$ 5,277,912	$ 6,435,572

Time deposits greater than $250,000 at December 31, 2022 and 2021 were $30.8 million and $39.4 million, respectively.

The following table presents the scheduled annual maturities of time deposits (in thousands):

	At December 31, 2022
2023	$ 37,614
2024	11,263
2025	2,362
2026	349
2027	475
Total time deposits	$ 52,063

NOTE 9 — BORROWINGS

Federal Funds Purchased and FHLB Advances

Federal funds purchased and FHLBNY advances consisted of the following (in thousands):

			Interest expense		
	At December 31,		Year Ended December 31,		
	2022	2021	2022	2021	2020
Federal funds purchased	$ 150,000	$ —	$ 601	$ —	$ —
Federal Home Loan Bank of New York advances	$ 100,000	$ —	$ 292	$ —	$ 1,742

Federal funds purchased are generally overnight transactions and had a weighted average interest rate of 4.65% at December 31, 2022. The FHLBNY advances at December 31, 2022 have a maturity date of January 11, 2023 and a fixed interest rate of 4.58%.

At December 31, 2022, the Company had available borrowing capacity of $984.4 million at the FHLBNY, and available borrowing capacity of $137.6 million at the FRBNY discount window.

Trust Preferred Securities Payable

On December 7, 2005, the Company established MetBank Capital Trust I, a Delaware statutory trust ("Trust I"). The Company received all of the common stock of Trust I in exchange for contributed capital of $310,000. Trust I issued $10.0 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust I's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures") issued by the Company. The Debentures, the sole assets of Trust I, mature on December 9, 2035 and bear interest at a floating rate of three-month LIBOR plus 1.85%. The Debentures are callable at any time. The interest rates were 5.93% and 1.97% as of December 31, 2022 and 2021, respectively.

On July 14, 2006, the Company established MetBank Capital Trust II, a Delaware statutory trust ("Trust II"). The Company received all of the common stock of Trust II in exchange for contributed capital of $310,000. Trust II issued $10 million of preferred capital securities to investors in a private transaction and invested the proceeds, combined with the proceeds from the sale of Trust II's common capital securities, in the Company through the purchase of $10.3 million aggregate principal amount of Floating Rate Junior Subordinated Debentures (the "Debentures II") issued by the Company. The Debentures II, the sole assets of Trust II, mature on October 7, 2036, and bear interest at a floating rate of three-month LIBOR plus 2.00%. The Debentures II are callable at any time. The interest rates were 6.08% and 2.12% as of December 31, 2022 and 2021, respectively.

The Company is not considered the primary beneficiary of these trusts; therefore, the trusts are not consolidated in the Company's financial statements. Interest on the subordinated debentures may be deferred by the Company at any time or from time to time for a period not exceeding twenty consecutive quarterly payments (5 years), provided there is no event of default. At the end of the deferral period, the Company must pay accrued interest, at which point it may elect a new deferral period provided that no deferral may extend beyond maturity.

The investments in the common stock of Trust I and Trust II are included in other assets on the consolidated statements of financial condition. The subordinated debentures may be included in Tier 1 capital (with certain applicable limitations) under current regulatory guidelines and interpretations.

Subordinated Debt

On March 8, 2017, the Company issued $25.0 million of subordinated notes to accredited institutional investors. The subordinated notes had a maturity date of March 15, 2027 and an interest rate of 6.25% per annum. During the first quarter of 2022, the Company redeemed all of the subordinated debt, plus accrued interest.

LIBOR Transition

The terms of the trust preferred securities may be impacted by the transition from LIBOR to an alternative U.S. dollar reference interest rate, potentially SOFR, in 2023. The overnight and 1-, 3-, 6- and 12-month USD LIBOR settings will cease to be published or cease to be representative after June 30, 2023. All other LIBOR settings ceased to be published or to be representative as of December 31, 2021. Management is currently evaluating the impact of the transition on the trust preferred securities.

NOTE 10 — INCOME TAXES

Income tax expense consisted of the following (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Current			
Federal	$ 27,311	$ 16,883	$ 10,936
State and local	14,162	12,252	7,226
Total current	41,473	29,135	18,162
Deferred			
Federal	(1,919)	(405)	139
State and local	(2,081)	285	151
Total deferred	(4,000)	(120)	290
Total income tax expense	$ 37,473	$ 29,015	$ 18,452

Deferred tax assets and liabilities consist of the following (in thousands):

	At December 31,	
	2022	2021
Deferred tax assets:		
Allowance for loan losses	$ 13,698	$ 10,670
Lease liabilities	14,782	—
Net unrealized loss on securities available for sale	27,084	3,731
Off balance sheet reserves	55	55
Restricted stock	1,140	252
Tangible asset	7	10
Non-qualified stock options	285	286
Other	95	—
Total gross deferred tax assets	57,146	15,004
Deferred tax liabilities:		
Right of use lease asset	13,551	—
Depreciation and amortization	4,390	3,229
Net unrealized gain on interest rate cap	3,302	334
Prepaid assets	548	459
Other	—	12
Total gross deferred tax liabilities	21,791	4,034
Net deferred tax asset, included in other assets	$ 35,355	$ 10,970

The following is a reconciliation of the Company's statutory federal income tax rate to its effective tax rate (in thousands):

	For the year ended December 31,					
	2022		2021		2020	
	Tax expense/ (benefit)	Rate	Tax expense/ (benefit)	Rate	Tax expense/ (benefit)	Rate
Pretax income at statutory rates	$ 20,349	21.00 %	$ 18,810	21.00 %	$ 12,163	21.00 %
State and local taxes, net of federal income tax benefit	9,544	9.85	9,904	11.06	5,828	10.06
Nondeductible expenses	8,175	8.44	680	0.76	457	0.79
Stock options	(302)	(0.31)	—	—	—	—
Excess tax deduction on equity awards	—	—	(467)	(0.52)	(59)	(0.10)
Tax-exempt income, net	(106)	(0.11)	(51)	(0.06)	—	—
Other	(187)	(0.20)	139	0.15	63	0.11
Effective income tax expense/rate	$ 37,473	38.67 %	$ 29,015	32.39 %	$ 18,452	31.86 %

The Company and the Bank filed consolidated Federal, New York State, Connecticut and New York City tax returns in 2022 and 2021. The Company is subject to California, Connecticut, Kentucky, Massachusetts, New Jersey, New York State, New York City, and Tennessee income taxes on a consolidated basis. The Bank is subject to Alabama, Florida, and Missouri income taxes on a separate company basis.

As of December 31, 2022 and 2021, there are no unrecognized tax benefits, and the Company does not expect this to significantly change in the next twelve months. Except for California, Connecticut, Kentucky, New York City and Tennessee, the Company is no longer subject to examination by the U.S. federal and state or local tax authorities for years prior to 2019. California is subject to examination for years 2016 and forward. Connecticut, Kentucky and Tennessee are no longer subject to examination for years prior to 2018. As of December 31, 2022, the Company was under audit in New

York for the 2018 tax year, and in New York City for the 2017 and 2018 tax years. Due to the New York City audit, the 2017 tax year New York City statute of limitation has been extended to June 30, 2023.

NOTE 11 — RELATED PARTY TRANSACTIONS

Deposits from principal officers, directors, and their affiliates at December 31, 2022 and 2021 were $4.6 million and $7.3 million, respectively.

A promissory note of $780,000 was made to an executive officer of the Company during 2016. The note had a fixed interest rate of 2.1% per annum and interest is payable on the last day of each calendar quarter. The note had a balloon payment term and the due date was August 15, 2021, with no prepayment penalty. The note was extended for the same outstanding balance of $780,000. Under the revised terms of the note, the note has a fixed interest rate of 1.09% per annum and interest is payable on the last day of each calendar quarter, with no prepayment penalty. The note has a balloon payment term and the due date is August, 15, 2026, with no prepayment penalty. The outstanding balance of the subject loan was $780,000 as of December 31, 2022 and 2021.

NOTE 12 — FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. The Company did not have any liabilities that were measured at fair value at December 31, 2022 and December 31, 2021. AFS securities are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets or liabilities on a non-recurring basis, such as certain impaired loans. These non-recurring fair value adjustments generally involve the write-down of individual assets due to impairment losses.

Accounting guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets and Liabilities Measured on a Recurring Basis

Instruments measured on a recurring basis include the Company's AFS securities portfolio, equity investments and an interest rate cap derivative contract. The AFS portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders' equity. Equity investments are carried at estimated fair value with changes in fair value reported as "unrealized gain/(loss)" on the statements of operations. The interest rate cap derivative contract was carried at its estimated fair value with changes in fair value reported as accumulated other comprehensive income or loss in shareholders' equity. The fair values for substantially all of these assets are obtained monthly from an independent nationally recognized pricing service. On a quarterly basis, the Company assesses the reasonableness of the fair values obtained for the AFS portfolio by reference to a second independent nationally recognized pricing service. Based on the nature of these securities, the Company's independent pricing service provides prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available for the majority of securities in the Company's portfolio. Various modeling techniques are used to determine pricing for the Company's mortgage-backed securities, including option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. At least annually, management conducts due diligence on the independent pricing services to review changes to their pricing methodologies and confirm compliance with various regulatory guidelines including information security guidelines, technology infrastructure and business continuity programs.

There are no liabilities that are measured on a recurring basis.

Assets and liabilities measured at fair value on a recurring basis are summarized below (in thousands):

| | Carrying Amount | **Fair Value Measurement using:** | | |
		Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2022				
U.S. Government agency securities.	$ 59,372	$ —	$ 59,372	$ —
U.S. State and Municipal securities	9,212	—	9,212	—
Residential mortgage securities	338,548	—	338,548	—
Commercial mortgage securities	34,850	—	34,850	—
Asset-backed securities	3,765	—	3,765	—
CRA Mutual Fund	2,048	2,048	—	—
Derivative assets - interest rate cap	—	—	—	—

| | Carrying Amount | **Fair Value Measurement using:** | | |
		Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2021				
U.S. Government agency securities.	$ 66,334	$ —	$ 66,334	$ —
U.S. State and Municipal securities	11,499	—	11,499	—
Residential mortgage securities	466,551	—	466,551	—
Commercial mortgage securities	17,627	—	17,627	—
Asset-backed securities	4,613	—	4,613	—
CRA Mutual Fund	2,273	2,273	—	—
Derivative assets - interest rate cap	3,385	—	3,385	—

There were no transfers between Level 1 and Level 2 during 2022 or 2021.

There were no material assets measured at fair value on a non-recurring basis at December 31, 2022 or December 31, 2021.

The Company has engaged an independent pricing service provider to provide the fair values of its financial assets and liabilities not measured at fair value. This provider follows FASB's exit pricing guidelines, as required by ASC 820 Fair Value Measurement, when calculating the fair market value.

Carrying amount and estimated fair values of financial instruments not carried at fair value were as follows (in thousands):

		Fair Value Measurement Using:			
At December 31, 2022	**Carrying Amount**	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Financial Assets:					
Cash and due from banks	$ 26,780	$ 26,780	$ —	$ —	$ 26,780
Overnight deposits	230,638	230,638	—	—	230,638
Securities held-to-maturity	510,425	—	437,290	—	437,290
Loans, net	4,840,523	—	—	4,737,007	4,737,007
Other investments					
FRB Stock	11,421	N/A	N/A	N/A	N/A
FHLB Stock	9,191	N/A	N/A	N/A	N/A
Disability Fund	1,000	—	1,000	—	1,000
Time deposits at banks	498	498	—	—	498
Receivable from prepaid card programs, net	85,605	—	—	85,605	85,605
Accrued interest receivable	24,107	—	964	23,143	24,107
Financial Liabilities:					
Non-interest-bearing demand deposits	$ 2,422,151	$ 2,422,151	$ —	$ —	$ 2,422,151
Money market and savings deposits	2,803,698	2,803,698	—	—	2,803,698
Time deposits	52,063	—	51,058	—	51,058
Federal funds purchased	150,000	—	150,000	—	150,000
Federal Home Loan Bank of New York advances	100,000	—	100,000	—	100,000
Trust preferred securities payable	20,620	—	—	19,953	19,953
Prepaid debit cardholder balances	10,579	—	—	10,579	10,579
Accrued interest payable	728	112	293	323	728
Secured borrowings	7,725	—	7,725	—	7,725

		Fair Value Measurement Using:			
At December 31, 2021	**Carrying Amount**	**Quoted Prices in Active Markets For Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Financial Assets:					
Cash and due from banks	$ 28,864	$ 28,864	$ —	$ —	$ 28,864
Overnight deposits	2,330,486	2,330,486	—	—	2,330,486
Securities held-to-maturity	382,099	—	380,108	—	380,108
Loans, net	3,697,200	—	—	3,721,619	3,721,619
Other investments					
FRB Stock	7,430	N/A	N/A	N/A	N/A
FHLB Stock	3,070	N/A	N/A	N/A	N/A
Disability Fund	1,000	—	1,000	—	1,000
CRA - CD	498	498	—	—	498
Receivable from prepaid card programs, net	39,864	—	—	39,864	39,864
Accrued interest receivable	15,195	—	892	14,303	15,195
Financial Liabilities:					
Non-interest-bearing demand deposits	$ 3,668,673	$ 3,668,673	$ —	$ —	$ 3,668,673
Money market and savings deposits	2,687,913	2,687,913	—	—	2,687,913
Time deposits	78,986	—	79,187	—	79,187
Trust preferred securities payable	20,620	—	—	19,997	19,997
Subordinated debt, net of issuance cost	24,712	—	25,125	—	25,125
Prepaid debit cardholder balances	8,847	—	—	8,847	8,847
Accrued interest payable	746	5	633	108	746
Secured borrowings	32,461	—	32,507	—	32,507

NOTE 13 — STOCKHOLDERS' EQUITY

During the third quarter of 2021, the Company issued 2.3 million shares of its common stock at a price of $75 per share, resulting in net proceeds of $162.7 million.

The Company had outstanding 272,636 shares of its Series F, Class B non-voting preferred stock, par value, $0.01 per share. The stock was subordinate and junior to all indebtedness of the Company and to all other series of preferred stock of the Company. The holder of the Series F, Class B preferred stock was entitled to receive ratable dividends only if and when dividends were concurrently declared and payable on the shares of common shares. During the fourth quarter of 2021, the holder of the Series F, Class B Preferred Stock exchanged shares of Series F, Class B preferred stock for shares of the Company's common stock.

NOTE 14 — STOCK COMPENSATION PLAN

Equity Incentive Plan

At December 31, 2022, the Company maintained three stock compensation plans, the 2022 Equity Incentive Plan (the "2022 EIP"), the 2019 Equity Incentive Plan (the "2019 EIP") and the 2009 Equity Incentive Plan (the "2009 EIP"). The 2019 EIP expired on May 31, 2022 but has outstanding restricted stock awards and PRSUs subject to vesting schedules. The 2009 EIP has also expired but has outstanding stock options that may still be exercised.

The 2022 EIP was approved on May 31, 2022 by stockholders of the Company. Under the 2022 EIP, the maximum number of shares of stock that may be delivered to participants in the form of restricted stock, restricted stock units and stock options, including ISOs and non-qualified stock options, is 358,000, subject to adjustment as set forth in the 2022 EIP, plus any awards that are forfeited under the 2019 EIP after March 15, 2022.

Stock Options

Under the terms of the 2022 EIP, a stock option cannot have an exercise price that is less than 100% of the fair market value of the shares covered by the stock option on the date of grant. In the case of an ISO granted to a 10% stockholder, the exercise price shall not be less than 110% of the fair market value of the shares covered by the stock option on the date of grant. In no event shall the exercise period exceed ten years from the date of grant of the option, except, in the case of an ISO granted to a 10% stockholder, the exercise period shall not exceed five years from the date of grant. The 2022 EIP contains a double trigger change in control feature, providing for an acceleration of vesting upon an involuntary termination of employment simultaneous with or following a change in control.

The fair value of each stock option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities based on historical volatilities of the Company's common stock are not significant. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

A summary of the status of the Company's stock options and the changes during the year is presented below:

	Year ended December 31, 2022	
	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period.	231,000	$ 18.00
Granted	—	—
Exercised	(10,800)	18.00
Cancelled/forfeited	—	—
Outstanding, end of period	220,200	$ 18.00
Options vested and exercisable at end of period	220,200	$ 18.00
Weighted average remaining contractual life (years)	1.41	
Weighted average intrinsic value	$ 40.67	

The intrinsic value of exercises was $417,000 and $0.0 for the years ended December 31, 2022 and 2021, respectively. There was no unrecognized compensation cost related to stock options at December 31, 2022 or 2021.

There was no compensation cost related to stock options during the year ended December 31, 2022, 2021 or 2020.

Restricted Stock Awards and Restricted Stock Units

The Company issued restricted stock awards and restricted stock units under the 2019 EIP and the 2009 EIP (collectively, "restricted stock grants") to certain key personnel. Each restricted stock grant vests based on the vesting schedule outlined in the restricted stock grant agreement. Restricted stock grants are subject to forfeiture if the holder is not employed by the Company on the vesting date.

In the first quarter of 2022, 2021 and 2020, 72,025, 78,582 and 60,307 restricted stock grants were issued to certain key personnel, respectively. One-third of these shares vest each year for three years beginning on March 1, 2023, March 1, 2022, and December 15, 2020, respectively. Total compensation cost that has been charged against income for restricted stock grants was $4.5 million, $2.4 million, and $1.5 million for years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, there was $6.1 million of total unrecognized compensation expense related to the restricted stock awards. The cost is expected to be recognized over a weighted-average period of 2.65 years.

In January 2022, 11,126 restricted shares were granted to members of the Board of Directors, which vested in January 2023. In January 2019, 38,900 restricted shares were granted to members of the Board of Directors in lieu of retainer fees for three years of service. In the fourth quarter of 2020, 1,785 shares were granted to a new member of the Board of Directors, all of which vested in the fourth quarter of 2021. Total expense for these awards was $300,000, $410,000 and $400,000 for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, there was no unrecognized expense related to these grants.

The following table summarizes the changes in the Company's restricted stock awards:

	Year ended					
	December 31, 2022		**December 31, 2021**		**December 31, 2020**	
	Number of Shares	**Weighted Average Grant Date Fair Value**	**Number of Shares**	**Weighted Average Grant Date Fair Value**	**Number of Shares**	**Weighted Average Grant Date Fair Value**
Outstanding, beginning of period....	90,999	$ 47.35	76,289	$ 37.01	104,838	$ 29.86
Granted	83,151	102.49	78,582	50.80	62,092	44.80
Forfeited	(578)	92.44	(10,200)	48.09	(31,781)	38.24
Vested	(44,010)	37.12	(53,672)	37.57	(58,860)	31.83
Outstanding at end of period	129,562	$ 86.01	90,999	$ 47.35	76,289	$ 37.01

The total fair value of shares vested is $3.6 million, $2.0 million, and $2.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Performance-Based Stock Units

During the second quarter of 2021, the Company established a long-term incentive award program under the 2019 EIP. Under the program, 90,000 PRSUs were awarded. During the second quarter of 2022, 20,800 PRSUs were forfeited and reissued pursuant to the 2022 EIP. The weighted average service inception date fair value of the outstanding awarded shares was $6.0 million. At the beginning of 2023 and 2022, 29,200 and 30,000 PRSUs, respectively, were vested as all performance criteria were met. The remaining 30,800 PRSUs are scheduled to vest in February 2024, provided certain performance criteria are met in fiscal year 2023. All vested shares will not be delivered until the first quarter of 2024. Total compensation cost that has been charged against income for the PRSUs was $1.9 million, for years ended December 31, 2022 and 2021, respectively.

During the first quarter of 2018, the Company established a long-term incentive award program under the 2009 Plan. Under the program, 90,000 PRSUs were awarded. For each award, the PRSUs were eligible to be earned over a three-year performance period based on personal performance and the Company's relative performance, in each case, as compared to certain measurement goals that were established at the onset of the performance period. These 90,000 PRSUs were earned at the end of the three-year period and vested in the first quarter of 2021. Total compensation cost that has been charged against income for the 2009 Plan was $1.4 million for the year ended December 31, 2020.

NOTE 15 — EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan for eligible employees. The contribution for any participant may not exceed the maximum amount allowable by law. Each year, the Company may elect to match a percentage of participant contributions. The Company may also elect each year to make additional discretionary contributions to the plan. The total contributions were $889,000 and $774,000 for the years ended December 31, 2022 and 2021, respectively.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Company's exposure to credit loss in the event of non-performance by the counterparty to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following off-balance-sheet financial instruments whose contract amounts represent credit risk, are outstanding (in thousands):

| | At December 31, 2022 | | At December 31, 2021 | |
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused commitments	$ 40,685	$ 364,908	$ 39,676	$ 346,115
Standby and commercial letters of credit	53,947	—	49,988	—
	$ 94,632	$ 364,908	$ 89,664	$ 346,115

A commitment to extend credit is a legally binding agreement to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally expire within two years. As of December 31, 2022 and 2021, the Company's fixed rate loan commitments are to make loans with interest rates ranging from 3.0% to 8.5%. At December 31, 2022 and 2021, the Company's variable rate loan commitments had interest rates ranging from 6.0% to 11.5%, respectively, with a maturity of one year or more. The amount of collateral obtained, if any, by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include mortgages on commercial and residential real estate, security interests in business assets, equipment, deposit accounts with the Company or other financial institutions and securities.

The Company's stand-by letters of credit amounted to $53.9 million and $50.0 million as of December 31, 2022 and 2021, respectively. The Company's stand-by letters of credit are collateralized by interest-bearing accounts of $28.7 million and $29.6 million as of December 31, 2022 and 2021, respectively.

Regulatory Proceedings

There are ongoing investigations by federal and state governmental entities concerning a prepaid debit card product program that was offered by the Company through an independent program manager. These include investigations as to which the Company is a subject by the FRB and certain state authorities, including the NYSDFS. During the early stages of the COVID-19 pandemic, third parties used this prepaid debit card product to establish unauthorized accounts and to receive unauthorized government benefits payments, including unemployment insurance benefits payments made pursuant to the CARES Act from many states. The Company ceased accepting new accounts from this program manager in July of 2020 and has exited its relationship with this program manager. The Company is cooperating in these investigations and continues to review this matter. The foregoing could result in enforcement or other actions against the Company and the Bank including civil money penalties and remedial measures.

The Company is in discussions with the FRB and the NYSDFS with respect to consensual resolutions of their investigations. Although the Company is unable at this time to determine the final terms on which the FRB and NYSDFS investigations will be resolved or the timing of such resolutions, the Company accrued a charge of $35.0 million during the fourth quarter of 2022 to establish a reserve for what the Company believes is a reasonable estimate of the probable loss and expenses associated with the FRB and NYSDFS settlements. If final settlements with the FRB and the NYSDFS are not reached and the FRB and the NYSDFS bring public enforcement actions, such actions and their resolution, as well as any other matter arising out of the foregoing program, could have a materially adverse effect on the Company and the Bank's assets, business, cash flows, financial condition, liquidity, prospects and/or results of operations.

NOTE 17 — REGULATORY CAPITAL

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. At December 31, 2022 and 2021, the Company and the Bank met all applicable regulatory capital requirements to be considered "well capitalized" under regulatory guidelines. The Company and Bank manage their capital to comply with their internal planning targets and regulatory capital standards administered by federal banking agencies. The Company and Bank review capital levels on a monthly basis.

The Company and the Bank are subject to the Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules). The minimum required capital conservation buffer was 2.50% at December 31, 2022 and December 31, 2021. As of December 31, 2022 and 2021, the capital conservation buffer for the Company was 5.4% and 8.1%, respectively. As of December 31, 2022 and 2021, the capital conservation buffer for the Bank was 5.1% and 7.3%, respectively. The net unrealized gain or loss on AFS securities is not included in the computation of the regulatory capital. The Company and the Bank meet all capital adequacy requirements, to which they are subject, as of December 31, 2022 and 2021.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At December 31, 2022 and 2021, the most recent regulatory notifications categorized the Bank and the Company as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following is a summary of actual capital amounts and ratios for the Company and the Bank compared to the requirements for minimum capital adequacy and classification as well capitalized. Actual and required capital amounts and ratios are presented below at year end (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Regulations		Minimum Capital Conservation Buffer
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Ratio
At December 31, 2022							
The Company							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 641,082	10.2 %	$ 250,963	4.0 %	$ N/A	N/A	— %
Tier 1 common equity (to risk-weighted assets)	$ 620,462	12.1 %	$ 230,879	4.5 %	$ N/A	N/A	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 641,082	12.5 %	$ 307,838	6.0 %	$ N/A	N/A	2.5 %
Total capital (to risk-weighted assets)	$ 686,139	13.4 %	$ 410,451	8.0 %	$ N/A	N/A	2.5 %
The Bank							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 628,825	10.0 %	$ 250,920	4.0 %	$ 313,650	5.0 %	— %
Tier 1 common equity (to risk-weighted assets)	$ 628,825	12.3 %	$ 230,815	4.5 %	$ 333,399	6.5 %	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 628,825	12.3 %	$ 307,753	6.0 %	$ 410,337	8.0 %	2.5 %
Total capital (to risk-weighted assets)	$ 673,876	13.1 %	$ 410,337	8.0 %	$ 512,922	10.0 %	2.5 %
At December 31, 2021							
The Company							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 575,380	8.5 %	$ 270,863	4.0 %	$ N/A	N/A	— %
Tier 1 common equity (to risk-weighted assets)	$ 554,760	14.1 %	$ 177,646	4.5 %	$ N/A	N/A	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 575,380	14.6 %	$ 236,861	6.0 %	$ N/A	N/A	2.5 %
Total capital (to risk-weighted assets)	$ 635,002	16.1 %	$ 315,815	8.0 %	$ N/A	N/A	2.5 %
The Bank							
Tier 1 leverage ratio (Tier 1 capital to average assets)	$ 566,835	8.4 %	$ 270,800	4.0 %	$ 338,499	5.0 %	— %
Tier 1 common equity (to risk-weighted assets)	$ 566,835	14.4 %	$ 177,582	4.5 %	$ 256,508	6.5 %	2.5 %
Tier 1 capital (to risk-weighted assets)	$ 566,835	14.4 %	$ 236,777	6.0 %	$ 315,702	8.0 %	2.5 %
Total capital (to risk-weighted assets)	$ 601,740	15.2 %	$ 315,702	8.0 %	$ 394,628	10.0 %	2.5 %

As a result of the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018, banking regulatory agencies adopted a revised definition of "well capitalized" for financial institutions and holding companies with assets of less than $10.0 billion and that are not determined to be ineligible by their primary federal regulator due to their risk profile (a "Qualifying Community Bank"). The definition expanded the ways that a Qualifying Community Bank may meet its capital requirements and be deemed "well capitalized." The rule established a community bank leverage ratio ("CBLR") equal to the tangible equity capital divided by the average total consolidated assets. Regulators established the CBLR at 8.5% through calendar year 2021 and 9% thereafter. The CARES Act temporarily reduced the CBLR to 8%.

A Qualifying Community Bank that maintains a leverage ratio greater than 9% is considered to be well capitalized and to have met generally applicable leverage capital requirements, generally applicable risk-based capital requirements, and any other capital or leverage requirements to which such financial institution or holding company is subject. The Company and Bank intend to continue to measure capital adequacy using the ratios in the table above.

NOTE 18 — EARNINGS PER COMMON SHARE

The Company uses the two-class method in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common stockholders for the period are allocated between common stockholders and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. The factors used in the earnings per share calculation are as follows (in thousands, except per share data).

	Year Ended December 31,		
	2022	**2021**	**2020**
Basic			
Net income per consolidated statements of income	$ 59,425	$ 60,555	$ 39,466
Less: Earnings allocated to participating securities	(141)	(739)	(344)
Net income available to common stockholders	$ 59,284	$ 59,816	$ 39,122
Weighted average common shares outstanding including participating securities	10,955,077	9,123,037	8,293,677
Less: Weighted average participating securities	(26,056)	(111,337)	(72,248)
Weighted average common shares outstanding	10,929,021	9,011,700	8,221,429
Basic earnings per common share	5.42	6.64	4.76
Diluted			
Net income allocated to common stockholders	$ 59,284	$ 59,816	$ 39,122
Weighted average common shares outstanding for basic earnings per common share	10,929,021	9,011,700	8,221,429
Add: Dilutive effects of assumed exercise of stock options	170,648	170,792	103,463
Add: Dilutive effects of assumed vesting of performance based restricted stock	56,711	51,581	73,552
Add: Dilutive effects of assumed vesting of restricted stock units	43,804	38,749	—
Average shares and dilutive potential common shares	11,200,184	9,272,822	8,398,444
Dilutive earnings per common share	$ 5.29	$ 6.45	$ 4.66

All stock options and performance based restricted stock units were considered in computing diluted earnings per common share for the years ended December 31, 2022, 2021 and 2020.

NOTE 19 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in Accumulated Other Comprehensive Income (Loss) balances, net of tax effects at the dates indicated (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Beginning balance	$ (7,504)	$ 973	$ 1,207
Other comprehensive income, net of tax			
Unrealized gain (loss) on AFS securities:			
Unrealized holding gain (loss) arising during the period	(76,934)	(14,722)	4,877
Reclassification adjustment for (gain) loss included in net income	—	(609)	(3,286)
Tax effect	23,353	4,795	(514)
Net of tax	(53,581)	(10,536)	1,077
Unrealized gain (loss) on cash flow hedges:			
Unrealized holding gain (loss) arising during the period	11,704	2,957	(1,925)
Reclassification adjustment for gain included in net income	(1,949)	—	—
Tax effect	(2,968)	(898)	614
Net of tax	6,787	2,059	(1,311)
Net current period other comprehensive income (loss)	(46,794)	(8,477)	(234)
Ending balance	$ (54,298)	$ (7,504)	$ 973

The proceeds from sales and calls of securities during the years ended December 31, 2022, 2021 and 2020 were $0.0, $43.2 million and $141.4 million, respectively. The following table shows the amounts reclassified out of each component of accumulated other comprehensive income for the gain on the sale of securities (in thousands):

	Year Ended December 31,			Affected line item in the Consolidated Statements of Operations
	2022	**2021**	**2020**	
Realized gain on sale of AFS securities	$ —	$ 609	$ 3,286	Gain on Sale of Securities
Income tax (expense) benefit	—	(197)	(1,036)	Income tax expense
Total reclassifications, net of income tax	$ —	$ 412	$ 2,250	
Realized gain on cash flow hedges	$ 1,949	$ —	$ —	Licensing fees
Income tax (expense) benefit	(599)	—	—	Income tax expense
Total reclassifications, net of income tax	$ 1,350	$ —	$ —	

NOTE 20 – REVENUE FROM CONTRACTS WITH CUSTOMERS

All of the Company's revenue from contracts with customers that are in the scope of ASC 606, Revenue from Contracts with Customers are recognized in non-interest income. The following table presents the Company's revenue from contracts with customers (in thousands):

| | Year ended December 31, | | |
	2022	2021	2020
Service charges on deposit accounts	$ 5,747	$ 4,755	$ 3,728
Global Payments Group revenue	19,341	16,445	8,464
Other service charges and fees	1,763	1,950	1,477
Total	$ 26,851	$ 23,150	$ 13,669

A description of the Company's revenue streams accounted for under the accounting guidance follows:

Service charges on deposit accounts

The Company offers business and personal retail products and services, which include, but are not limited to, online banking, mobile banking, ACH, and remote deposit capture. A standard deposit contract exists between the Company and all deposit customers. The Company earns fees from its deposit customers for transaction-based services (such as ATM use fees, stop payment charges, statement rendering, and ACH fees), account maintenance, and overdraft services. Transaction-based fees are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Global payment group revenue

The Company offers corporate cash management and retail banking services and, through its global payments business, provides BaaS to its fintech partners. The Company earns initial set-up fees for these programs as well as fees for transactions processed. The Company receives transaction data at the end of each month for services rendered, at which time revenue is recognized. Additionally, Service charges specific to Global payment customers' deposits are recognized within Global payment group revenue.

Other service charges

The primary component of other service charges relates to letter of credit fees and FX conversion fees. The Company outsources FX conversion for foreign currency transactions to correspondent banks. The Company earns a portion of an FX conversion fee that the customer charges to process an FX conversion transaction. Revenue is recognized at the end of the month once the customer has remitted the transaction information to the Company.

NOTE 21 – DERIVATIVES

In 2020, the Company entered into an interest rate cap derivative contract ("interest rate cap" or "contract") as a part of its asset liability management strategy to help manage its interest rate risk position. The interest rate cap had a notional amount of $300.0 million and a contractual maturity of March 1, 2025. The notional amount of the interest rate cap does not represent the amount exchanged by the parties. The amount exchanged was determined by reference to the notional amount and the other terms of the contract. The interest rate subject to the cap was 30-day LIBOR.

The interest rate cap was designated as a cash flow hedge of certain deposit liabilities of the Company. The hedge was determined to be highly effective during 2022 until it was terminated in the third quarter of 2022. The unrecognized value of $12.7 million at termination will be released from Accumulated Other Comprehensive Income and recorded as a credit to Licensing fees expense through March 2025.

The following tables reflect the derivatives recorded on the balance sheet (in thousands):

	Notional Amount	Fair Value
At December 31, 2022		
Derivatives designated as hedges:		
Interest rate caps related to customer deposits	$ —	$ —
Total included in Other Assets	$ —	$ —
At December 31, 2021		
Derivatives designated as hedges:		
Interest rate caps related to customer deposits	$ 300,000	$ 3,385
Total included in Other Assets	$ 300,000	$ 3,385

The effect of cash flow hedge accounting on accumulated other comprehensive income is as follows (in thousands):

	Year ended December 31,		
	2022	**2021**	**2020**
Interest rate caps related to customer deposits			
Amount of gain (loss) recognized in OCI, net of tax	$ 8,131	$ 2,059	$ (1,311)
Amount of gain (loss) reclassified from OCI into income	$ 1,949	$ —	$ —
Location of gain (loss) reclassified from OCI into income	Licensing fees	N/A	N/A

NOTE 22 – SUBSEQUENT EVENTS

None.

NOTE 23 — PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for the Company (parent company only) is as follows (in thousands):

Condensed Statements of Financial Condition

	At December 31,	
	2022	2021
Assets		
Cash and due from banks	$ 9,476	$ 32,328
Loans, net of allowance for loan losses	776	776
Investments	620	620
Investment in subsidiary bank, at equity	584,522	569,327
Other assets	1,520	6
Total assets	596,914	603,057
Liabilities and Stockholders' Equity		
Trust preferred securities	20,620	20,620
Subordinated debt payable, net of issuance costs	—	24,712
Other liabilities	397	736
Total liabilities	21,017	46,068
Stockholders' Equity		
Preferred stock	—	—
Common stock	109	109
Surplus	389,276	382,999
Retained earnings	240,810	181,385
Accumulated other comprehensive income (loss), net of tax	(54,298)	(7,504)
Total equity	575,897	556,989
Total liabilities and stockholders' equity	$ 596,914	$ 603,057

Condensed Statements of Operations

	Year Ended December 31,		
	2022	**2021**	**2020**
Income			
Loans	$ 9	$ 14	$ 17
Securities and money market funds.	25	13	18
Total interest income	34	27	35
Interest expense			
Trust preferred securities	823	438	590
Subordinated debt	605	1,618	1,618
Total interest expense.	1,428	2,056	2,208
Net interest expense.	(1,394)	(2,029)	(2,173)
Provision for loan losses.	—	—	—
Net interest expense after provision for loan losses	(1,394)	(2,029)	(2,173)
Other expense	2,767	1,288	2,338
Loss before undistributed earnings of subsidiary bank.	(4,161)	(3,317)	(4,511)
Equity in undistributed earnings of subsidiary bank.	62,357	62,798	42,844
Income before income tax benefit	58,196	59,481	38,333
Income tax benefit	1,229	1,074	1,133
Net income.	$ 59,425	$ 60,555	$ 39,466
Comprehensive income.	$ 12,631	$ 52,078	$ 39,232

Condensed Statement of Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash Flows From Operating Activities			
Net income	$ 59,425	$ 60,555	$ 39,466
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed earnings of subsidiary bank	(62,357)	(58,798)	(42,844)
Cash dividend from subsidiary bank	—	4,000	—
Other operating adjustments	6,351	(746)	2,438
Net cash provided by (used in) operating activities	3,419	5,011	(940)
Cash Flows From Investing Activities			
Investments in subsidiary bank	—	(132,000)	—
Net cash provided by (used in) investing activities	—	(132,000)	—
Cash Flows From Financing Activities			
Redemption of common stock for tax withholdings for restricted stock vesting	(1,559)	(3,385)	(881)
Redemption of subordinated notes	(24,712)	—	—
Proceeds from issuance of common stock, net	—	162,687	—
Net cash provided by (used in) financing activities	(26,271)	159,302	(881)
Increase (decrease) in cash and cash equivalents	(22,852)	32,313	(1,821)
Cash and cash equivalents, beginning of year	32,328	15	1,836
Cash and cash equivalents, end of year	$ 9,476	$ 32,328	$ 15

UNAUDITED QUARTERLY FINANCIAL DATA

Selected Consolidated Quarterly Financial Data (dollars, except per share amounts, in thousands)

	2022 Quarter Ended			
	December 31	September 30	June 30	March 31
Interest income	$ 80,554	$ 70,057	$ 59,158	$ 50,970
Interest expense	16,655	6,732	3,856	4,338
Net interest income	63,899	63,325	55,302	46,632
Provision for loan losses	2,309	2,007	2,400	3,400
Net interest income after provision for loan losses	61,590	61,318	52,902	43,232
Non-interest income	6,350	5,818	6,998	7,427
Non-interest expense	66,659	31,190	26,269	24,619
Income before income taxes	1,281	35,946	33,631	26,040
Income tax expense	9,021	10,991	10,442	7,019
Net income (loss)	$ (7,740)	$ 24,955	$ 23,189	$ 19,021
Basic earnings (loss) per common share	$ (0.71)	$ 2.28	$ 2.12	$ 1.74
Diluted earnings (loss) per common share	$ (0.71)	$ 2.23	$ 2.07	$ 1.69

	2021 Quarter Ended			
	December 31	September 30	June 30	March 31
Interest income	$ 49,110	$ 45,018	$ 41,050	$ 38,106
Interest expense	4,300	4,226	4,077	3,680
Net interest income	44,810	40,792	36,973	34,426
Provision for loan losses	501	490	1,875	950
Net interest income after provision for loan losses	44,309	40,302	35,098	33,476
Non-interest income	7,057	5,891	6,156	4,593
Non-interest expense	23,314	21,984	21,689	20,325
Income before income taxes	28,052	24,209	19,565	17,744
Income tax expense	9,165	7,994	6,229	5,627
Net income (loss)	$ 18,887	$ 16,215	$ 13,336	$ 12,117
Basic earnings (loss) per common share	$ 1.74	$ 1.82	$ 1.59	$ 1.46
Diluted earnings (loss) per common share	$ 1.69	$ 1.77	$ 1.55	$ 1.43

Corporate Information

Stockholder Information

Annual Meeting
The Annual Meeting of Stockholders will be held on May 31, 2023 at 9:00 a.m., local time in a virtual format only.

Stock Listing
The common stock of Metropolitan Bank Holding Corp. is listed on the New York Stock Exchange (NYSE) and trades under the ticker symbol "MCB."

Special Counsel
Luse Gorman, PC
5335 Wisconsin Avenue, N.W.
Suite 780
Washington, D.C. 20015

Independent Registered Public Accounting Firm
Crowe LLP
485 Lexington Avenue,
Floor 11
New York, NY 10017

Transfer Agent
Computershare
P.O. Box 43006
Providence, RI 02940-3006
888 785-7674

If you have any questions concerning your stockholder account, please contact our transfer agent, Computershare.

Investor Relations
Metropolitan Bank Holding Corp.
99 Park Avenue, 12th Floor
New York, NY 10016
212 365-6721
IR@MCBankNY.com

Board of Directors

William Reinhardt
Chairman of the Board
Metropolitan Bank Holding Corp.
Senior Director
Alvarez & Marsal

Mark R. DeFazio
President and CEO
Metropolitan Bank Holding Corp.

Anthony J. Fabiano
Former Executive Vice President and Chief Financial Officer
Metropolitan Commercial Bank

Dale C. Fredston
Former Executive Vice President and General Counsel
Sterling National Bank and Sterling Bancorp

David J. Gold
Partner
AdvisIRy Partners Group LLC

Harvey M. Gutman
President and Founder
Brookside Advisors, LLC

Terence J. Mitchell
Former Executive Vice President and Chief Retail Officer
Dime Community Bank

Chaya Pamula
Co-founder, President and CEO
Pam Ten Inc.
Founder
SHETEK and SOFKIN

Robert C. Patent
Former President
Colby Capital Corporation

Maria Fiorini Ramirez
Founder, President and Chief Executive Officer
Maria Fiorini Ramirez, Inc.

Katrina Robinson
CEO
Teton Trust Company LLC

George J. Wolf Jr.
Managing Director
Aon Risk Solutions

Executive Officers

Mark R. DeFazio
President and CEO
Metropolitan Bank Holding Corp.

Dixiana M. Berrios
Executive Vice President and Chief Operating Officer
Metropolitan Bank Holding Corp.

Greg Sigrist
Executive Vice President and Chief Financial Officer
Metropolitan Bank Holding Corp.

Michael A. Guarino
Executive Vice President and General Counsel
Metropolitan Commercial Bank

Nick Rosenberg
Executive Vice President and Head of Global Payments
Metropolitan Commercial Bank

Scott Lublin
Executive Vice President and Chief Lending Officer
Metropolitan Commercial Bank

Laura Capra
Executive Vice President and Head of Retail Banking
Metropolitan Commercial Bank

Offices and Banking Centers

Corporate Headquarters
99 Park Avenue
12th Floor
New York, NY 10016
212 659-0600
MCBankNY.com

Banking Centers
Manhattan
99 Park Avenue
New York, NY 10016
212 365-6700

16 West 46th Street
New York, NY 10036
212 938-0770

1431 Broadway
New York, NY 10018
212 643-6981

1270 Lexington Avenue
New York, NY 10028
646 930-3386

Brooklyn
Boro Park
5101 13th Avenue
Brooklyn, NY 11219
718 851-2105

Long Island
Great Neck
111 Great Neck Road
Great Neck, NY 11021
516 441-5232

Loan Production Office
Miami, Florida
1111 Brickell Avenue
Suite 1860
Miami, FL 33131

Metropolitan Bank Holding



Since 1999

MCB
LISTED
NYSE

Metropolitan Bank Holding Corp.
99 Park Avenue
12th Floor
New York, NY 10016

MCBankNY.com